Exhibit 99.1

ABSOLUTE SOFTWARE CORPORATION

Notice of Annual General Meeting

& Management Information Circular

2021

Meeting Date: Tuesday, December 14, 2021, 2:00 p.m. (PT)

Location:         Blake, Cassels & Graydon LLP

    Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada

    And virtually at https://meetnow.global/MG7CYCH

Global Headquarters:

Suite 1400, Four Bentall Centre, 1055 Dunsmuir Street

Vancouver, British Columbia, Canada V7X 1K8

604-730-9851

www.absolute.com

This document is important and requires your immediate attention. It requires holders of common shares of Absolute Software Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax, or other professional advisors. If you require assistance with voting your shares, please contact our proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll free in North America, 416-304-0211 for calls outside North America, or by email at assistance@laurelhill.com

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING	3
INVITATION TO SHAREHOLDERS	5
INFORMATION CIRCULAR	6
INTRODUCTION	6
Forward Looking Statements	6
GENERAL PROXY INFORMATION	7
Who Can Vote	7
How You Can Vote	7
Principal Holders of Common Shares	7
Advice to Beneficial Holders of Shares	8
Solicitation of Proxies	9
Attending and Participating Physically at the Meeting	9
Attending and Participating Virtually at the Meeting	10
Appointment and Revocation of Proxies	11
Exercise of Discretion	12
ELECTION OF DIRECTORS	13
Advance Notice Policy	13
Majority Voting Policy	13
Director Nominees	14
Prior Year’s Voting Results	18
Absence of Cease Trade Orders, Bankruptcies, Penalties and Sanctions	18
Board Committees	19
Strategic Planning	20
Risk Oversight	20
APPOINTMENT OF AUDITOR	21
APPROVAL OF NEW OMNIBUS EQUITY INCENTIVE PLAN	22
New Omnibus Equity Incentive Plan	22
Purpose	22
Eligibility	22
Common Shares Subject to the Omnibus Equity Incentive Plan	23
Omnibus Equity Incentive Plan Limits	23
Grants under the Omnibus Equity Incentive Plan	24
Termination of Grants	24
Transferability	25
Capital Changes, Corporate Transactions and Change of Control	25
Black-out Periods	25
Amendment and Termination of the Omnibus Equity Incentive Plan	26
New Omnibus Equity Incentive Plan Approval Resolutions	26
APPROVAL OF NEW EMPLOYEE STOCK OWNERSHIP PLAN	27
New Employee Stock Ownership Plan	27
Purpose	28
Administration	28
Eligibility	29
Common Shares Subject to the New ESOP	29
Transferability	29
Termination	30
Amendment of the New ESOP	30
New Employee Stock Ownership Plan Approval Resolutions	30
OTHER BUSINESS	31
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	31
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	31
Current Share Option Plan	31
Current Performance and Restricted Share Unit Plan	35
Current Employee Share Ownership Plan	40
Deferred Share Unit Plan	42

Equity Compensation Plan Information as at June 30, 2021	42
STATEMENT OF EXECUTIVE COMPENSATION	42
Named Executive Officers	42
Compensation Discussion and Analysis	43
Performance Chart	50
Summary Compensation Table	51
Incentive Plan Awards	52
Pension Plan Benefits	54
Employment Agreements, Termination and Change of Control Benefits	54
Director Compensation	57
Executive Officer and Director Share Ownership Policy	59
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	60
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	60
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	60
MANAGEMENT CONTRACTS	60
ADDITIONAL INFORMATION	60
SCHEDULE “A” STATEMENT OF CORPORATE GOVERNANCE PRACTICES	A-1
SCHEDULE “B” BOARD OF DIRECTORS MANDATE	B-1
SCHEDULE “C” NEW OMNIBUS EQUITY INCENTIVE PLAN	C-1
SCHEDULE “D” NEW EMPLOYEE STOCK OWNERSHIP PLAN	D-1

ABSOLUTE SOFTWARE CORPORATION

Suite 1400, Four Bentall Centre

1055 Dunsmuir Street

Vancouver, British Columbia, V7X 1K8

NOTICE OF ANNUAL GENERAL MEETING

TO OUR SHAREHOLDERS:

Our 2021 Annual General Meeting (the “Meeting”) will be held on Tuesday, December 14, 2021 at 2:00 p.m. (PT). The physical Meeting will be at the offices of Blake, Cassels & Graydon LLP, at Suite 2600, 595 Burrard Street, Vancouver, British Columbia and as a virtual shareholders’ meeting online at https://meetnow.global/MG7CYCH. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location.

The following matters will be considered at the Meeting:

(1)	to receive the report of our Directors;

(2)	to receive our audited financial statements for the financial year ended June 30, 2021, and the accompanying report of the auditors;

(3)	to set the number of our Directors at seven for the ensuing year;

(4)	to elect our Directors for the ensuing year;

(5)	to appoint our external auditor for the ensuing year and to authorize the Directors to fix the auditor’s remuneration;

(6)	to approve the adoption of a new Omnibus Equity Incentive Plan, reserve common shares from treasury for issuance thereunder, and approve the unallocated entitlements thereunder;

(7)	to approve the adoption of a new 2021 Employee Stock Ownership Plan, reserve common shares from treasury for issuance thereunder, and approve the unallocated entitlements thereunder;

(8)	to consider any amendment to or variation of a matter identified in this Notice; and

(9)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Our Information Circular, which includes a detailed description of the matters to be dealt with at the Meeting, accompanies this Notice. Our financial statements for the year ended June 30, 2021 and the report of the auditors thereon can be requested separately.

If you are unable to attend the Meeting physically or virtually and wish to ensure that your Absolute shares will be voted at the Meeting, you must complete, date, and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you are a non-registered shareholder and want to attend the Meeting physically or virtually, you must follow the instructions set out in the Information Circular.

Forms of proxy may also be voted by internet in accordance with the instructions contained in the form of proxy. In order to be valid and acted upon at the Meeting, forms of proxy and voting instruction forms must be returned (or voted by internet) not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the Meeting, or any adjournment or postponement thereof.

After submitting proxy instructions using the form of proxy or voting instruction form, as applicable, the proxyholder must also be registered to allow such proxyholder to attend, ask questions and vote at the Meeting online. If you would like a person, other than the management nominees identified on the form of proxy or voting instruction form, to attend virtually and participate at the Meeting virtually as your proxy and vote your shares (including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to attend virtually, participate in and vote online at the Meeting), you must register such proxyholder with Computershare Investor Services Inc. (“Computershare”) after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving an invitation code. Without an invitation code, proxyholders will not be able to participate virtually in or vote at the Meeting.

To register a proxyholder, Absolute shareholders must call Computershare toll free at 1-800-564-6253 or internationally at 1-514-982-7555 by no later than 2:00 p.m. (PT) on December 10, 2021 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) and provide Computershare with the required proxyholder contact information, so that Computershare can provide the proxyholder with an invitation code via email. If a non-registered shareholder wishes to ask questions in any question and answer session held subsequent to the Meeting, such shareholder must follow the procedures for virtually attending the Meeting as a duly appointed proxyholder and not as a guest. Non-registered shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to participate virtually or vote at the Meeting or any subsequent question and answer session; however, such non-registered shareholders may attend the Meeting virtually, including any subsequent question and answer session, as a guest by clicking “Guest” and completing the online form.

Vancouver, British Columbia, November 15, 2021.

ABSOLUTE SOFTWARE CORPORATION

“Daniel P. Ryan”
Chair of the Board

	Registered Shareholders	Non-Registered Shareholders
	Common Shares held in own name and represented by a physical certificate or DRS	Common Shares held with a broker, bank or other intermediary
Internet	www.investorvote.com	www.proxyvote.com

Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form

Mail	Return the voting instruction form in the enclosed postage paid envelope	Return the voting instruction form in the enclosed postage paid envelope

Questions or Require Voting Assistance? Contact Absolute’s strategic proxy solicitation agent, Laurel Hill Advisory Group at 1-877-452-7184 toll free in North America, or at 1-416-304-0211 outside of North America, or by e-mail at assistance@laurelhill.com.

INVITATION TO SHAREHOLDERS

Dear Absolute Shareholders:

2021 has been a transformative year – both across the globe and here at Absolute. The global COVID-19 pandemic continued to impact almost every aspect of our lives and communities and will continue to affect our world for years to come. A core of our commitment and passion was amplified in early 2020 when almost every organization in the world sent their employees home to work remotely. This has very quickly resulted in work from anywhere – in many instances, likely forever. The accelerated adoption of this model has unleashed a wave of cybersecurity and information technology changes across all industries and has set in motion the re-imagining of security across everything from the endpoint to the edge. This has had a significant impact on our company both in terms of the opportunities available to us and how we operate and support our global workforce.

For our customers and partners, we delivered solutions and programs designed to offer relief from the pressures of the pandemic. Our acquisition of NetMotion Software, a leading provider of connectivity and security solutions, has positioned us in the fast-growing Zero Trust markets. We now offer a set of uniquely differentiated self-healing capabilities that enable our customers with a reliable, resilient work from anywhere experience by helping ensure maximum security and uncompromised productivity for their employees.

Internally, we’ve continued to prioritize the health and well-being of our employees, to support them and their families as they navigated their own journeys during this challenging time. Because our success begins with our people, we have continuously enhanced our employee wellness initiatives and carefully reimagined and designed what our new employee experience will be.

It’s been three years since I joined Absolute, and I could not be prouder of the meaningful and resilient solutions we’re delivering to our customers, the contributions we are making to the communities in which we serve, and the sustainable value we’re seeking to provide for our shareholders. I’m excited about where Absolute stands as we head into the next chapter of our company’s story. Absolute is poised to expand into broader markets and further penetrate existing markets. I am also very grateful that approximately 16,000 organizations around the world have chosen us to be a trusted partner in navigating their business and security challenges as we head into 2022.

We Value Your Views

The feedback we receive from our shareholders and other stakeholders is a cornerstone of our corporate governance practices.

On behalf of the Board of Directors and management of Absolute, I am pleased to invite you to attend the annual general meeting of shareholders that will be held this year at the Vancouver offices of Blake, Cassels & Graydon LLP and as a virtual meeting online at https://meetnow.global/MG7CYCH on December 14, 2021 at 2:00 p.m. (PT).

This meeting is your opportunity to vote on a number of important matters and engage with our leadership. The enclosed information circular describes the business to be conducted at the meeting and provides information on our executive compensation and corporate governance practices, amongst other matters. Whether or not you plan to attend the meeting, we encourage you to vote promptly. See below under “General Proxy Information”.

We look forward to welcoming you at the meeting and thank you for your continued support of Absolute.

Sincerely, “Christy Wyatt” President & CEO

ABSOLUTE SOFTWARE CORPORATION

Suite 1400, Four Bentall Centre

1055 Dunsmuir Street

Vancouver, British Columbia, V7X 1K8

INFORMATION CIRCULAR

as at November 15, 2021

INTRODUCTION

The Board of Directors (the “Board”) of Absolute Software Corporation is delivering this information circular (this “Information Circular”) to you in connection with the solicitation of your proxy for use at the annual general meeting of shareholders (the “Meeting”) to be held physically on December 14, 2021 at the offices of Blake, Cassels & Graydon LLP, at Suite 2600, 595 Burrard Street, Vancouver, British Columbia and as a virtual shareholders’ meeting online at https://meetnow.global/MG7CYCH for the purposes set forth in the accompanying Notice of Meeting. A summary of the information shareholders of Absolute will need to attend the Meeting online and physically is provided below.

In this Information Circular, unless the context otherwise requires, all references to “Absolute”, the “Company”, “we”, “us”, and “our” refer to Absolute Software Corporation. The Company’s fiscal year ends on June 30 of each year. In this Information Circular, the fiscal year ended June 30, 2021 is referred to as “Fiscal 2021”, the fiscal year ended June 30, 2020 is referred to as “Fiscal 2020”, and the fiscal year ended June 30, 2019 is referred to as “Fiscal 2019”. All dollar figures are stated in U.S. dollars unless otherwise indicated.

Forward Looking Statements

Certain statements contained in the Notice of Meeting and this Information Circular (together, the “Meeting Materials”) may contain and constitute forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “will”, “scheduled”, and similar terms and, within the Meeting Materials, include, without limitation, any statements (express or implied) respecting: the Company’s future plans, strategies, and objectives; the administration of the Company’s equity compensation plans; the Company’s compensation plans, philosophies, and practices; the ability of the Company’s compensation practices to attract, retain, motivate, and reward qualified officers, directors, and employees who will be able to accomplish the Company’s business objectives; the Company’s governance plans, philosophies, and practices; the Company’s risk management plans, philosophies, and practices; and the Company’s EDI plans, philosophies, and practices.

Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions, and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out in the Meeting Materials include or relate to the following, without limitation: the Company will be able to successfully execute its plans, strategies, and objectives (including with respect to compensation, governance, and diversity); market and industry data obtained from external sources is accurate and reliable; the Company’s compensation practices are and will be competitive with comparable organizations for similar positions; the Company will be able to attract and retain qualified personnel; and the Company’s governance, risk management, and EDI plans, philosophies, and practices are and will be appropriate and adequate in its circumstances.

Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, as more particularly described and referred to in the “Risk and Uncertainties” section of Absolute’s most recently filed Management’s Discussion and Analysis, which is available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation: risks related to the COVID-19 pandemic and its impact on the Company; that the Company may not be able to accurately predict its rate of growth and profitability; the Company’s compensation strategies and programs will be unsuccessful at attracting, retaining, motivating, and rewarding qualified officers, directors, and/or employees and the Company may change its strategies and programs if they are unsuccessful; the Company’s governance, risk management and EDI plans, philosophies, and practices may not be appropriate or adequate in its circumstances; and other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.

All forward-looking statements included in the Meeting Materials are expressly qualified in their entirety by this cautionary note. The forward-looking statements contained in the Meeting Materials are made as at the date of this Information Circular and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

GENERAL PROXY INFORMATION

Who Can Vote

November 4, 2021 is the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. As of November 4, 2021, there were 49,820,571 common shares in the capital of Absolute (“Common Shares”) outstanding. Persons who on November 4, 2021 are recorded on our share register as holders of Common Shares can vote at the Meeting. Each Common Share has the right to one vote.

Under our Articles, the quorum for the transaction of business at the Meeting is two persons present in person, each being a shareholder entitled to vote at the Meeting or a duly appointed proxyholder or representative for such shareholder so entitled, representing at least 25% of the issued and outstanding Common Shares.

How You Can Vote

If you are a registered shareholder (your Common Shares are held in your name) you may vote your Common Shares either by attending the physical Meeting or virtually or, if you do not plan to attend physically or virtually you may vote your Common Shares, by completing the proxy and following the instructions below under “Appointment and Revocation of Proxies”.

Registered shareholders who wish to vote their Common Shares by virtually attending the Meeting at https://meetnow.global/MG7CYCH should follow the instructions below under “Attending and Participating Virtually at the Meeting”.

Registered shareholders who wish to vote their Common Shares by attending the physical Meeting should follow the instructions below under “Attending and Participating Physically at the Meeting”.

Principal Holders of Common Shares

To the knowledge of the Company, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of Absolute, as a substantial number of our shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If your Common Shares are listed in an account statement provided to you by a broker, then in almost all cases those Common Shares will not be registered in your name on the records of Absolute. Such Common Shares will more likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). If you are a Beneficial Shareholder, you should ensure that instructions respecting the voting of your Common Shares are communicated to the appropriate person.

Beneficial Shareholders fall into two (2) categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”).

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by Absolute. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge will either mail a form of proxy or a voting instruction form in lieu of a form of proxy provided by Absolute. The voting instruction form will name the same persons as the proxy to represent you as a Beneficial Shareholder at the Meeting. As a Beneficial Shareholder you have the right to appoint a person (who need not be a Beneficial Shareholder) other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote your Common Shares directly at the Meeting as the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have your Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting your Common Shares registered in the name of your broker (or agent of the broker), you may attend the physical Meeting or virtually as proxyholder for the registered shareholder and vote the Common Shares in that capacity. If you wish to attend the physical Meeting or virtually and indirectly vote your Common Shares as proxyholder for the registered shareholder, you should enter your own name in the blank space on the instrument of proxy provided to them and return the same to your broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Additionally, Absolute may utilize the Broadridge QuickVote service to assist eligible NOBOs with voting their shares over the telephone. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

If you would like a person, other than the management nominees identified on the form of proxy or voting instruction form, to virtually attend and participate at the Meeting as your proxy and vote your Common Shares, including if you are a Beneficial Shareholder and wish to appoint yourself as proxyholder to virtually attend, participate, and vote at the Meeting, you must register such proxyholder with Computershare Investor Services Inc. (“Computershare”) after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving an invitation code. Without an invitation code, proxyholders will not be able to virtually participate in or vote at the Meeting.

To register a proxyholder, Absolute shareholders must call Computershare toll free at 1-800-564-6253 or internationally at 1-514-982-7555 or visit http://www.computershare.com/AbsoluteSoftware by no later than 2:00 p.m. (PT) on December 10, 2021 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) and provide Computershare with the required proxyholder contact information, so that Computershare can provide the proxyholder with an invitation code via email.

You may also appoint some other person or company (who need not be a shareholder of Absolute) to represent you at the physical Meeting being held at the Vancouver offices of Blake, Cassels & Graydon LLP, either by inserting such other person’s name or company’s name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

A proxy will not be valid unless the completed form of proxy is delivered: to the office of Computershare: (i) by mail or by hand to: Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 or 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9; (ii) by fax to: 416-263-9524 or 1-866-249-7775; (iii) online at http://www.computershare.com/AbsoluteSoftware; or (iv) by telephone at: 1-866-732-8683 (toll free); no later than 2:00 p.m. (PT) on December 10, 2021 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays), or may be accepted by the chair of the Meeting (the “Chair”) prior to the commencement of the Meeting. The Company or the Chair of the Meeting may waive or extend the proxy cut-off without notice.

Alternatively, as a Beneficial Shareholder you may request in writing that your broker send to you a legal proxy which would enable you to attend the Meeting and vote your Common Shares. Please see further instructions under “Appointment and Revocation of Proxies”. Beneficial Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to participate or vote at the Meeting or participate in any subsequent question and answer session. However, Beneficial Shareholders who have not duly appointed themselves as proxyholder may attend the Meeting virtually, including any subsequent question and answer session, as a guest by clicking “I am a guest” and completing the online form. If you are a Beneficial Shareholder and you wish to participate or vote at the Meeting or ask questions in any question and answer session held subsequent to the Meeting, you must follow the procedures for attending the Meeting as a duly appointed proxyholder, and not as a guest.

Solicitation of Proxies

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the Meeting Materials indirectly to the NOBOs and to the OBOs through their Intermediaries, the cost of which will be borne by the Company.

The Company has retained Laurel Hill Advisory Group to assist in its solicitation of proxies from shareholders and provide additional services, including, but not limited to, strategic shareholder communications. The Company has agreed to pay Laurel Hill Advisory Group an aggregate fee of CAD$30,000, plus reasonable out-of-pocket expenses, for the solicitation of proxies. All costs of the solicitation for the Meeting will be borne by the Company.

Attending and Participating Physically at the Meeting

At the Meeting, the Company may adopt vaccination verification and/or measures for identifying COVID-19 symptoms or risk factors as may be recommended or required by applicable health authorities. These measures may include requiring registered shareholders or duly appointed proxyholders wishing to attend the physical Meeting to provide sufficient proof of vaccination at the Meeting and/or to sign a confirmation letter regarding their health status. If a registered shareholder or duly appointed proxyholder is unable or unwilling to do so, such proxyholder will not be permitted to attend the physical Meeting and will be required to attend the Meeting virtually. We encourage shareholders to arrange to participate at the Meeting virtually by following the steps set out below. If you intend to participate in the physical Meeting, or to appoint a proxyholder to attend at the physical Meeting on your behalf, we encourage those participants to arrive at the physical Meeting early.

The Company reserves the right to refuse admission to a shareholder or proxyholder seeking to attend the Meeting if the Company believes the shareholder or proxyholder poses a potential health risk to attendees at the Meeting or would otherwise breach public health restrictions. In addition, any attendees will be required to wear an appropriate face mask and practice social distancing at the Meeting.

Attending and Participating Virtually at the Meeting

The Meeting will be held both physically and in a virtual format via a live webcast. The instructions in this section only apply to those who wish to attend the Meeting virtually. Absolute has made arrangements to enable shareholders to attend and vote virtually at this year’s Meeting to mitigate potential risks to the health and safety of our communities, shareholders, employees, and other stakeholders due to the COVID-19 pandemic. Shareholders will have an equal opportunity to participate at the Meeting regardless of their geographic location.

Absolute shareholders who wish to appoint a third-party proxyholder to represent them through virtual participation at the Meeting and any subsequent question and answer session (including Beneficial Shareholders who wish to appoint themselves as proxyholder to virtually attend, participate and vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See – “Appointment and Revocation of Proxies”.

Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting and to ask questions at any subsequent question and answer session. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the virtual Meeting online at https://meetnow.global/MG7CYCH. Such persons may then enter the virtual Meeting by clicking “Shareholder” and entering the 15-digit control number located on the form of proxy or in the email notification received before the start of the Meeting. Beneficial Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to participate or vote at the Meeting or any subsequent question and answer session but may attend the Meeting virtually, including any subsequent question and answer session as a guest by clicking “Guest” and completing the online form:

•

Registered shareholders: Click “Shareholder” and then enter the 15-digit control number. If as a registered shareholder you are using your 15-digit control number to log in to the virtual Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the virtual Meeting. If you have already voted by proxy and you vote again during the online ballot during the virtual Meeting, your online vote during the virtual Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

•	Duly appointed proxyholders: Click “Invitation Code” then enter your invitation code. Computershare will provide the proxyholder with a invitation code after the voting deadline has passed.

If you are a Beneficial Shareholder located in the United States and wish to attend, participate and vote at the virtual Meeting or ask questions at any question and answer session or, appoint a third party as your proxyholder, in addition to the steps described above and below under “Appointment and Revocation of Proxies”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare to either 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 or via the internet at www.investorvote.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than 2:00 p.m. (PT) on December 10, 2021 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the virtual Meeting and vote your shares at https://meetnow.global/MG7CYCH during the meeting. Please note that you are required to register your appointment at http://www.computershare.com/AbsoluteSoftware.

If you attend the Meeting virtually, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to test system requirements, check in to the Meeting online, and complete the related procedures.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are the Company’s (i) President and Chief Executive Officer, and (ii) Chief Financial Officer. You may also appoint some other person or company (who need not be a shareholder of Absolute) to represent you at the Meeting either by inserting such other person’s name or company’s name in the blank space provided in the form of proxy or by completing another suitable form of proxy. A proxy will not be valid unless the completed form of proxy is delivered: to the office of Computershare: (i) by mail or by hand to: Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 or 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9; (ii) by fax to: 416-263-9524 or 1-866-249-7775; (iii) online at http://www.computershare.com/AbsoluteSoftware; or (iv) by telephone at: 1-866-732-8683 (toll free); no later than 2:00 p.m. (PT) on December 10, 2021 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays), or may be accepted by the Chair prior to the commencement of the Meeting. The Company or the Chair of the Meeting may waive or extend the proxy cut-off without notice.

You may also vote your proxy by following the instruction on the proxy form sent to you.

Absolute shareholders who wish to appoint a third party proxyholder to attend and participate at the physical Meeting being held at the Vancouver offices of Blake, Cassels & Graydon LLP as their proxy and vote their Common Shares MUST submit their proxy or voting instruction form, as applicable, appointing such third party proxyholder.

•

Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you wish for you or your proxy holder to attend virtually, and you are a Beneficial Shareholder located in the United States, you must also provide Computershare with a duly completed legal proxy to virtually attend, participate and vote at the Meeting or, if permitted, appoint a third party as your proxyholder to virtually attend, participate and vote at the Meeting. See below under this section for additional details.

•

Step 2: Register your proxyholder (for virtual attendance only): To register a proxyholder to vote at the Meeting virtually, Absolute shareholders must visit http://www.computershare.com/AbsoluteSoftware by no later than 2:00 p.m. (PT) on December 10, 2021 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) and provide Computershare with the required proxyholder contact information, so that Computershare can provide the proxyholder with a Username via email. In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an invitation code.

If you are a Beneficial Shareholder and wish to attend and participate at the physical Meeting being held at the Vancouver offices of Blake, Cassels & Graydon LLP, you have to insert your own name in the space provided on the proxy or voting instruction form and follow all of the applicable instructions provided on such proxy or voting instruction form.

If you are a Beneficial Shareholder and wish to attend virtually, you must also register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided in the proxy or voting instruction form. Please also see further instructions under the heading “Attending and Participating at the Virtual Meeting”.

If you are a Beneficial Shareholder located in the United States and wish to virtually attend, participate, and vote at the Meeting or ask questions at any subsequent question and answer session or, if permitted, appoint a third party as your proxyholder to virtually attend, participate, and vote at the Meeting, in addition to the steps described above “Attending and Participating at the Virtual Meeting”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare at either 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

Beneficial Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to participate or vote at the Meeting or any subsequent question and answer session; however, Beneficial Shareholders who have not duly appointed themselves as proxyholder may attend the Meeting virtually, including any subsequent question and answer session, as a guest by clicking “I am a guest” and completing the online form.

To vote your Common Shares, your proxyholder must attend the Meeting. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing the applicable form or forms of proxy.

You can revoke your proxy by:

•	providing a written notice of revocation to Computershare before the end of business on December 10, 2021;

•

providing a written notice of revocation to Absolute at its registered office, which is located at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, before the end of business on December 10, 2021;

•	voting at the Meeting; or

•	any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote has already been taken.

If as a registered shareholder you are attending the Meeting virtually, using your 15-digit control number to log in to the virtual Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

If as a registered shareholder you are attending the physical Meeting you will be provided the opportunity to vote by ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again by ballot during the Meeting, your vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the ballot.

If you are a Beneficial Shareholder and wish to revoke previously provided voting instructions, you should carefully follow the instructions provided by your intermediary.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on:

•	each matter or group of matters identified in the proxy where you do not specify how you want to vote;

•	any amendment to or variation of any matter identified in the proxy; and

•	any other matter that properly comes before the Meeting.

If on a particular matter to be voted on you do not specify in your proxy the manner in which you want to vote, your Common Shares will be voted for the approval of such matter.

As of the date of this Information Circular, the Company’s management knows of no amendment, variation, or other matter that may come before the Meeting; but if any amendment, variation, or other matter properly comes before the Meeting, each nominee named in the proxy intends to vote in accordance with the nominee’s best judgment.

Late proxies may be accepted or rejected by the Chair of the Meeting at their discretion. The Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Company or the Chair of the Meeting may waive or extend the proxy cut-off without notice.

If no choice is indicated in the proxy, management’s nominees intend to vote FOR:

•	establishing the number of Directors at seven;

•	electing management’s nominees for Director;

•	appointing Deloitte LLP as the external auditor of the Company, at remuneration to by fixed by the Board;

•	approving the new Omnibus Equity Incentive Plan; and

•	approving the new 2021 Employee Stock Ownership Plan.

ELECTION OF DIRECTORS

The Board currently has seven members. At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of Directors for the ensuing year at seven, subject to such increases as may be permitted by our Articles and the Business Corporations Act (British Columbia) (the “BCBCA”). The number of Directors will be approved if the affirmative vote of the majority of Common Shares present, or represented by proxy at the Meeting, and entitled to vote is voted in favour to set the number of Directors at seven. The term of office of each of the current Directors will end at the conclusion of the Meeting. Each Director elected at the Meeting will hold office until the end of our next annual meeting, or if no Director is then elected subject to our Majority Voting Policy (as described below), until a successor is elected, or until the Director resigns or is removed.

Advance Notice Policy

On October 25, 2014, the Board adopted an Advance Notice Policy for Director nominations. The Advance Notice Policy was ratified, confirmed, and approved at the Annual General and Special Meeting of our shareholders held on December 8, 2014. Shareholders who wish to nominate candidates for election as Directors must provide timely notice in writing to the Corporate Secretary of the Company at Suite 1400, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8, and include the information set forth in the Advance Notice Policy. The notice must be given not less than 30 days and not more than 65 days prior to the date of the Meeting. A copy of the Advance Notice Policy is available on the Company’s website and under its profile on www.sedar.com.

Majority Voting Policy

The Board believes that each of the Directors should carry the confidence and support of its shareholders. To this end, the Board has adopted a Majority Voting Policy for the election of Directors. The policy provides that if a nominee for election as Director receives a greater number of “withheld” votes than “for” votes, that nominee will tender a resignation to the Chair of the Board following the meeting of shareholders at which the nominee was put forth for election. The Board will consider the offer of resignation and announce its decision on whether to accept it in a press release within 90 days following the meeting of shareholders.

In these deliberations, the Board will consider all factors it deems relevant, including any reasons stated for why shareholders “withheld” votes from the election of that nominee and, as applicable, the length of service and the qualifications of the nominee, the nominee’s contributions to the Company, the effect such resignation may have on the Company’s ability to comply with any applicable governance rules and policies and the dynamics of the Board, and whether the resignation would be in the best interests of the Company. The Board will be expected to accept the resignation, except in situations where extenuating circumstances would warrant the Director to continue to serve.

This policy only applies in circumstances involving an uncontested election of Directors, being those where the number of Director nominees is the same as the number of Directors to be elected to the Board. A copy of the Majority Voting Policy is available on the Company’s website and under its profile on www.sedar.com.

Director Nominees

Each of the proposed nominees for election has been nominated by management of Absolute. Each nominee is currently a Director of Absolute. See below for certain information regarding the nominees(1), followed by their respective biographies.

Daniel Ryan
Age:	62
Director Since:	June 2011
Principal Occupation:	Chief Executive Officer of CiBO Technologies
Areas of Expertise:	Core Industry; Technical/Engineering; M&A/Capital Markets; Senior Executive
Common Shares(2):	118,003
Residence:	Minnesota, U.S.A.

Lynn Atchison
Age:	61
Director Since:	August 2019
Principal Occupation:	Corporate director
Areas of Expertise:	Financial/Audit & Risk; Core Industry; M&A/Capital Markets; Senior Executive
Common Shares(2):	0
Residence:	Texas, U.S.A.

Andre Mintz
Age:	56
Director Since:	August 2021
Principal Occupation:	Chief Information Security Officer at Newport Group
Areas of Expertise:	Core Industry; Cybersecurity/IT; Financial/Audit & Risk; Senior Executive
Common Shares(2):	0
Residence:	North Carolina, U.S.A.

Gregory Monahan
Age:	48
Director Since:	December 2012
Principal Occupation:	Senior Managing Director of Crescendo Partners, L.P. and Portfolio Manager of Jamarant Capital, L.P.
Areas of Expertise:	Financial/Audit & Risk; M&A/Capital Markets; International Markets
Common Shares(2):	78,795(3)
Residence:	Connecticut, U.S.A.

Salvatore Visca
Age:	55
Director Since:	February 2014
Principal Occupation:	Chief Technology Officer of Elastic Path Software
Areas of Expertise:	Core Industry; Cybersecurity/IT; Technical/Engineering; Senior Executive
Common Shares(2):	12,000
Residence:	Florida, U.S.A.

Gerhard Watzinger
Age:	61
Director Since:	December 2014
Principal Occupation:	Corporate director
Areas of Expertise:	Core Industry; Cybersecurity/IT; Technical/Engineering; Senior Executive; M&A/Capital Markets
Common Shares(2):	0
Residence:	Florida, U.S.A.

Christy Wyatt
Age:	49
Director Since:	December 2018
Principal Occupation:	President and Chief Executive Officer of Absolute
Areas of Expertise:	Core Industry; Cybersecurity/IT; Technical/Engineering; Senior Executive; M&A/Capital Markets; International Markets
Common Shares(2):	94,486
Residence:	British Columbia, Canada

Notes:

1)

Other than with respect to Ms. Wyatt, the information as to principal occupation, place of residence, and the number Common Shares owned, controlled, or directed is not within the knowledge of management of the Company and has been provided by the respective nominees.

2)

Includes Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each nominee. See also below under “Director Compensation” for a summary of other Company equity instruments held by the Directors, such as DSUs.

3)	This includes Common Shares held by Jamarant Capital, L.P.

Daniel P. Ryan

Mr. Ryan joined Absolute as a Director in June 2011, has been Chair of the Board since December 2013, and is currently a member of the Audit Committee and the Compensation Committee. Mr. Ryan, a resident of Greenwood, Minnesota, is a software and technology executive with over 30 years of experience and a background in product and market strategy, business development, and mergers and acquisitions. Mr. Ryan is currently the CEO and a director of CiBO Technologies, a science-driven software company that models and simulates agricultural ecosystems. From 2011 to 2018 (until its acquisition by Marlin Equity Partners), Mr. Ryan was the President and CEO of RedBrick Health, which grew into an acknowledged industry leader in SaaS-powered employee well-being and health engagement. Before RedBrick, Mr. Ryan was President and CEO at Secure Computing, a $250M leader in enterprise security solutions, prior to it being acquired by McAfee, where he served as EVP and General Manager of their $500M Network Security Business Unit. Prior to Secure Computing, Mr. Ryan served as President and Chief Operating Officer at Stellent, a leading enterprise content management software company that grew revenues from $2M to $130M during his tenure before being acquired by Oracle, where he became Senior Vice President of Enterprise Content Management Products. Mr. Ryan joined Stellent from Foglight Software, an innovator in e-commerce and application performance management that was acquired by Quest Software, where he headed marketing, product management, and business development. Mr. Ryan is also a director of LogicStream Health, a clinical process improvement company, and was previously a director of Secure Computing. Mr. Ryan holds a Bachelor of Science degree in Math and Economics from the University of Minnesota.

Lynn Atchison

Ms. Atchison joined Absolute as a Director in August 2019 and is currently the Chair of the Audit Committee. Ms. Atchison is a resident of Austin, Texas and currently serves on the boards of Q2 Holdings (NYSE: QTWO), Bumble (NASDAQ: BMBL), and privately-held The Postage. Most recently, Ms. Atchison was the CFO of Spredfast, Inc., a provider of enterprise social media management software. Prior to that, she served as the CFO of the online vacation rental marketplace HomeAway, Inc. from August 2006 until March 2016. During her tenure at HomeAway the business grew from $10 million to over $500 million in revenue and Ms. Atchison oversaw over 20 acquisitions, expansion into Europe, South America, and Australia, and an IPO on the Nasdaq in June 2011. Ms. Atchison was also instrumental in the sale of HomeAway to Expedia in December 2015 for $3.9B. Ms. Atchison is a Certified Public Accountant and holds a degree in Accounting from Stephen F. Austin State University. Ms. Atchison is also National Association of Corporate Directors (“NACD”) Directorship Certified™.

Andre Mintz

Mr. Mintz joined Absolute as a Director on August 5, 2021. Mr. Mintz is a resident of Waxhaw, North Carolina. Mr. Mintz is a seasoned technology and cyber risk management executive with more than 30 years of experience designing, building, and leading information security, data protection, and privacy programs at a global scale. He is also a former law enforcement officer and a US Air Force veteran. Mr. Mintz currently serves as Chief Information Security Officer (CISO) of Newport Group, a financial services firm and provider of retirement plans, corporate insurance, and consulting services with over a half-trillion dollars in assets under administration. Prior to joining Newport, he was Executive Vice President at Red Ventures, a $10B portfolio of digital companies and global brands, where he held the combined roles of CISO, Chief Privacy Officer (CPO), and Chief Security Officer (CSO). Mr. Mintz’s prior experience also includes: serving as Vice President and Chief Security Officer at Reuters; serving as Director of Trustworthy Computing & Chief Security Strategist at Microsoft; serving on Microsoft’s World-Wide Chief Security Officer’s Council; and serving as Kinko’s first CISO. Mr. Mintz is a Certified Information Systems Security Professional (CISSP) and holds a Graduate Certificate in Cybersecurity from Harvard University. Mr. Mintz also serves on the Board of Directors of the Cloud Security Alliance, a non-profit organization that promotes best practices for providing security assurance within cloud computing and provides education on the uses of cloud computing to help secure all other forms of computing.

Gregory Monahan

Mr. Monahan joined Absolute as a Director in December 2012 and is currently the Chair of the Governance and Nominating Committee and a member of the Audit Committee. Mr. Monahan is a resident of Darien, Connecticut. Mr. Monahan is a Senior Managing Director of Crescendo Partners, L.P. and he is the Portfolio Manager of Jamarant Capital, L.P., a New York-based investment firm. Mr. Monahan previously co-founded Bind Network Solutions, a consulting firm focused on network infrastructure and security. Mr. Monahan also serves on the board of directors of Primo Water Corporation (NYSE: PRMW), a leading pure-play water solutions provider in North America, Europe, and Israel. He was formerly a director of: BSM Technologies, a commercial fleet telematics provider; COM DEV International, a designer and manufacturer of space hardware; ENTREC Corporation, a crane and heavy haul transportation company; SAExploration Holdings, a geophysical services company offering seismic data acquisition services to the oil and gas industry; O’Charley’s Inc., a multi-concept restaurant company; and Bridgewater Systems, a telecommunications software provider. Mr. Monahan holds a Bachelor of Science degree in Mechanical Engineering from Union College and a MBA from Columbia Business School.

Salvatore (Sal) Visca

Mr. Visca joined Absolute as a Director in March 2014 and is currently a member of the Compensation Committee and the Governance and Nominating Committee. Mr. Visca is a resident of Miami, Florida and his principal occupation is as Chief Technology Officer of Vertex (NASDAQ: VERX), a leading provider of comprehensive, integrated tax technology solutions, where he has been since March 2021. Prior to joining Vertex, Mr. Visca spent 10 years as the Chief Technology Officer at Elastic Path Software, a privately held e-commerce software company, and from 2005 to 2008 served as the Chief Technology Officer at Business Objects, an enterprise software company specializing in business intelligence. When Business Objects was acquired by SAP in 2007, Mr. Visca transitioned to Chief Technology Officer for the SAP Technology Development Group until 2010. Prior to Business Objects, he held a number of technology leadership positions at Infowave Software and IBM. Mr. Visca served as the Chairman of the Advisory Board of Infowave Software Inc. from 2004 to 2006. Mr. Visca also served as a director of DDS Wireless International Inc. from November 2006 to July 2014, as the independent director of Terminal City Capital Inc. from May 2008 to August 2010, and as an advisor of INETCO Systems Limited. Mr. Visca graduated with Honours from the University of Western Ontario with a Bachelor of Science in Computer Science.

Gerhard Watzinger

Mr. Watzinger joined Absolute as a Director in December 2014 and is currently the Chair of the Compensation Committee and a member of the Governance and Nominating Committee. Mr. Watzinger, a resident of Naples, Florida, is the Chairman of CrowdStrike (NASDAQ: CRWD), a cloud-based security and endpoint protection company, and a member of the board of directors at Mastech Digital (NYSE: MHH) and KnowBe4 (NASDAQ: KNBE). Mr. Watzinger previously served as the chief strategy officer and an executive vice president at McAfee, where he was responsible for guiding McAfee’s global business strategy and development. Mr. Watzinger helped accelerate the international expansion of McAfee and directed the company through numerous successful mergers and acquisitions. Mr. Watzinger was also the architect of McAfee’s acquisition by Intel, a $7.7B transaction which is one of the largest deals in the security industry. Mr. Watzinger holds a Bachelor’s degree in Computer Science from the University of Applied Sciences in Munich, Germany.

Christy Wyatt

Ms. Wyatt is Absolute’s President and Chief Executive Officer. Ms. Wyatt is a resident of British Columbia and San Jose, California. Ms. Wyatt joined Absolute as CEO in November 2018 and became a Director in December 2018. Previously, Ms. Wyatt served as President and CEO of Dtex Systems, a leader in enterprise user intelligence and insider threat detection. Prior to Dtex, Ms. Wyatt was Chair, President, and CEO of Good Technology, which was acquired by Blackberry in 2015. Ms. Wyatt has held a variety of executive leadership roles at globally-recognized business and technology brands including Citigroup, Motorola, Palm, Apple, and Sun Microsystems. Ms. Wyatt currently serves as a member of the boards of directors (including committees) of Silicon Labs (NASDAQ: SLAB) and Quotient Technology (NYSE: QUOT). She has been named: ‘New CEO of the Year’ in the December 2020 issue of the Globe and Mail’s Report on Business; one of Inc. Magazine’s Top 50 Women Entrepreneurs of America; Information Security’s CEO of the Year; one of the Fierce Wireless ‘Most Influential Women in Wireless’; and one of the Top 50 Women Leaders in SaaS. Ms. Wyatt graduated from the College of Geographic Sciences in Nova Scotia, Canada and also holds the NACD Certificate in Cybersecurity Oversight.

Prior Year’s Voting Results

Each of the nominees for election as Director was nominated and elected as a Director at the last annual meeting of shareholders. The voting results for the election of Directors at the Company’s Annual General Meeting held on December 9, 2020 are as follows:

Name	Votes For	Percentage For
Daniel Ryan	24,170,171	92.56%
Lynn Atchison	26,029,717	99.69%
Gregory Monahan	24,157,498	92.52%
Salvatore Visca	24,060,554	92.14%
Gerhard Watzinger	23,568,449	90.26%
Christy Wyatt	23,770,881	91.04%

Absence of Cease Trade Orders, Bankruptcies, Penalties and Sanctions

None of our proposed Directors or executive officers has, within the 10 years prior to the date of this Information Circular, been a director, chief executive officer, or chief financial officer of any company (including Absolute) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

None of our proposed Directors or executive officers or, to the knowledge of the Company, shareholders holding a sufficient number of securities to materially affect control of Absolute has within the 10 years prior to the date of this Information Circular: (i) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of our proposed Directors or executive officers or, to the knowledge of the Company, shareholders holding a sufficient number of securities to materially affect control of Absolute has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Board Committees

The Board currently has an Audit Committee, a Compensation Committee, and a Governance and Nominating Committee. The membership of these committees is reviewed annually. The Board intends to review and reconstitute the membership of each of these committees following the Meeting.

Audit Committee

The Audit Committee is currently comprised of:

•	Lynn Atchison (Chair)

•	Gregory Monahan

•	Daniel Ryan

The primary functions of the Audit Committee are to: (a) meet with the CFO and other senior finance staff of Absolute and its independent auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans; (b) appoint the auditors, subject to shareholder approval; and (c) review and recommend to the Board for approval Absolute’s financial statements and certain other documents required by regulatory authorities.

During Fiscal 2021, all members of the Audit Committee listed above were independent and financially literate (including able to read and understand financial statements) and none of the members was an officer or employee of the Company or any of its subsidiaries.

More detailed Audit Committee disclosure as required under National Instrument 52-110 – Audit Committees (“NI 52-110”) is contained in the Company’s Annual Information Form dated August 10, 2021 (the “AIF”), which is available under the Company’s profile on www.sedar.com.

Compensation Committee

The Compensation Committee is currently comprised of:

•	Gerhard Watzinger (Chair)

•	Daniel Ryan

•	Salvatore Visca

The primary functions of the Compensation Committee are to: (a) consider the terms of employment of the Chief Executive Officer and certain other executive officers; (b) oversee the Company’s general compensation policies; and (c) approve the grant of awards under Absolute’s equity compensation plans.

During Fiscal 2021, all members of the Compensation Committee listed above were independent and none of the members was an officer or employee of the Company or any of its subsidiaries.

Governance and Nominating Committee

The Governance and Nominating Committee is currently comprised of:

•	Gregory Monahan (Chair)

•	Salvatore Visca

•	Gerhard Watzinger

The primary functions of the Governance and Nominating Committee are to: (a) provide a focus on governance that will enhance the Company’s performance; (b) assess and make recommendations regarding the effectiveness of the Board; and (c) establish and lead the process for identifying, recruiting, appointing, and providing ongoing development for the Directors. The Governance and Nominating Committee also has oversight of the Company’s ESG (environmental, social, and governance) and EDI (equity, diversity, and inclusion) initiatives and issues.

During Fiscal 2021, all members of the Governance and Nominating Committee listed above were independent and none of the members was an officer or employee of the Company or any of its subsidiaries.

Strategic Planning

The Board oversees the Company’s strategic planning. At least annually, the Board conducts a focused review of the strategic business plans and strategies proposed by management and approves such plans and strategies with such changes as the Board deems appropriate. The strategic plans and discussions – which take into account, among other things, the opportunities and risks of the business, strategic objectives of the Company, and budgetary considerations – are developed and presented by management to the Board for its approval, and are revisited with the Board periodically throughout the year.

Risk Oversight

The Board oversees the identification of the principal risks of the Company’s business and the implementation of appropriate systems to manage these risks and risk mitigation strategies, including:

•	understanding the principal risks of the business in which we are engaged;

•	satisfying itself that systems are in place which are designed to effectively monitor and manage those risks with a view to mitigating the potential impact of risks on our overall value and viability;

•	reviewing our enterprise risk management framework;

•	receiving reports from management and Board committees with respect to the identification, assessment, and management of existing and new material risks; and

•	reviewing and discussing with management significant risk exposures and the processes and procedures with respect to risk assessment and risk management.

A management Risk Committee (including, among others, our President & CEO, CFO, SVP, Legal & Corporate Secretary, EVP, Human Resources, Chief Information Officer, Chief Information Security Officer, Chief Technology Officer, EVP, Product & Strategy, EVP, Engineering, and Chief Revenue Officer) maintains a dashboard of the evolving strategic, operational, product, cyber, financial, legal, compliance, personnel and other risks facing the Company, which includes an explanation of the risk, measurement of the likelihood of occurrence and resulting impact of the risk, and mitigation efforts being undertaken by the Company. This dashboard is presented at least quarterly by the management Risk Committee to the Audit Committee and the Board for review and discussion.

In addition, each of our Board committees oversees material risk within their functional area and reports to the Board on these matters and associated mitigation strategies regularly.

Board Committee	Risk Oversight Responsibility	Specific Risk Oversight
Audit Committee

•  Compliance with material credit agreement covenants

•  Adequacy of liquidity to meet operating and capital plans

•  Financial risk exposure

•  Tax strategy

•  Financial reporting risk

•  Compliance with legal, financial, taxation and statutory and regulatory reporting matters

•  Cybersecurity risks

•  Compliance with debt covenants monitoring

•  Cash flow forecasting and liquidity monitoring

•  Policies for managing financial risk and monitoring performance and compliance with such policies

•  Tax strategy compliance monitoring

•  Financial reporting, including internal controls and disclosure controls over financial reporting

•  Material litigation, claims, and contingencies

•  Related party transactions

•  Cyber risk and data security

Compensation Committee	Assess and provide oversight to management with respect to material risks related to the Company’s compensation programs.	• Compensation philosophy and programs • Performance objectives and metrics • CEO and executive compensation • Board and executive management stock ownership requirements
Governance and Nominating Committee	Assess, with senior executives of the Company, the Company’s material risk exposures relating to corporate governance

•  Compliance with Code of Business Conduct, governance policies, and associated legal and regulatory requirements

•  Procedures to manage conflicts of interest

•  Oversight on D&O insurance

•  Review of Director independence

•  Director succession planning

Please also refer to the “Information Security” section of the AIF for more detailed disclosure on the Company’s approach to identifying and mitigating information security risks.

APPOINTMENT OF AUDITOR

Deloitte LLP, Chartered Professional Accountants, of 939 Granville Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as Absolute’s external auditor, at the remuneration to be fixed by the Board. Deloitte LLP was first appointed as Absolute’s external auditor by the Company’s shareholders on November 12, 2003. Deloitte LLP has informed the Company that it has a policy which requires the lead audit partner to rotate after a maximum of five years.

The remuneration for the auditors is determined by the Board, and the fees paid to the auditors during the last two fiscal years has been disclosed in the “Audit Committee Disclosure” section of the AIF.

APPROVAL OF NEW OMNIBUS EQUITY INCENTIVE PLAN

New Omnibus Equity Incentive Plan

At the Meeting, shareholders will be asked to consider and, if thought advisable, to approve, with or without amendment, resolutions approving the new Omnibus Equity Incentive Plan.

If approved by shareholders, the Omnibus Equity Incentive Plan will be used going forward by the Company to grant equity incentive awards (including stock options and share units) to the directors, officers, employees and/or consultants of the Company and no further awards will be granted under the Company’s Current Option Plan (as defined below) and the Company’s Current PRSU Plan (as defined below).

Absolute competes for talent in very aggressive and evolving labour markets and industries (such as technology, software, and security), in the United States, in Canada, and globally. This environment requires us to offer competitive compensation packages and programs, including equity opportunities, to attract and retain the high-skill and high-performing talent we need to meet our business objectives and support our future success. The Company and the Board believe that our ability to offer competitive equity compensation has been and will continue to be critical to our ability to attract and retain highly skilled and qualified employees, and help ensure their interests remain aligned with our shareholders. In our environment, sufficient equity available for issuance under the Omnibus Equity Incentive Plan allows us to provide competitive equity compensation – and our talent recruitment and retention efforts, and accordingly our business, could be hindered with lower amounts of available equity compensation.

If shareholders do not approve the Omnibus Equity Incentive Plan, the Company will no longer be able to make grants of options or share units, as the Company will not have received approval for the unallocated entitlements under the Current Option Plan or Current PRSU Plan in accordance with the policies of the Toronto Stock Exchange (the “TSX”). In this case, all outstanding options and share units will continue unaffected; however, all previously allocated options and share units will no longer be available for reallocation if they are cancelled or expire unexercised.

The following is a summary of the Omnibus Equity Incentive Plan, which is qualified in its entirety by the full text of the Omnibus Equity Incentive Plan and, unless otherwise defined, all undefined terms used in this section will have the same meaning as set forth in the full text of the Omnibus Equity Incentive Plan which is attached as Schedule “C” to this Information Circular.

Purpose

The purpose of the Omnibus Equity Incentive Plan is to, among other things: (i) promote further alignment of interests between individuals and other eligible service providers, (ii) to associate a portion of the compensation payable to officers, directors, employees and other eligible service providers of the Company with the returns achieved by shareholders; and (iii) to attract and retain officers, directors, employees and other eligible service providers with the knowledge, experience and expertise required by the Company. The Omnibus Equity Incentive Plan provides flexibility to the Company to grant equity-based incentive awards in the form of Options, RSUs and PSUs, as described in further detail below.

Assuming shareholders approve the Omnibus Equity Incentive Plan, no new awards will be granted under the Current Option Plan and the Current PRSU Plan.

The Omnibus Equity Incentive Plan has been adopted by the Board and has been conditionally approved by the TSX, subject to shareholder approval and the submission of ordinary course documentation following shareholder approval.

Eligibility

Any officer, director or individual employed by the Company or any Affiliate, including a Service Provider, who, by the nature of their position or job is, in the opinion of the Board, in a position to contribute to the success of the Company is eligible to receive grants of Options, RSUs and PSUs (as defined in the Omnibus Equity Incentive Plan and for the purposes of this section, collectively the “Grants”) under the Omnibus Equity Incentive Plan.

Common Shares Subject to the Omnibus Equity Incentive Plan

The aggregate number of Common Shares that may be issued pursuant to Grants made under the Omnibus Equity Incentive Plan together with all other security-based compensation arrangements of the Company, including the Current Option Plan, Current PRSU Plan, the New ESOP (as defined below) (if approved by shareholders) and the Current ESOP (as defined below), will be a number equal to 9% of the aggregate number of issued and outstanding Common Shares from time to time.

As of November 4, 2021, there were 49,820,571 Common Shares issued and outstanding. As a result, there would be 4,483,851 Common Shares eligible to be issued under the Omnibus Equity Incentive Plan if it were approved by shareholders as of November 4, 2021, less any other Common Shares reserved for issuance pursuant to any other equity incentive plan of the Company.

For purposes of computing the total number of Common Shares available for grant under the Omnibus Equity Incentive Plan, Common Shares subject to any Grant (or any portion thereof) that is forfeited, surrendered, cancelled or otherwise terminated, prior to the issuance of such Common Shares will again be available for grant under the Omnibus Equity Incentive Plan.

Absolute is a Canadian-domiciled company and its principal stock trading market is Canada – however, Absolute primarily competes for talent with US-based software and security companies. Based on publicly-available data and advice from our compensation and strategic shareholder advisors, Absolute believes that US publicly-traded companies (including certain of those peer companies referenced below under “Independent Compensation Consultants”) typically offer compensation programs which include a significant equity award component, in many cases exceeding the magnitude of equity compensation awards that would be granted by similarly-positioned Canadian issuers, and tend to have overhang (or potential dilution due to possible awards of stock-based compensation) in the range of 25-30% of their issued and outstanding stock. In order to compete with US-based technology companies for talent, we are required to include a meaningful equity-based compensation component as part of our overall compensation program. Based on publicly available data, we believe that our equity-based compensation program is modest in comparison with similarly placed US companies, in terms of overall dilution and burn rate. Accordingly, Absolute believes that the cap on the Common Shares that may be issued pursuant to the new Omnibus Equity Incentive Plan (together with all other security-based compensation arrangements of the Company) is reasonable and necessary in order for us to effectively compete for the high-skill and high-performing talent we need to meet our business objectives and support our future success.

Omnibus Equity Incentive Plan Limits

The maximum number of Common Shares that are (i) issued to Insiders within any one-year period, and (ii) issuable to Insiders, at any time, under the Omnibus Equity Incentive Plan, or when combined with all of the Company’s other security based compensation arrangements, will not exceed 10% of the number of the aggregate issued and outstanding Common Shares.

The maximum number of Common Shares that may be issuable to an eligible person to whom a Grant is made (an “Omnibus Plan Participant”), who are non-employee directors of the Company, within a one-year period, when taken together with the number of Common Shares issued to such Omnibus Plan Participant under our other previously established or proposed equity compensation plans is 1% of the issued and outstanding Common Shares.

In addition to the foregoing limits, the aggregate equity award value of Options that may be granted to an Omnibus Plan Participant, who are non-employee directors of the Company, within any one-year period will not exceed CAD$100,000, and the aggregate equity award value of all grants under all of our established or proposed equity compensation plans that may be granted to a non-employee director within any one-year period will not exceed $150,000.

Grants under the Omnibus Equity Incentive Plan

Options issued under the Omnibus Equity Incentive Plan, unless otherwise designated by the Board, will vest one-fifth of each Grant on the first five anniversaries of the date of the Grant based on continued employment, and may be exercised during a period determined by the Board, which may not exceed seven years provided that no Grant Agreement will permit Vesting over a period that is less than five years.

The exercise price for each Common Share subject to an Option will be fixed by the Board but under no circumstances may any exercise price be less than 100% of the Market Price on the date of Grant of the Option, with the “Market Price” being on any particular date either (i) the closing price per Common Share on the stock exchange on the trading day immediately preceding the Grant Date or other reference date if the Common Shares are listed on only one stock exchange, (ii) the Market Price as determined in accordance with (i) above for the primary stock exchange on which the greatest volume of trading of the Common Shares occurred during the immediately preceding 20 trading days if the Common Shares are listed on more than one stock exchange, or (iii) if the Common Shares are not listed for trading on a stock exchange, a price which is determined by the Board in good faith to be the fair market value of the Common Shares. The exercise of Options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions.

Under the Omnibus Equity Incentive Plan, Omnibus Plan Participants may be allocated share units in the form of RSUs or PSUs (collectively, “Omnibus Plan Share Units”), which represent the right to receive an equivalent number of Common Shares or the Market Price on the vesting date. The value of a Grant of Omnibus Plan Share Units will be based on the Market Price on the Grant Date, unless otherwise determined by the Board. The issuance of such Common Shares may be subject to vesting requirements, including such time or performance-based conditions as may be determined from time to time by the Board in its discretion. Omnibus Plan Share Units subject to a Grant will vest in such proportions and on such vesting dates as may be specified in the Grant agreement governing such Grant. The Omnibus Equity Incentive Plan provides for the express designation of share units as either RSUs, which have time-based vesting conditions, or PSUs, which have performance-based vesting conditions over a specified period.

No Grants may be awarded under the Omnibus Equity Incentive Plan following December 14, 2031 unless shareholders of the Company have approved the extension at such date.

Termination of Grants

Death or Disability

Subject to the applicable Grant agreement and the other terms and conditions of the Omnibus Equity Incentive Plan, in the case of an Omnibus Plan Participant’s Termination due to death or Disability: (i) Options that are vested on the Omnibus Plan Participant’s Termination and the number of Grants subject to pro ration over the relevant period (the “Pro Rata Portion”) of the Omnibus Plan Participant’s Options that would have Vested under the Grant Agreement applicable to such Options within the twelve months following the Omnibus Plan Participant’s Termination had the Omnibus Plan Participant remained Employed throughout such period will be exercisable during the twelve month period following the Participant’s date of death or Termination due to Disability, as the case may be; (ii) the Pro Rata Portion of the RSUs that have not previously Vested and that would have Vested under the Grant Agreement applicable to such RSUs within the twelve months following the Participant’s Termination, had the Participant remained Employed throughout such period, will Vest on the Participant’s Termination; (iii) the Pro Rata Portion of the PSUs that have not previously Vested and that are capable of becoming Vested under the Grant Agreement applicable to such PSUs within the twelve months following the Participant’s Termination had the Participant remained Employed throughout such period, will Vest on the Participant’s Termination as if the Performance Conditions applicable to such PSUs were satisfied at the target (100%) level of performance; and (iv) all other RSUs and PSUs will be forfeited and cancelled immediately as of the Participant’s date of Termination.

Termination without Cause

Subject to the applicable Grant agreement and the other terms and conditions of the Omnibus Equity Incentive Plan, in the event of an Omnibus Plan Participant’s Termination without cause (including by way of constructive dismissal): (i) Options that have become Vested prior to the Participant’s Termination will continue to be exercisable during the thirty day period following the Participant’s Termination and the Pro Rata Portion of the Omnibus Plan Participant’s Options that would have Vested under the Grant Agreement applicable to such Options within the twelve months following the Omnibus Plan Participant’s Termination had the Omnibus Plan Participant remained Employed throughout such period will be exercisable during the thirty day period following the Participant’s Termination; (ii) the Pro Rata Portion of the RSUs that have not previously Vested and that would have Vested under the Grant Agreement applicable to such RSUs within the twelve months following the Participant’s Termination, had the Participant remained Employed throughout such period, will Vest on the Participant’s Termination; (iii) the Pro Rata Portion of the PSUs that have not previously and that are capable of becoming Vested under the Grant Agreement applicable to such PSUs within the twelve months following the Participant’s Termination had the Participant remained Employed throughout such period, will Vest on the Participant’s Termination as if the Performance Conditions applicable to such PSUs were satisfied at the target (100%) level of performance; and (iv) all other Options, RSUs and PSUs will be forfeited and cancelled immediately as of the Participant’s date of Termination.

Resignation

Subject to the applicable Grant agreement and the other terms and conditions of the Omnibus Equity Incentive Plan, in the event an Omnibus Plan Participant is terminated as a result of such Omnibus Plan Participant’s resignation: (i) Options that have not become Vested prior to the Participant’s Termination will immediately be forfeited and cancelled on such Termination; (ii) Options that have become Vested prior to the Participant’s Termination will continue to be exercisable during the thirty day period following the Participant’s Termination; and (iii) all Share Units that have not Vested prior to such Termination will be forfeited and cancelled immediately as of the Participant’s date of Termination.

Termination for Cause

In the event of an Omnibus Plan Participant’s Termination for Cause: (i) any and all then outstanding Options granted to the Participant, whether or not Vested, will be immediately forfeited and cancelled, without any consideration therefor, as of the commencement of the day that notice of such Termination is given, except only as may be required to satisfy the express minimum requirements of applicable employment standards legislation and (ii) all Share Units, whether vested or unvested, will be forfeited immediately.

Transferability

No Grants and no rights or interests therein may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by an Omnibus Plan Participant other than by testamentary disposition by the Omnibus Plan Participant or the laws of intestate succession. An Omnibus Plan Participant may designate a beneficiary, in writing, to receive any benefits that are provided under the Omnibus Equity Incentive Plan upon the death of such Omnibus Plan Participant.

Capital Changes, Corporate Transactions and Change of Control

The Omnibus Equity Incentive Plan contains provisions for the equitable treatment of Grants in relation to any capital changes and with regard to a dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Common Shares or distribution of rights to holders of Common Shares or any other relevant changes to the authorized or issued capital of the Company.

In the event of a Change in Control prior to the vesting of a Grant, and subject to the terms of an Omnibus Plan Participant’s employment agreement and the applicable Grant agreement, the Board will have the authority to determine the effect, if any, of a Change in Control on the vesting, exercisability, settlement, payment or lapse of restrictions applicable to a Grant.

Black-out Periods

If an Option expires during, or within ten business days after, a routine or special trading blackout period imposed by the Company to restrict trades in the Company’s securities, then, notwithstanding any other provision of the Omnibus Equity Incentive Plan, the Option will expire ten business days after the trading black-out period is lifted by the Company.

If an Omnibus Plan Participant’s Omnibus Plan Share Units would be settled within a blackout period, such settlement will be postponed until the earlier of the Trading Day following the date on which such blackout period ends and the otherwise applicable date for settlement of the Omnibus Plan Participant’s Omnibus Plan Share Units as determined in accordance with the Grant Agreement, and the market price of any RSUs or PSUs being settled in cash will be determined as of the earlier of the trading day on which the blackout period ends and the day prior to the settlement date.

Amendment and Termination of the Omnibus Equity Incentive Plan

The Omnibus Equity Incentive Plan and any Grant made pursuant to the Omnibus Equity Incentive Plan may be amended, modified or terminated by the Board without approval of shareholders, provided that no amendment, modification or termination may be made without the consent of an Omnibus Plan Participant if it adversely affects the rights of the Omnibus Plan Participant in respect of any Grant previously made to such Omnibus Plan Participant. For greater certainty, the Omnibus Equity Incentive Plan may not be amended without Shareholder approval to do any of the following:

(a)	increase in the maximum number of Common Shares issuable pursuant to the Omnibus Equity Incentive Plan;

(b)	increase or remove the limits on Common Shares issuable or issued to Insiders;

(c)	reduce the exercise price of an outstanding Option, except for those permissible adjustments as set forth in the Omnibus Equity Incentive Plan;

(d)	extend the maximum term of any Grant made under the Omnibus Equity Incentive Plan;

(e)	amend the transferability provisions;

(f)	amend or remove the non-employee director participation limits under the Omnibus Equity Incentive Plan;

(g)	include other types of equity compensation involving the issuance of Common Shares under the Omnibus Equity Incentive Plan;

(h)

amend the amendment provisions of the Omnibus Equity Incentive Plan to amend or delete any of (a) through (g) above or grant additional powers to the Board to amend the Omnibus Equity Incentive Plan or entitlements without shareholder approval; or

(i)	any amendment that may otherwise require shareholder approval under Applicable Law.

provided	that, Shareholder approval will not be required for, among other things, the following amendments:

(j)	amendments of a “housekeeping” nature;

(k)	a change to the vesting provisions of any Grants;

(l)	a change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant; or

(m)	amendments to the provisions relating to a Change in Control.

New Omnibus Equity Incentive Plan Approval Resolutions

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass with or without variation, the following ordinary resolutions (the “New Incentive Plan Resolutions”):

RESOLVED THAT:

(1)

The new Absolute Software Corporation Omnibus Equity Incentive Plan, in substantially the form described in and appended as Schedule “C” to the Company’s Information Circular dated November 15, 2021, be and is hereby authorized and approved and the Company is hereby authorized to issue securities pursuant to the Omnibus Equity Incentive Plan.

(2)

The Board be and is hereby authorized and directed to reserve a sufficient number of Common Shares to satisfy the requirements for the issuance of Common Shares under the Omnibus Equity Incentive Plan.

(3)

The unallocated entitlements under the Omnibus Equity Incentive Plan are hereby approved and the Company will have the ability to make Grants under the Omnibus Equity Incentive Plan until the date that is three years from the date of the Meeting, being December 14, 2024.

(4)

Any Director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such Director or officer may, in their sole discretion, determine are necessary, desirable, or useful to implement the foregoing resolutions.

(5)

The Board of Directors of the Company, in its sole and complete discretion, may act upon these resolutions to effect the adoption of the Omnibus Equity Incentive Plan or if deemed appropriate and without any further approval from the shareholders of the Company, may choose not to act upon this resolutions, notwithstanding shareholder approval of the Omnibus Equity Incentive Plan and are authorized to revoke this resolution in their sole discretion.

Pursuant to TSX policies, all unallocated options, rights or entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable must be approved by the listed issuer’s security holders every three years after the institution of the arrangement. Accordingly, if the Omnibus Equity Incentive Plan is approved by shareholders, the Company will be able to make Grants pursuant to the terms of the Omnibus Equity Incentive Plan until December 14, 2024.

An ordinary resolution is a resolution passed by a simple majority of the votes cast in person or by proxy. Unless otherwise indicated, the persons designated as proxyholders in the accompanying proxy intend to vote the Common Shares represented by each properly executed proxy FOR the New Incentive Plan Resolutions.

The Board recommends that shareholders vote FOR the New Incentive Plan Resolutions. Unless otherwise instructed, Common Shares represented by proxies in favour of management will be voted FOR the New Incentive Plan Resolutions.

If shareholders do not approve the Omnibus Equity Incentive Plan, the Company will no longer be able to make grants of options or share units, as the Company will not have received approval for the unallocated entitlements under the Current Option Plan or Current PRSU Plan in accordance with the policies of the TSX. In this case, all outstanding options and share units will continue unaffected; however, all previously allocated options and share units will no longer be available for reallocation if they are cancelled or expire unexercised.

APPROVAL OF NEW EMPLOYEE STOCK OWNERSHIP PLAN

New Employee Stock Ownership Plan

At the Meeting, shareholders will be asked to consider and, if thought advisable, to approve, with or without amendment, resolutions approving the Company’s new 2021 Employee Stock Ownership Plan (the “New ESOP”). If the New ESOP is approved by shareholders, commencing on January 1, 2022, no further awards will be granted under the Current ESOP. The Company intends to continue to use the Current ESOP until the conclusion of the current offering period ending December 31, 2021. If the New ESOP is not approved by shareholders, the Company may continue to offer the Current ESOP to its employees beyond January 1, 2022 in accordance with its terms.

The Company is implementing the New ESOP to modernize the Company’s employee share purchase program to account for current market practice and the changing tax circumstances of the Company. As part of its continuous review and evaluation of the Company’s employee equity participation and other benefits programs, the Company intends to evaluate the role of the New ESOP in the Company’s compensation and benefit programs moving forward and potential alternative means of encouraging equity participation by employees of the Company.

The New ESOP has been adopted by the Board and has been conditionally approved by the TSX, subject to shareholder approval and the submission of ordinary course documentation following shareholder approval.

The following is a summary of the New ESOP, which is qualified in its entirety by the full text of the New ESOP and unless otherwise defined, all undefined terms used in this section will have the same meaning as set forth in the full text of the New ESOP which is attached as Schedule “D” to this Information Circular.

Purpose

The New ESOP is intended to encourage share ownership by all eligible employees of the Company and its participating subsidiaries, so that they may share in the potential growth of the Company by acquiring or increasing their proprietary interest in the Company, and that their interests are further aligned with those of the shareholders of the Company.

Administration

The New ESOP is administered by the Compensation Committee of the Board. Eligible employees who are enrolled in the New ESOP accumulate funds for the purchase of Common Shares through payroll deductions in an amount subject to maximum limits set out in the New ESOP and as discussed below.

Purchase periods during which payroll deductions will be accumulated under the New ESOP will consist of six-month periods being (i) January 1 to June 30 and (ii) July 1 to December 31 of each calendar year (the “Purchase Period”).

Twice each year, prior to the first business day of each Purchase Period, the Company will permit eligible employee to enrol in the New ESOP and obtain rights to purchase Common Shares following the last day of such Purchase Period (the “Purchase Date”), at the New ESOP Grant Price (as defined below). The participant will be entitled to exercise the purchase right so granted only to the extent of the participant’s accumulated payroll deductions on the Purchase Date.

The Grant Price (as defined below) per Common Share for each Purchase Period will be the lesser of (i) 85% of the Fair Market Price (as defined below) for the Common Shares on the first day of the Purchase Period, and (ii) 85% of the Fair Market Price for the Common Shares on the last day of the Purchase Period (the “New ESOP Grant Price”).

The term “Fair Market Price” on any date is defined in the New ESOP as (i) the closing price of the Common Shares on the trading day immediately preceding such day (or the trading day immediately preceding such day if it is not a trading day) on the national securities exchange (such as the TSX or the Nasdaq Global Select Market) or quotation system on which the greatest volume of trading of the Common Shares in that period has occurred, if the Common Shares then traded on such securities exchange or quotation system; or (ii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Shares are not traded on a national securities exchange or quotation system; or (iii) if the Common Shares are not publicly traded, the fair market value of the Common Shares as determined by the Compensation Committee after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Common Shares in private transactions negotiated at arm’s length.

Each eligible employee who continues to be a participant in the New ESOP on the Purchase Date will be deemed to have exercised their purchase right on such date and will be deemed to have purchased from the Company such number of Common Shares reserved for the purpose of the New ESOP as the participant’s accumulated payroll deductions on such date will pay for at the New ESOP Grant Price.

Eligibility

All individuals classified as employees on the payroll records of the Company or a participating subsidiary are eligible to participate in any one or more of the Purchase Periods under the New ESOP, provided that as of the first business day of the applicable Purchase Period they are customarily employed by the Company or a participating subsidiary for more than 20 hours per week. Individuals who are not classified as employees of the Company or a participating subsidiary for purposes of the Company’s or applicable participating subsidiary’s payroll system are not considered to be eligible employees of the Company or any participating subsidiary and will not be eligible to participate in the New ESOP.

Common Shares Subject to the New ESOP

If approved by shareholders, the aggregate number of Common Shares reserved for issuance pursuant to the New ESOP will be a number equal to 0.5% of the aggregate number of issued and outstanding Common Shares from time to time, provided that the aggregate number of Common Shares reserved for issuance under the New ESOP together with all other security bond compensation arrangements of the Company (which may result in Common Shares being issued from treasury) will be a number equal to 9% of the aggregate number of issued and outstanding Common Shares from time to time.

As of November 4, 2021, there were 49,820,571 Common Shares issued and outstanding. As a result, there would be 249,102 Common Shares eligible to be issued under the New ESOP if it were approved by shareholders as of November 4, 2021, provided that the total number of Common Shares reserved for issuance under the New ESOP and the Company’s other equity compensation arrangements does not exceed 9% of the then issued and outstanding Common Shares. Notwithstanding the forgoing, and for the purposes of compliance with the Section 423 of the U.S. Tax Code, the maximum number of Common Shares reserved for issuance pursuant to the Plan shall not exceed 5,000,000.

In addition to the limit on the number of Common Shares issuable to insiders under the New ESOP pursuant to the insider participation limit, which limits the maximum number of Common Shares issued to insiders within any one year period, or issuable to insiders at any time, under the New ESOP and all other security based compensation arrangements of the Company to 10% of the number of the then issued and outstanding Common Shares of the Company (with any necessary reduction of Common Shares issuable to insiders in violation of this limitation applied pro rata to the insiders and first applied against security-based compensation arrangements other than those in the New ESOP), no participant in the New ESOP may be granted a purchase right that permits them to purchase more than $10,000 of the employee’s base salary on a gross basis before any deduction for tax or other amounts for a total of up to $20,000 per calendar year.

Additionally, in no event may an employee be granted a purchase right under the New ESOP if such employee, immediately after the purchase right was granted, would be treated as owning shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or of any parent or subsidiary as defined under Section 424(e) and (f) of the U.S. Internal Revenue Code of 1986.

No employee will be granted a purchase right which permits the employee’s right to purchase shares under the Plan, and under all other Section 423(b) employee stock purchase plans of the Company and any parent or subsidiary corporations, to accrue to an amount which exceeds $25,000 divided by the fair market value of such shares (determined on the date or dates that purchase rights on such shares were granted) for each calendar year in which such purchase right is outstanding at any time. In addition, the maximum number of Common Shares that may be purchased on any single Purchase Date by any one participant is 100,000 Common Shares.

Transferability

A purchase right granted under the New ESOP or a participant’s rights under the New ESOP may not be pledged, assigned, encumbered or otherwise transferred for any reason, except by will or laws of descent and distribution, and are exercisable during the participant’s lifetime only by the participant. Any attempt to pledge, assign, encumber or transfer a purchase right or any rights hereunder will be deemed to be an election by the participant to withdraw from the New ESOP.

Termination

Whenever a participant ceases to be an eligible employee because of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death or for any other reason before the Purchase Date for any Purchase Period, the purchase right will automatically be terminated on the date that the participant ceases to be an eligible employee except in the case of involuntary termination, in which case the purchase right will automatically be terminated on the date that notice of termination of employment is delivered to the eligible employee. In such event, the Company will promptly refund the entire balance of the participant’s payroll deduction account, without interest, to such participant or, in the case of such participant’s death, to their designated beneficiary, as if such participant had withdrawn from the New ESOP. Notwithstanding the foregoing, eligible employment will be treated as continuing intact in the case of: (i) a bona fide leave of absence to which a participant is entitled pursuant to applicable employment standards legislation; (ii) a participant’s authorized vacation; or (iii) any other bona fide leave of absence to which a participant is entitled pursuant to applicable law or a written Company policy.

A participant may withdraw from the New ESOP on or before the 10th business day prior to the last day of a Purchase Period, in accordance with procedures prescribed by the Company by delivering a withdrawal notice to the Company in which event the Company will refund the amount of the participant’s aggregate payroll deductions for that Purchase Period.

Amendment of the New ESOP

The Compensation Committee or the Board may from time to time adopt amendments to the New ESOP provided that, without the approval of the shareholders of the Company, no amendment may:

(i)	increase the number of shares that may be issued under the New ESOP;

(ii)	increase the amount of the cash contribution that may be made by the Company to the purchase of Common Shares by any employee participating in the New ESOP;

(iii)

increase the maximum dollar amount in any one Purchase Period or calendar year that any eligible participant may direct be made, pursuant to the New ESOP, towards the purchase of Common Shares on their behalf through payroll deductions;

(iv)	increase the limits on the total number of Common Shares that may be acquired by any one insider of the Company and the insider’s associates;

(v)	change the eligible participants that would have the potential for broadening or increasing the insider participation in the New ESOP; and

(vi)	increase the limit on the total number of Common Shares that may be acquired by insiders of the Company and acquired by insiders within a one-year period.

New Employee Stock Ownership Plan Approval Resolutions

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass with or without variation, the following ordinary resolutions (the “New ESOP Resolutions”):

RESOLVED THAT:

(1)

The new Absolute Software Corporation 2021 Employee Stock Ownership Plan, in substantially the form described in and appended as Schedule “D” to the Company’s Information Circular dated November 15, 2021, be and is hereby authorized and approved and the Company is hereby authorized to issue securities pursuant to the New ESOP.

(2)

The Board be and is hereby authorized and directed to reserve a sufficient number of Common Shares to satisfy the requirements for the issuance of Common Shares under the 2021 Employee Stock Ownership Plan.

(3)

The unallocated entitlements under the 2021 Employee Stock Ownership Plan are hereby approved and the Company will have the ability to grant rights under the 2021 Employee Stock Ownership Plan until the date that is three years from the date of the Meeting, being December 14, 2024.

(4)

Any Director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such Director or officer may, in their sole discretion, determine are necessary, desirable, or useful to implement the foregoing resolutions.

(5)

The Board of Directors of the Company, in its sole and complete discretion, may act upon these resolutions to effect the adoption of the 2021 Employee Stock Ownership Plan or if deemed appropriate and without any further approval from the shareholders of the Company, may choose not to act upon this resolutions, notwithstanding shareholder approval of the 2021 Employee Stock Ownership Plan and are authorized to revoke this resolution in their sole discretion.

Pursuant to TSX policies, all unallocated entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable must be approved by the listed issuer’s security holders every three years after the institution of the arrangement. Accordingly, if the New ESOP is approved by shareholders, the Company will be able to grant awards pursuant to the terms of the New ESOP until December 14, 2024.

An ordinary resolution is a resolution passed by a simple majority of the votes cast in person or by proxy. Unless otherwise indicated, the persons designated as proxyholders in the accompanying proxy intend to vote the Common Shares represented by each properly executed proxy FOR the New ESOP.

The Board recommends that shareholders vote FOR the New ESOP Resolutions. Unless otherwise instructed, Common Shares represented by proxies in favour of management will be voted FOR the New ESOP Resolutions.

OTHER BUSINESS

Management has no knowledge, as at the date hereof, of any business other than that mentioned in the Notice of Meeting, to be presented for action at the Meeting. However, the proxy solicited hereunder confers upon the proxyholder the discretionary right to exercise the powers conferred thereunder upon any other matters and proposals that may properly come before the Meeting.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires Canadian reporting issuers to disclose their corporate governance practices. This disclosure is set out in the attached Schedule “A” – Statement of Corporate Governance Practices.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Current Share Option Plan

Overview

The Company’s 2000 Share Option Plan, as amended (the “Current Option Plan”) has been established to provide incentives to eligible persons to increase their ownership interest in the Company and thereby encourage their continuing association with the Company. The Current Option Plan was last approved by the Company’s shareholders on December 13, 2018. The Current Option Plan is administered by the Board. The Current Option Plan provides that options (“Options”) exercisable for Common Shares may be issued to officers, employees, and consultants of the Company or a subsidiary of the Company. All Options expire on a date not later than 7 years after the date of grant of such Option.

The Company will no longer be able to grant Options under the Current Option Plan after December 13, 2021. Following December 13, 2021, all Options outstanding under the Current Option Plan will continue unaffected, but all previously allocated Options under the Current Option Plan will no longer be available for reallocation under the Current Option Plan if they are canceled or expire unexercised. See – “Approval of New Omnibus Equity Incentive Plan”.

Number of Common Shares Available for Issuance

The maximum number of Common Shares that may be reserved for issuance under the Current Option Plan, in combination with all other security-based compensation arrangements of the Company, is 12% of the Company’s issued and outstanding Common Shares. Based on the 49,820,571 Common Shares issued and outstanding as at November 4, 2021, the Company may reserve up to 5,978,469 Common Shares for issuance pursuant to the Current Option Plan and all other security based compensation arrangements. As at November 4, 2021, the Company had outstanding Options to purchase 661,227 Common Shares (representing approximately 1.3% of the issued and outstanding Common Shares as at November 4, 2021). Taking into account the 239,747 Common Shares reserved for issuance pursuant to the Current ESOP (as defined below) and the 4,441,443 Common Shares reserved for issuance pursuant to PRSU Share Units (as defined below) granted under the Current PRSU Plan (as defined below), 636,051 Common Shares, or approximately 1.3% of the Company’s total issued and outstanding Common Shares as at November 4, 2021, are available for issuance pursuant to the Current Option Plan and all other security-based compensation arrangements of the Company.

As at June 30, 2021, the Company had outstanding Options to purchase 682,277 Common Shares (representing approximately 1.4% of the issued and outstanding Common Shares as at June 30, 2021). Taking into account the 281,911 Common Shares reserved for issuance pursuant to the Current ESOP and the 2,552,824 Common Shares reserved for issuance pursuant to the Current PRSU Plan, in each case as at June 30, 2021, 2,431,848 Common Shares, or approximately 4.9% of the Company’s issued and outstanding Common Shares as at June 30, 2021, were available for issuance pursuant to the Current Option Plan and all other security-based compensation arrangements of the Company as at June 30, 2021.

The number of Common Shares reserved for issuance to any one person under the Current Option Plan may not exceed 5% of the issued and outstanding Common Shares (2,491,029 Common Shares, based on the number of issued and outstanding Common Shares as at November 4, 2021). In addition, the number of Common Shares (i) that may be issuable under the Current Option Plan and any other security-based compensation arrangement of the Company at any time, or (ii) issued under the Current Option Plan and any other security-based compensation arrangement of the Company within any one year period to insiders of the Company may not exceed 10% of the issued and outstanding Common Shares at that time.

Under the Omnibus Equity Incentive Plan, if approved by shareholders, the maximum number of Common Shares that may be reserved for issuance, in combination with all other security-based compensation arrangements of the Company, will be 9% of the Company’s issued and outstanding Common Shares. Additionally, if approved by shareholders, there will no longer be a 5% limit on issuance to any one person under the Omnibus Equity Incentive Plan. However, the maximum number of Common Shares that may be issuable to Omnibus Plan Participants who are non-employee directors of the Company, within a one-year period, when taken together with the number of Common Shares issued to such Omnibus Plan Participants under our other previously established or proposed equity compensation plans, collectively, is 1% of the issued and outstanding Common Shares. In addition to the foregoing limit, the aggregate equity award value of Options that may be granted to an Omnibus Plan Participant who is a non-employee director of the Company, within any one-year period, will not exceed CAD$100,000, and the aggregate equity award value of all grants under all of our established or proposed equity compensation plans that may be granted to a non-employee director who is an Omnibus Plan Participant within any one-year period will not exceed $150,000.

Burn Rate

The annual burn rate under the Current Option Plan, as described in Section 613(d) of the TSX Company Manual, was 0.9% in Fiscal 2019, 0.0% in Fiscal 2020, and 0.0% in Fiscal 2021. The burn rate is calculated by dividing the number of securities granted under the security-based compensation arrangement during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year (the “Burn Rate”). The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period (a weighted average is adequate in many circumstances). The weighted average number of securities outstanding is to be calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

Vesting, Exercise, and Expiry Provisions

The exercise price for each Option is equal to the closing price per share for the Common Shares on the TSX on the last trading day before the date of the grant of the Option. Except for alternate vesting schedules for certain optionees that may be fixed by the Board on a case by case basis, and except for accelerated vesting in certain instances, Options vest after the first, second, third, or fourth year of the term of the Options as to a total number of Common Shares not exceeding 25% of the Common Shares that are the subject of the Options in each such year.

For Options issued on or after January 1, 2013, but prior to December 13, 2018, accelerated vesting in respect of a change of control is defined to include, among other things, an accelerated vesting event identified in an employment agreement, the passage of a resolution by the Board determining that an accelerated vesting event has or is deemed to have occurred together with the occurrence of (a) a special resolution of shareholders pursuant to the BCBCA in the event of a take-over bid, (b) the acquisition or continuing ownership by any person or persons acting jointly or in concert of at least 50% of the Common Shares of the Company, or (c) the sale, lease exchange or other disposition of all or substantially all of the Company’s assets or a business combination involving the Company that results in securityholders other than current securityholders of the Company owning shares of the continuing entity entitling them to cast over 50% of the votes attaching to all shares of the continuing entity.

For Options issued on or after December 13, 2018, accelerated vesting would occur for an optionee upon the occurrence of: (A) (i) the sale of all or substantially all of the assets of the Company other than to an entity which was an affiliate of the Company prior to the sale; (ii) a reorganization, amalgamation, merger or plan of arrangement with respect to which all or substantially all of the persons who were the beneficial owners of the Common Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement beneficially own, directly or indirectly, less than 50% of the resulting voting shares on a fully-diluted basis; (iii) a formal bid or tender offer for Common Shares being made as a result of which the offeror and its affiliates would, if successful, beneficially own, directly or indirectly, 50% or more of the Common Shares then outstanding; (iv) during any period of two consecutive years, individuals who at the beginning of the period constituted the Board (together with any new directors whose nomination for election was approved by a vote of a majority of the directors of the Company, then still in the office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board, then still in office; (v) any transaction determined by the Board to be substantially similar to the above transactions; (vi) any proposed change of control determined by the Board to be a change of control; or (vii) any change of control event identified in an optionees employment agreement and (B) the employment of an optionee being terminated by the Company without cause or the optionee resigning in circumstances constituting constructive termination, in each case within twelve months following any of the events listed above.

If approved by shareholders, under the Omnibus Equity Incentive Plan, the Board will have the authority to determine the effect, if any, of a change of control on the vesting, exercisability, settlement, payment or lapse of restrictions applicable to a Grant (including options), which effect may be specified in the applicable grant agreement or determined at a subsequent time.

If approved by shareholders, under the Omnibus Equity Incentive Plan, in the event of a Change in Control prior to the vesting of a Grant, and subject to the terms of an Omnibus Plan Participant’s employment agreement and the applicable Grant agreement, the Board will have the authority to determine the effect, if any, of a Change in Control on the vesting, exercisability, settlement, payment or lapse of restrictions applicable to a Grant. A Change in Control is defined to include, among other things, (a) the acquisition by any “offeror” of beneficial ownership of more than 50% of the outstanding voting securities of the Company, by means of a take-over bid or otherwise; (b) an arrangement, amalgamation, merger or other form of reorganization of the Company where the holders of the outstanding voting securities or interests of the Company immediately prior to the completion of the arrangement, amalgamation, merger or reorganization will hold less than fifty percent of the votes attaching to all outstanding voting securities or interests of the continuing entity upon completion of the arrangement, amalgamation, merger or reorganization; (c) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company; (d) the approval by the shareholders of any plan of liquidation or dissolution of the Company; or (e) the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the Board, unless such election or appointment is approved by 50% or more of the Board in office immediately preceding such election or appointment in circumstances where such election or appointment is to be made other than as a result of a dissident public proxy solicitation, whether actual or threatened.

If an Option under the Current Option Plan would otherwise expire during or within 5 business days after the expiration of a black-out period applicable to the optionholder, then such Option expires 10 business days following the expiration of the applicable black-out period.

If approved by shareholders, under the Omnibus Equity Incentive Plan, if the normal expiry date of any option falls within any black-out period or within ten business days following the end of any black-out period, then the expiry date of such option will, without any further action, be extended to the date that is ten business days following the end of such black-out period.

Termination, Retirement and Other Cessation of Employment

Options terminate upon the happening of certain events. For optionholders who are Directors, their Options terminate upon their ceasing to be a Director. For officers and employees, their Options terminate on the last day such officer or employee worked for the Company, except in limited circumstances. The exceptions to these termination events include, (a) the cases of death, retirement or total disability of the optionholder, in which cases an additional one year, 3 years or 3 years, respectively, are allowed for the exercise of the Options in question, and (b) in the event the optionholder is terminated other than for cause, the optionholder may exercise the Options in question for up to 30 days following termination. Notwithstanding the foregoing, for all Options granted following the December 13, 2018 amendment of the Current Option Plan, upon the death or disability of an optionee, all Options will vest immediately prior to the optionee’s death or disability and become exercisable by the personal representatives of the optionee for 6 months following such death or disability.

Except for cases involving assignment to a personal representative in the case of death, an Option may be exercised only by the optionholder to whom it is granted and is not assignable.

See “Approval of New Omnibus Equity Incentive Plan: Termination of Grants”, for the applicable termination provisions applicable to the Options under the Omnibus Equity Incentive Plan, if approved by shareholders.

Amendment Provisions

Shareholder approval is required for any amendment or modification to the Current Option Plan that does any of the following:

•	increases the aggregate number of Common Shares reserved under the Current Option Plan;

•	extends the option period of Options granted to insiders pursuant to the Current Option Plan;

•	reduces the exercise price of Options granted to insiders pursuant to the Current Option Plan;

•	removes or exceeds the insider participation limit set out in the Current Option Plan;

•	removes the non-transferability limits set out in the Current Option Plan, or permits the transfer or assignment of Options other than by will or the laws of descent and distribution;

•	amends the amending provisions set out in the Current Option Plan;

•	extends the option period of Options granted to any participant in the Current Option Plan;

•	reduces the exercise price of Options granted to any participant in the Current Option Plan;

•	cancels and reissues any Option; or

•	expands the categories of eligible optionees to broaden or increase insider participation.

Except for the above-noted matters, the Board retains the power without further shareholder approval to approve all other changes to the Current Option Plan. Such amendments may include the following:

•

changes to the terms and conditions of the Current Option Plan necessary to ensure that the Current Option Plan complies with the applicable regulatory requirements, including, without limitation, the rules of the TSX or any other stock exchange on which the Common Shares are then listed or reported, or by any regulatory body having jurisdiction with respect thereto;

•

the addition of a cashless exercise feature, payable in cash or securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Current Option Plan reserve;

•	a change to the termination provisions of a security or the Current Option Plan which does not entail an extension beyond the original expiry date;

•	changes to the provisions of the Current Option Plan respecting the administration of the Current Option Plan and eligibility for participation under the Current Option Plan;

•

changes to the provisions of the Current Option Plan respecting the terms and conditions on which Options may be granted, including the provisions relating to the subscription price, the option period, and the vesting schedule;

•	the addition of any form of financial assistance to participants for the acquisition of Common Shares, and the subsequent amendment of any such provision which is more favourable to participants;

•	changes of a “housekeeping nature”;

•	any amendments necessary to suspend or terminate the Current Option Plan; and

•	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including the policies of the TSX).

As described above under the heading “Approval of New Omnibus Equity Incentive Plan”, the Company intends for the Omnibus Equity Incentive Plan to replace the Current Option Plan for new grants of options after the Meeting.

Current Performance and Restricted Share Unit Plan

Overview

The Performance and Restricted Share Unit Plan, as amended (the “Current PRSU Plan”) was last approved by the Company’s shareholders on December 13, 2018. Pursuant to the Current PRSU Plan, the Board may, from time to time, determine those eligible employees and officers of the Company who will receive a grant of Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”, and together with RSUs, “PRSU Share Units”). The purposes of the Current PRSU Plan are to: (i) support the achievement of the Company’s performance objectives; (ii) ensure that interests of key persons are aligned with the success of the Company; (iii) provide compensation opportunities to attract, retain and motivate key employees and officers critical to the long-term success of the Company; and (iv) provide compensation incentives that do not promote excessive risk-taking by the Company’s key employees.

Subject to the Compensation Committee of the Board reporting to the Board on all matters relating to the Current PRSU Plan and obtaining approval of the Board for those matters required by the Compensation Committee’s mandate, the Current PRSU Plan is administered by the Compensation Committee, which has the sole and absolute discretion to recommend to the Board the employees and officers of the Company to whom grants of PRSU Share Units should be made and the number of PRSU Share Units to be granted; to interpret and administer the Current PRSU Plan; to establish conditions to the vesting of PRSU Share Units; to set, waive, and amend performance targets; and to make any other determinations that the Compensation Committee deems necessary or desirable for the administration of the Current PRSU Plan. Any decision of the Compensation Committee with respect to the administration and interpretation of the Current PRSU Plan will be conclusive and binding on the participants.

The Company will no longer be able to grant PRSU Share Units under the Current PRSU Plan following December 14, 2021. following December 13, 2021, all outstanding PRSU Share Units under the Current PRSU Plan will continue unaffected, but that all previously allocated PRSU Share Units under the Current PRSU Plan will no longer be available for reallocation under the Current PRSU Plan if they are canceled or expire unexercised. See – “Approval of New Omnibus Equity Incentive Plan”.

Awards

The Compensation Committee may award PRSU Share Units to any employee or officer (a “PRSU Plan Participant”), subject to Board approval, and a PRSU Plan Participant may elect to defer compensation to be received under the Company’s annual incentive (bonus) program by electing to receive such compensation in the form of RSUs by delivering to the Company an election notice not later than December 31 of the year preceding the first date of any period of services over which any compensation to be received under the annual incentive program would be earned. A PRSU Plan Participant who makes such an election will be awarded the number of RSUs determined by dividing the dollar amount of the incentive compensation to be deferred by the FMV (as defined below) as at the award date.

Each PRSU Share Unit granted to a Current PRSU Plan Participant under the PRSU Plan will be credited to the PRSU Plan Participant’s PRSU Share Unit account. From time to time, a PRSU Plan Participant’s PRSU Share Unit account will be credited with dividend PRSU Share Units in the form of additional RSUs (“Dividend RSUs”) or additional PSUs (“Dividend PSUs”, together with Dividend RSUs, “Dividend Share Units”), as applicable, in respect of outstanding RSUs or PSUs, as applicable, on each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Such Dividend Share Units will be computed as the amount of the dividend declared and paid per Common Share multiplied by the number of PRSU Share Units recorded in the PRSU Plan Participant’s PRSU Share Unit account on the date for the payment of such dividend, divided by the FMV as at the dividend payment date. Dividend Share Units are not paid out until the underlying vested PRSU Share Unit is paid out.

“FMV” for these purposes means the volume weighted average trading price of the Common Shares on the principal stock exchange on which the Common Shares are traded for the 5 trading days immediately preceding the applicable day (calculated as the total value of Common Shares traded over the 5 day period divided by the total number of Common Shares traded over the 5 day period on that exchange).

PRSU Plan Participants may elect at any time to redeem vested PRSU Share Units on any date or dates after the date the PRSU Share Units become vested and on or before the expiry date. A PRSU Plan Participant who does not elect an early redemption date as specified under the Current PRSU Plan will have vested PRSU Share Units redeemed on their expiry date. The expiry date for PRSU Share Units will be determined by the Compensation Committee for each applicable grant.

The Company will redeem each PRSU Share Unit elected to be redeemed by a PRSU Plan Participant on the applicable redemption date by:

•

issuing to the PRSU Plan Participant the number of Common Shares equal to one Common Share for each whole vested PRSU Share Unit elected to be redeemed and delivering (A) such number of Common Shares; less (B) the number of Common Shares with a FMV equal to the amount of all income taxes and statutory amounts required to be withheld (“Applicable Withholdings”); or

•

at the election of the PRSU Plan Participant and subject to the consent of the Company, paying the PRSU Plan Participant an amount in cash equal to: (A) the number of vested PRSU Share Units elected to be redeemed multiplied by (B) the FMV minus (C) Applicable Withholdings; or

•	at the election of the PRSU Plan Participant, a combination of Common Shares and, subject to the consent of the Company, cash, less Applicable Withholdings.

Rights respecting PRSU Share Units and Dividend Share Units are not transferable or assignable other than by will or the laws of descent and distribution. No financial assistance will be provided by the Company to any PRSU Plan Participant in connection with any award of PRSU Share Units.

If approved by shareholders, under the Omnibus Equity Incentive Plan, Omnibus Plan Share Units will vest in such proportion and on such dates as may be specified in the grant agreement governing such grant and provided that the Omnibus Plan Participant’s employment has not terminated on or before the relevant vesting date. Further, Omnibus Plan Share Units will be settled following the vesting thereof and subject to the terms of the applicable grant agreement. Settlement will occur at the time or times as specified in the grant agreement and, in any case, in respect of RSUs or PSUs held by U.S. Omnibus Plan Participants, at such other time or times that will cause the RSUs or PSUs, as applicable, to be exempt from or compliant with Sections 409A of the U.S. Tax Code. Settlement will be made by the issuance of one Common Share for each whole Omnibus Share Unit then being settled or a cash payment equal to the Market Price on the vesting date of the Omnibus Plan Share Units being settled in cash.

Vesting Provisions

Each RSU will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the Current PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee. Typically, RSU grants will vest 1/3 per year over three years on the applicable anniversary of the grant date.

Each PSU will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided in the Current PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee. The number of PSUs which will vest on a vesting date will be the number of PSUs and Dividend PSUs scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out and defined in the relevant grant agreement. The adjustment factor will be determined based on achievement of the applicable performance criteria set out in the applicable grant agreement. For PSUs granted after December 13, 2018, the adjustment factor of any such PSU is capped at 200% (or a multiple of 2).

If approved by shareholders, under the Omnibus Equity Incentive Plan, there will be no limits on the adjustment factor or applicable multiplier.

Number of Common Shares Available for Issuance

The aggregate number of Common Shares that may be reserved for issuance under the Current PRSU Plan, in combination with all other security-based compensation arrangements of the Company is 12% of the Company’s issued and outstanding Common Shares. Based on the 49,820,571 Common Shares issued and outstanding as at November 4, 2021, the Company may reserve up to 5,978,469 Common Shares for issuance pursuant to the Current PRSU Plan and all other security-based compensation arrangements. As at November 4, 2021, the Company had outstanding PRSU Share Units to purchase 4,441,443 Common Shares (representing approximately 8.9% of the issued and outstanding Common Shares as at November 4, 2021). Taking into account the 239,747 Common Shares reserved for issuance pursuant to the Current ESOP and the 661,227 Common Shares reserved for issuance pursuant to the Current Option Plan, 636,051 Common Shares, or approximately 1.3% of the issued and outstanding Common Shares as at November 4, 2021, are available for issuance pursuant to the Current PRSU Plan and all other security-based compensation arrangements of the Company.

The annual Burn Rate under the Current PRSU Plan was 3.4% in Fiscal 2019, 4.1% in Fiscal 2020, and 2.0% in Fiscal 2021.

As at June 30, 2021, the Company had outstanding Share Units to purchase 2,552,824 Common Shares (representing approximately 5.1% of the issued and outstanding Common Shares as at June 30, 2021). Taking into account the 281,911 Common Shares that were reserved for issuance pursuant to the Current ESOP and the 682,277 Common Shares that were reserved for issuance pursuant to the Current Option Plan, in each case as at June 30, 2021, 2,431,848 Common Shares, or approximately 4.9% of the Company’s issued and outstanding Common Shares as at June 30, 2021, were available to be reserved for issuance pursuant to the Current PRSU Plan and all other security-based compensation arrangements as at June 30, 2021.

Under the Current PRSU Plan, Common Shares reserved for issuance pursuant to PRSU Share Units that are surrendered, terminated, or are cancelled without having been redeemed will again be available for issuance under the Current PRSU Plan and Common Shares underlying PRSU Share Units that are redeemed for cash, Common Shares, or a combination of cash and Common Shares will again be available for issuance under the Current PRSU Plan.

Pursuant to the terms of the Current PRSU Plan: (i) the number of Common Shares reserved for issuance pursuant to the Current PRSU Plan and any other security-based compensation arrangement of the Company to any one person will not exceed 5% of the issued and outstanding Common Shares; (ii) the aggregate number of Common Shares issued to insiders of the Company under the Current PRSU Plan and under any other security-based compensation arrangement of the Company will not exceed 10% of the issued and outstanding Common Shares within a 12-month period; and (iii) the aggregate number of Common Shares issued to insiders of the Company, or issuable to insiders of the Company at any time, under the Current PRSU Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Common Shares.

Under the Omnibus Equity Incentive Plan, if approved by shareholders, there will no longer be a 5% limit on issuance to any one person. See – “Approval of New Omnibus Equity Incentive Plan: Omnibus Equity Incentive Plan Limits Omnibus Equity Incentive Plan Limits” for limits relating to participation of non-employee directors and insiders.

The Company will no longer be able to grant PRSU Share Units under the Current PRSU Plan following December 14, 2021. Following December 13, 2021, all outstanding options under the Current PRSU Plan will continue unaffected, but that all previously allocated PRSU Share Units under the Current PRSU Plan will no longer be available for reallocation under the Current PRSU Plan if they are canceled or expire unexercised. See – “Approval of New Omnibus Equity Incentive Plan”.

Termination, Retirement and Other Cessation of Employment

In the event that a PRSU Plan Participant’s employment is terminated due to resignation by the PRSU Plan Participant or by the Company for just cause, the PRSU Plan Participant will forfeit all rights, title and interest with respect to PRSU Share Units and the related Dividend Share Units which are not vested at the PRSU Plan Participant’s termination date. All vested PRSU Share Units will be redeemed as at the PRSU Plan Participant’s termination date. Notwithstanding the foregoing, for all PRSU Share Units granted following the December 13, 2018 amendment of the PRSU Plan, in the case of termination by the Company for cause, all PRSU Share Units, whether vested or unvested, and the related Dividend Share Units, will be cancelled as at the PRSU Plan Participant’s termination date.

For all PSUs granted prior to the December 13, 2018 amendment of the Current PRSU Plan, in the event a PRSU Plan Participant’s employment is terminated by the Company without cause, a pro-rata portion of the PRSU Plan Participant’s unvested PSUs and related Dividend PSUs will vest immediately prior to the PRSU Plan Participant’s termination date, based on the number of complete months from the first day of the performance period to the applicable termination date divided by the number of months in the performance period and using an adjustment factor of one. Similarly, for all RSUs granted prior to the December 13, 2018 amendment of the Current PRSU Plan, if the PRSU Plan Participant’s employment is terminated by the Company without cause, a pro-rata portion of the PRSU Plan Participant’s unvested RSUs and related Dividend RSUs will vest immediately prior to the PRSU Plan Participant’s termination date, based on the number of months from the first day of the grant term to the termination date divided by the number of months in the grant term. For all PRSU Share Units granted following the December 13, 2018 amendment of the Current PRSU Plan, in the case of a termination of a PRSU Plan Participant without cause, all of the PRSU Plan Participant’s unvested PRSU Share Units and related Dividend Share Units will be cancelled as at the PRSU Plan Participant’s termination date. For all PRSU Share Units, in the event a PRSU Plan Participant’s employment is terminated by the Company without cause, all vested PRSU Share Units will be redeemed as at the PRSU Plan Participant’s termination date.

In the event a PRSU Plan Participant’s employment is terminated by the death or disability of the PRSU Plan Participant or the PRSU Plan Participant ceases to be employed due to retirement, all of the PRSU Plan Participant’s PSUs and RSUs and related Dividend PSUs and Dividend RSUs, as applicable, will vest immediately prior to the date of such event, and for purposes of PSUs using an adjustment factor of one, and will be redeemed as at that date, and all vested PRSU Share Units will be redeemed as at the PRSU Plan Participant’s termination date. Notwithstanding the foregoing, for all PRSU Share Units granted following the December 13, 2018 amendment of the Current PRSU Plan, in the case of the retirement of a PRSU Plan Participant, the PRSU Plan Participant will forfeit all rights, title, and interest with respect to unvested PRSU Share Units, and the related Dividend Share Units.

In the event that employment of a PRSU Plan Participant is terminated by the Company without just cause or if the PRSU Plan Participant resigns in circumstances constituting constructive termination, in each case, within 12 months following a Change of Control (as such term is defined under the Current PRSU Plan) which includes, among other things the acquisition of 50% or more of the Common Shares, sale of all or substantially all of the assets of the Company, or a significant change in the Directors of the Company, all of the PRSU Plan Participant’s PRSU Share Units and related Dividend Share Units as applicable will vest immediately prior to the PRSU Plan Participant’s termination date (for purposes of PSUs, using an adjustment factor of one) and will be redeemed as at that date.

See “Approval of New Omnibus Equity Incentive Plan: Termination of Grants”, for the applicable termination provisions applicable to the PRSU Share Units under the Omnibus Equity Incentive Plan, if approved by shareholders.

Amendment, Suspension or Termination

The Board may amend, suspend or terminate the Current PRSU Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body. The Board may make any amendments to the Current PRSU Plan without seeking shareholder approval and the Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the Current PRSU Plan and to the extent the Compensation Committee deems, in its sole and absolute discretion, necessary or desirable. However, shareholder approval (by a majority of votes cast) will be required for:

•

amendments to the percentage of Common Shares issuable under the Current PRSU Plan, including an increase to the fixed maximum percentage of Common Shares or a change from a fixed maximum percentage of Common Shares to a fixed maximum number;

•	amendments expanding the categories of Current PRSU Plan Participants which would have the potential of broadening or increasing insider participation;

•	amendments extending the term of a PRSU Share Unit or any rights pursuant thereto held by an insider beyond its original expiry date;

•	amendments that add any other provision which results in PRSU Plan Participants receiving Common Shares while no cash consideration is received by the Company;

•	amendments which would permit the rights respecting PRSU Share Units or Dividend Share Units to be transferred or assigned other than by will or the laws of descent and distribution;

•	amendments to the amending provisions of the Current PRSU Plan; and

•	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

The Board may, from time to time, in its absolute discretion and without the approval of shareholders, make the following amendments to the Current PRSU Plan or any PRSU Share Unit:

•

any amendment to the vesting provisions applicable to a PRSU Share Unit, including to accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of a PRSU Share Unit, provided that with respect to any PRSU Plan Participant who is a United States citizen or United States resident alien, the acceleration will not accelerate the redemption date applicable to the PRSU Share Unit;

•

any amendment to the Current PRSU Plan or a PRSU Share Unit, as necessary, to comply with applicable law or the requirements of the applicable stock exchange or any other regulatory body having authority over the Company, the Current PRSU Plan or the shareholders;

•	any amendment to permit the conditional redemption of any PRSU Share Unit;

•

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Current PRSU Plan, correct or supplement any provision of the Current PRSU Plan that is inconsistent with any other provisions of the Current PRSU Plan, correct any grammatical or typographical errors or amend the definitions in the Current PRSU Plan regarding administration of the Current PRSU Plan;

•	any amendment respecting the administration of the Current PRSU Plan; or

•

any other amendment that does not require the approval of the shareholders, including, for greater certainty, an amendment in connection with a change of control of the Company to assist the Current PRSU Plan Participants to tender the underlying Common Shares to, or participate in, the actual or potential event or to obtain the advantage of holding the underlying Common Shares during such event, and to terminate, following the successful completion of such event, on such terms as it sees fit, the PRSU Share Units not redeemed prior to the successful completion of the event.

The Board may amend or modify any outstanding PRSU Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended, provided that, where such amendment or modification is adverse to the holder, the consent of the holder is required to effect such amendment or modification. No new awards of PRSU Share Units may be made under the Current PRSU Plan after December 16, 2025, being the tenth anniversary of the Current PRSU Plan’s effective date.

As described above under the heading “Approval of New Omnibus Equity Incentive Plan”, the Company intends for the Omnibus Equity Incentive Plan to replace the Current PRSU Plan for new grants of share units after the Meeting.

Current Employee Share Ownership Plan

The Company’s current employee share ownership plan (the “Current ESOP”), approved by the Company’s shareholders in December 2019 to be effective January 1, 2020, was established to provide an incentive to qualified employees to build a proprietary interest in the Company and thereby encourage their continuing association with the Company. The Current ESOP replaced the Company’s former employee share ownership plan which lapsed on December 31, 2019 (the “Previous ESOP”). No additional Common Shares remain issuable under the Previous ESOP. If approved by shareholders, the New ESOP will replace the Current ESOP.

The Current ESOP is administered by the Board. The Current ESOP provides for the issuance of Common Shares to employees of the Company or a subsidiary of the Company pursuant to its terms. The Company’s shareholders approved the issuance of a maximum of 350,000 Common Shares under the Current ESOP, which represents approximately 0.7% of the Company’s issued and outstanding shares as at November 4, 2021. As at November 4, 2021, 110,253 Common Shares have been issued and 239,747 Common Shares remain available for issue under the Current ESOP, constituting approximately 0.2% and 0.5%, respectively, of the issued and outstanding Common Shares as at that date. As at June 30, 2021, 68,089 Common Shares had been issued and 281,911 Common Shares were available for issue under the Current ESOP, constituting approximately 0.1% and 0.6%, respectively, of the issued and outstanding Common Shares as at June 30, 2021.

The annual Burn Rate under the Previous ESOP was 0.2% in Fiscal 2019, and 0.2% in Fiscal 2020. As no Common Shares were issued pursuant to the new ESOP up to June 30, 2020, the annual Burn Rate under the Current ESOP for Fiscal 2020 was 0%. The annual Burn Rate under the Current ESOP was 0.1% in Fiscal 2021.

The number of Common Shares that may be issued under the Current ESOP and any other security-based compensation arrangement to insiders of the Company may not exceed 10% of the issued and outstanding Common Shares at that time. With respect to insiders (or their associates), within a one year period, the number of Common Shares that may be issued under the Current ESOP and any other security-based compensation arrangement to such insiders may not exceed 10% of the issued and outstanding Common Shares at that time.

The purchase price of Common Shares under the Current ESOP is 85% of the lower of the closing Common Share price on the first and last day of the offering period, and therefore can result in a purchase price that is below the market price of the Common Shares. The Current ESOP has an annual purchase limit of CAD$15,000 for each eligible employee.

See “Approval of New Employee Stock Ownership Plan: Common Shares Subject to the New ESOP”, for the applicable share purchase limits applicable to the share purchase rights under the New ESOP, if approved by shareholders.

An employee may withdraw from the Current ESOP by delivering written notice to the Company on or before the 10th business day prior to the end of the offering period. Upon termination of employment with the Company for any reason (including involuntary with or without cause, resignation, retirement or death), under the terms of the Current ESOP, an employee will be deemed to have withdrawn from participation in the purchase of Common Shares under the Current ESOP, effective as of the last date of their employment. Upon receipt of a notice of withdrawal or termination, as described above, the Company will, within 10 business days, return all of the employee’s contributions which are being held at such time by the Company.

If an employee’s payroll deductions are interrupted by any garnishment or other legal process, the employee will be deemed to have elected to withdraw from the Current ESOP. An employee’s participation in the Current ESOP will continue during a sick leave or other bona fide leave of absence for up to three months or for so long as the employee’s right to re-employment is guaranteed, either by statute or contract, if longer than three months, unless the employee elects to withdraw from participation in the Current ESOP.

An employee’s rights under the Current ESOP may not be pledged, assigned, encumbered or otherwise transferred for any reason other than by will or the laws of descent and distribution.

The Compensation Committee may, insofar as permitted by law and subject to any required approval of any stock exchange on which the Common Shares are then listed or quoted, the administrator under the Employee Investment Act (British Columbia) and a majority of employee shareholders, amend, modify, revise or otherwise change the terms of the Current ESOP, in whole or in part, provided that no amendment or revision may use or divert any employee contributions for purposes other than for the purchase of Common Shares pursuant to the Current ESOP. Such amendments may include:

•

amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error or omission or to correct or supplement any provision of the Current ESOP that is inconsistent with any other provision;

•	amendments necessary to comply with the provisions of applicable law;

•	amendments respecting the administration of the Current ESOP, including changing the process by which an employee may participate in the Current ESOP; and

•	amendments to introduce vesting or retention periods in respect of Common Shares purchased pursuant to the Current ESOP.

However, shareholder approval will be required for:

•	any amendment to increase the number of Common Shares reserved for issuance under the Current ESOP or the maximum amount of Common Shares available for issuance pursuant to the Current ESOP;

•	any amendment to the definition of “Eligible Employee”, “Purchase Price”, and “Shares;

•	any amendment to remove, exceed or increase the limits on insider participation in the Current ESOP;

•	any amendment to introduce Company matching of employee contributions;

•	any amendment to the restrictions on the transferability of participating employee’s rights under the Current ESOP; and

•	any amendments to the amendment provisions under the Current ESOP.

As described above under the heading “Approval of New Employee Stock Ownership Plan”, the Company intends for the New ESOP to replace the Current ESOP.

Deferred Share Unit Plan

The Company adopted a deferred share unit plan (the “DSU Plan”) effective January 1, 2016. Pursuant to the DSU Plan, non-employee Directors may receive grants of deferred share units (“DSUs”) and are entitled to elect to receive DSUs in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of 5 trading days preceding the date of grant. Although DSUs will typically vest in the calendar year of grant, they are not payable by the Company until the non-employee Director ceases to be a member of the Board. After a Director leaves the Board, their DSUs will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares at the date of redemption. No Common Shares are issuable pursuant to the DSU Plan. The Company may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible Director in DSUs granted prior to the date of amendment without the consent of the Director.

Equity Compensation Plan Information as at June 30, 2021

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company were authorized for issuance as at the end of Fiscal 2021 (June 30, 2021).

Plan Category	Number of securities to be issued under equity compensation plans(1) (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders
Current Option Plan	682,277	CAD$7.84	2,431,848
Current PRSU Plan	2,552,824	N/A	2,431,848
Current ESOP	Nil	N/A	281,911
Total	3,235,101	CAD$7.84	2,431,848(2)

Notes:

1)	Except as set out herein, Absolute does not have any Common Share purchase arrangements or other rights to purchase Common Shares outstanding.
2)	This figure is based on the current 12% limit for all equity-based compensation plans of the Company contemplated in each of the Current Option Plan and Current PRSU Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

In this Information Circular, Named Executive Officer (“NEO”) means each of the following individuals:

(a)	the Company’s Chief Executive Officer (“CEO”);

(b)	the Company’s Chief Financial Officer (“CFO”);

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of Fiscal 2021 whose total compensation was, individually, more than CAD$150,000 for Fiscal 2021; and

(d)	each individual who would be an NEO under (c) above, but for the fact that they were neither an executive officer of the Company, nor serving in a similar capacity, at the end of Fiscal 2021.

Based on the foregoing, the Company’s NEOs for Fiscal 2021 were:

•	Christy Wyatt, President and Chief Executive Officer;

•	Steven Gatoff, CFO from November 10, 2020;

•	Leigh Ramsden, Interim CFO until November 15, 2020 (inclusive);

•	Sean Maxwell, Chief Commercial Officer until June 30, 2021 (inclusive);

•	Nicko van Someren, Chief Technology Officer; and

•	Mark Grace, Executive Vice President, Channel & Revenue Operations.

Compensation Discussion and Analysis

This section of this Information Circular includes certain terms or performance measures that are not defined under International Financial Reporting Standards (“IFRS”), such as total annual recurring revenue (“ARR”) and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain parties use this information to evaluate the Company’s performance, and as a result, uses certain of these measures to evaluate the performance of its employees and executives. For a description of the methodology used to calculate these non-IFRS measures, see the section entitled “Non-IFRS Measures” in the Company’s latest Management’s Discussion and Analysis (available on SEDAR at www.sedar.com), which is incorporated herein by reference. These measures provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should read these non-IFRS measures in conjunction with the financial statements.

Compensation Committee

The Compensation Committee is currently composed of Gerhard Watzinger, Daniel Ryan, and Salvatore Visca, all of whom are independent Directors and have prior management experience determining compensation plans and levels in other organizations. See “Election of Directors” for a description of their relevant experience. The Compensation Committee has adopted a charter which outlines the roles, responsibilities, and purposes of the Compensation Committee, and which can be accessed on Absolute’s website. The purposes and responsibilities of the Compensation Committee with respect to compensation matters are to determine the Company’s compensation philosophy, oversee the development and implementation of executive and Director compensation programs, and review and recommend to the Board any required modifications to the program.

The Objectives

Compensation of the Company’s executives has three primary objectives: (i) provide market-competitive compensation to attract and retain executives with the management skills required to execute on the Company’s objectives; (ii) reward executive team members for their contribution to the overall success of the Company and for achievement of planned business objectives in their own area of responsibility, while also encouraging teamwork and the building of a high performing organization; and (iii) align the longer-term interests of the Company’s executives with the investment objectives of the Company’s shareholders through meaningful share ownership programs. In order to meet these objectives, the Compensation Committee considers many factors which influence the overall level of executive compensation.

Elements of Compensation

The Company’s executive compensation program is currently comprised primarily of the following elements:

•	base salary;

•	compensation under the Company’s short-term incentive plans, which include an annual variable pay plan and/or sales commissions, depending on the particular executive’s position;

•	participation in the Company’s (long-term) equity incentive plans; and

•	other perquisites and benefits.

If the Omnibus Equity Incentive Plan is approved by shareholders, participation in the Current Option Plan and Current PRSU Plan will be replaced by participation in the Omnibus Equity Inventive Plan. See “Approval of New Omnibus Equity Incentive Plan”.

The Compensation Committee regularly reviews the various elements of the Company’s compensation program to ensure that each element is aligned with both the goals of the Company and the relevant executive officer. The compensation program is designed to achieve the Company’s compensation objectives through:

•

Benchmarking: The Compensation Committee regularly benchmarks the Company’s executive compensation with a broad peer group of Canadian and U.S. companies with particular emphasis on the software and information security sectors. This comparison helps ensure that the Company’s executive compensation and benefits package is competitive with the prevailing market. The Company generally aims to compensate its executives between the 50th and 75th percentiles of the peer companies. To ensure that the survey includes the most appropriate companies, the Compensation Committee considers companies of a relatively similar revenue size and market capitalization, that have a global focus, and that compete with the Company for executives of similar talent and experience, and periodically updates this peer group. In Fiscal 2021, the Compensation Committee considered the benchmarking study performed in Fiscal 2021 and a number of other factors, including information gathered from a third party compensation survey, when determining NEO compensation changes for Fiscal 2021. See below under “Independent Compensation Consultants”.

•

Providing Fixed and Variable Compensation: The Company provides a mix of fixed and variable compensation designed to attract, retain, and motivate top performing executives, and the Company also appropriately links compensation levels with the achievement of relevant Company financial and strategic goals. The Company’s fixed compensation includes salary and certain perquisites and benefits. The Company’s variable compensation includes participation in the Company’s (long-term) equity incentive plans and compensation under short-term incentive plans.

•

Providing a Mix of Equity and Cash Incentives: The Company provides a mix of equity compensation, through participation in the (long-term) equity incentive plans (including in Fiscal 2021 the Current Option Plan, the Current PRSU Plan, and the Current ESOP) and variable (bonus) pay cash incentives designed to motivate executive officers to focus on achieving performance results that lead to sustainable long-term shareholder returns.

If the Omnibus Equity Incentive Plan is approved by shareholders, the Company’s variable compensation relating to the Current Option Plan and Current PRSU Plan will be replaced by participation in the Omnibus Equity Inventive Plan. See “Approval of New Omnibus Equity Incentive Plan”. If the New ESOP is approved by shareholders, the Company’s variable compensation relating to the Current ESOP is expected to be replaced by participation in the New ESOP. See “Approval of New Employee Stock Ownership Plan”.

Independent Compensation Consultants

Under its charter, the Compensation Committee has the authority to select and set the compensation for external compensation consultants or advisors. In Fiscal 2021, the Compensation Committee engaged Willis Towers Watson (“WTW”) as an independent compensation consultant to assist the Compensation Committee in determining executive compensation for Fiscal 2021.

WTW was engaged by the Company as an independent compensation consultant in Fiscal 2020. Prior to Fiscal 2020, the Company generally engaged Meridian Compensation Partners (“Meridian”) as its principal external compensation consultant, as disclosed in the Company’s previously published Statements of Executive Compensation. Meridian was originally engaged by the Company as an independent compensation consultant in the 2016 fiscal year. In June 2021, WTW was again retained as an independent compensation consultant to assist the Compensation Committee in determining executive compensation for the 2022 fiscal year. Full details of these services will be disclosed in the Company’s 2022 Statement of Executive Compensation. Neither WTW nor Meridian has provided any other services to the Company, or to its affiliated or subsidiary entities, or to any of its Directors or members of management, other than or in addition to compensation services provided to the Compensation Committee for the Company’s Directors and/or executive officers.

In Fiscal 2021, the services provided by WTW primarily related to the completion and delivery to the Compensation Committee of an assessment report on the Company’s executive compensation programs, which included (i) an updated benchmarking assessment against an updated group of peer companies, and (ii) observations and recommendations regarding the programs’ design relative to the market and the Company’s objectives. In Fiscal 2021, WTW’s services also included the completion and delivery to the Compensation Committee of an assessment report on the competitiveness of the Company’s non-employee Director compensation program.

As noted, WTW’s mandate in Fiscal 2021 included a fresh benchmarking survey for the executive officers and updating the group of peer companies. The peer group emphasized companies of a similar size to the Company (based on revenue and market capitalization) and in the software and information security sectors. This list comprised a total of 17 peer group companies, with 5 Canada-based and 12 U.S.-based companies. The principal components of the benchmarking were base salary, short-term incentive programs, long-term incentive programs, total cash compensation, and total direct compensation. Total compensation for each selected executive officer was compared to the 25th, 50th, and 75th percentile of the appropriate range, based on the compiled list of Canada and U.S. based companies, and recommendations were then made for consideration of the Compensation Committee.

The companies included in the peer group in Fiscal 2021 were:

• Appian Corporation • Brightcove, Inc. • eGain Corporation • Kinaxis Inc. • Lightspeed POS Inc. • MobileIron, Inc. • OneSpan Inc. • Optiva Inc. • Rapid7, Inc.	• SailPoint Technologies Holdings, Inc. • ShotSpotter, Inc. • Smart Employee Benefits Inc. • Talend S.A • Tecsys Inc. • Varonis Systems, Inc. • Zix Corporation • Zscaler, Inc.

Executive Compensation Related Fees

The aggregate fees billed by WTW, or any of its affiliates, for services related to determining compensation for any of the Company’s Directors and executive officers were $38,321 in Fiscal 2021 and CAD$98,588 in Fiscal 2020. No fees were billed by Meridian, or any of its affiliates, for services related to determining compensation for any of the Company’s Directors and executive officers in Fiscal 2021 or in Fiscal 2020.

All Other Fees

The aggregate fees billed by WTW, or any of its affiliates, for all other services provided were nil in Fiscal 2021 and $7,140 in Fiscal 2020. The aggregate fees billed by Meridian, or any of its affiliates, for all other services provided were CAD$3,802 in Fiscal 2021 and CAD$10,790 in Fiscal 2020. The nature of the other services provided by Meridian in Fiscal 2021 related to advising on the payout calculations for vested PSUs that were originally granted during the periods Meridian was the Company’s primary external compensation consultant.

Recommendations of the Compensation Committee and Management

In general the Compensation Committee and senior management (as applicable) use information gathered from the independent consultants, third-party compensation surveys, and their own assessment of performance to develop pay strategies and programs and recommendations for the executive officers. In Fiscal 2021, the Compensation Committee considered the benchmarking study performed by WTW as well as a number of other factors, including information gathered from a third-party compensation survey, when determining compensation changes for Fiscal 2021. The Compensation Committee has principal oversight and final approval authority for the CEO’s, CFO’s, and certain other senior executive officers’ compensation. The CEO and other executive officers (as applicable) determine the compensation for the other executive officers who report directly to them, with certain oversight by the Compensation Committee.

The Determination of Each Element

When determining compensation programs and policies and individual compensation levels for the executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include: (i) the Company’s overall financial and operating performance; (ii) industry comparables, as noted above under “Independent Compensation Consultants”; (iii) information from relevant third party compensation surveys; and (iv) senior management’s (as applicable), the Compensation Committee’s, and the Board’s overall assessment of each relevant executive’s individual performance and contribution towards meeting corporate objectives, levels of responsibility, and length of service.

The amount for each element of compensation is determined as follows:

•

Base Salary: Base salary is provided as a fixed source of compensation for the Company’s executive officers. Base salaries for executive officers are established based on the scope of their responsibilities, competencies, and their prior relevant experience, taking into account compensation paid in the market for similar positions and the market demand for such executive officers. An executive officer’s base salary is determined by taking into consideration the executive officer’s total compensation package and the Company’s overall compensation philosophy. Adjustments to base salaries are determined annually and may be increased based on factors such as the executive officer’s success in meeting or exceeding individual objectives and an assessment of the competitiveness of the then-current compensation. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities, as well as to maintain market competitiveness.

•

Short-term Incentive Plan (Variable/Bonus Pay): The executive officers are entitled to annual cash-based variable bonus payments, designed to motivate executive officers to meet the Company’s business and financial objectives generally and annual financial performance targets in particular, subject to some adjustment for personal performance in the discretion of the Compensation Committee. The executives’ variable pay opportunity under the short-term incentive plan is typically expressed as a percentage of their base salary, and this percentage is set relative to their job level. The executive officer variable pay plan and the related performance targets are reviewed and approved by the Compensation Committee annually. For Fiscal 2021, the performance targets for variable pay were aligned across the Company, meaning that employees eligible to participate in the Company’s annual corporate bonus program and the executive officers were all focused on the same targets. The performance targets were established by the Compensation Committee and are aligned with those which the Compensation Committee believes will enhance future shareholder value. For Fiscal 2021, the variable pay performance targets are based on the achievement of (i) customer renewals, (ii) new ARR, and (iii) Adjusted EBITDA (with each element weighted evenly). For the executive officers, the variable pay opportunity will fluctuate depending on performance against the respective targets, including 50% for threshold achievement and 150% at the maximum. From time to time, the Compensation Committee may change the variable pay plan performance targets in order to provide continued incentive to the executive officers throughout the year, if it becomes clear that the targets as originally outlined are unachievable. In general, the achievement of annual performance targets by the Company triggers the creation of the pool of funds available for variable pay to employees who are not executive officers or commissioned employees.

•

Sales Commissions: The Chief Commercial (or Revenue) Officer and EVP, Channel & Revenue Operations, in their sales leadership roles, benefit from variable compensation in the form of sales commissions. Sales quotas are set based on senior management recommendations, taking into account current market trends and the overall annual budget approved by the Board, and are subject to approval by the CEO. In Fiscal 2021, sales quotas were set semi-annually, with quarterly benchmarks. Due to their nature, sales commissions are generally earned on a pro-rata basis, based on performance. Any sales commission opportunity for a NEO is approved by the Compensation Committee.

•

Long-term Incentive Plan (Equity Ownership): The executive officers benefit from long-term improved performance by the Company through their participation in the Company’s equity incentive plans (including in Fiscal 2021 the Current Option Plan, the Current PRSU Plan, and the Current ESOP). The Compensation Committee may from time to time recommend the grant of Options, PSUs, and/or RSUs to the Company’s executive officers. All grants of Options, PSUs, and RSUs are reviewed and approved by the Compensation Committee and the Board. Grants of Options, PSUs, and RSUs are intended to emphasize the executive officers’ commitment to the Company’s growth and the enhancement of shareholder value and to reward executive officers for the Company’s performance through appreciation in equity values. Equity grants are a key component of the executive compensation package and contribute to the Company’s ability to attract and retain qualified executives. Typically, Options, PSUs, and/or RSUs are granted on initial hire, upon promotion, and via an annual grant to certain employees, including executive officers. The value of the annual equity grant to an executive officer is based on a percentage (depending on job level and based on benchmark data) of the individual’s base salary, and in Fiscal 2021 was split evenly between RSUs and PSUs.

•	No Options were granted to the executive officers in Fiscal 2021.

•	All RSU awards made to the executive officers in Fiscal 2021 vest one-third per year on the applicable anniversary of the grant date.

•

All PSU awards made to the executive officers in Fiscal 2021 have a 3-year performance period. The performance criteria and adjustment factor for all PSUs grants to the executive officers in Fiscal 2021 is based on a combination of the Company’s (i) revenue growth over the performance period, and (ii) EBITDA percentage for the last year of the performance period. The adjustment factors for these PSU grants are set at 0%, 50% (threshold), 100% (target) and 200% (maximum), and the adjustment factor for performance between the respective performance targets is interpolated on a straight line basis.

•

If the Omnibus Equity Incentive Plan is approved by shareholders, the Company’s variable compensation relating to the Current Option Plan and Current PRSU Plan will be replaced by participation in the Omnibus Equity Inventive Plan. See “Approval of New Omnibus Equity Incentive Plan”. If the New ESOP is approved by shareholders, the Company’s variable compensation relating to the Current ESOP is expected to be replaced by participation in the New ESOP. See “Approval of New Employee Stock Ownership Plan”.

•

Perquisites and Benefits: The Compensation Committee also determines industry standard perquisite and benefits programs for the executive officers, with some variation between individuals based on location of residence and requirements of the role.

The Company believes that disclosure of the specific targets under the programs/policies referred to under “Short-term Incentive Plan (Variable/Bonus Pay)”, “Sales Commissions”, and “Long-term Incentive Plan (Equity Ownership)” above would be seriously prejudicial to its interests, as disclosure of these targets would reveal details that could undermine the chosen target criteria and the rationale for choosing such criteria and, as such, is relying on the exemption in Section 2.1(4) of Form 51-102F6 in not disclosing these specific targets. The Company believes these targets are sufficiently and appropriately challenging to reach, while still being achievable. The achievement of targeted objectives, which are established in consideration of the Company’s projections for each fiscal year, is based on, among other things, the Company’s financial performance. Thus, various economic factors beyond the Company’s control, including the Company’s market outlook and the global economic environment, may influence the achievement of the Company’s results.

Compensation Risk

Both the Compensation Committee and the Board regularly consider the risks associated with the Company’s compensation policies and practices. The role of the Board includes assessing and reviewing the principal risks of all aspects of the Company’s business, and ensuring proper structures are in place to manage those risks. The role of the Compensation Committee includes developing appropriate terms of employment for certain executive officers and general compensation policy to appropriately balance risks and incentives.

The Company monitors industry standards for compensation practices to identify emerging areas of potential risk or inappropriate incentives. When setting compensation levels, the Company seeks an appropriate balance of base pay, variable pay opportunities, and equity ownership vehicles to balance the short-term and long-term interests of the Company by tying compensation to the achievement of the business and financial objectives of the Company, while also ensuring that the senior management of the Company has sufficient equity exposure to align their interests with the interests of the Company’s shareholders. The Company believes that the compensation policies it has established reflect an appropriate mixture of guaranteed compensation, variable pay opportunities, and risk mitigation. The Company believes that senior management collectively owns a sufficient number of Common Shares to discourage the taking of inappropriate risks by senior management.

The Directors and executive officers are prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Common Shares or other equity securities of the Company that were granted to them by the Company as compensation, or that are otherwise held (directly or indirectly) by them.

NEO Compensation Paid in Fiscal 2021 – Base Salaries

Base salaries for the NEOs are reviewed by the Compensation Committee at the outset of employment, at the time of any significant change in the role, and typically annually. The following change was made to the base salaries of the NEOs in Fiscal 2021:

•	Mr. Gatoff was hired as Chief Financial Officer effective November 10, 2020 and his annual base salary was set at $375,000.

NEO Compensation Paid in Fiscal 2021 – Variable (Bonus) Pay Opportunity

The variable pay opportunity for each of the NEOs in Fiscal 2021 is set out below:

Name and Position	Variable Pay Opportunity(1)
Christy Wyatt President and Chief Executive Officer		$420,000
Steven Gatoff Chief Financial Officer		$156,000	(2)
Leigh Ramsden Former Interim Chief Financial Officer	CAD$	48,400	(3)
Sean Maxwell Former Chief Commercial Officer		$300,000	(4)
Nicko van Someren Chief Technology Officer		$165,000
Mark Grace EVP, Channel & Revenue Operations		$200,000	(5)

Notes:

1)	These amounts represent 100% attainment of the respective short-term incentive plan.

2)	This variable pay opportunity is based on a full year at $243,750, pro-rated for a start date of November 10, 2020 (rounded).

3)	This variable pay opportunity is based on a full year at CAD$130,000, pro-rated for an end date of November 15, 2020 (rounded).

4)

The variable pay opportunity for Mr. Maxwell was primarily based on the achievement of certain sales targets (as discussed above), with a lesser portion being based on achievement of the company-wide corporate objectives.

5)

The variable pay opportunity for Mr. Grace was primarily based on the achievement of certain sales targets (as discussed above), with a lesser portion being based on achievement of the company-wide corporate objectives.

The NEOs’ opportunities under the Company’s variable (bonus) pay plans are reviewed by the Compensation Committee at the outset of employment, at the time of any significant change in the role, and typically annually. The following changes were made to the variable pay opportunities of the NEOs in Fiscal 2021:

•	Mr. Gatoff was hired as Chief Financial Officer effective November 10, 2020. Mr. Gatoff’s standard annual variable pay opportunity was set at $243,750 (65% of his base salary).

The NEOs’ payment pursuant to the annual executive variable (bonus) pay plan for Fiscal 2021 was based on achievement of three annual Company performance targets: (i) customer renewals, (ii) new ARR, and (iii) Adjusted EBITDA (with each element weighted evenly). The Company achieved the threshold for each component and overachieved in one or more components. As a result, the relevant executive officers achieved an overall attainment of 99.54% of their variable pay opportunity for Fiscal 2021, which was paid early in the fiscal 2022 year. The Company believes that the disclosure of the specific targets and performance on each of the components would be seriously prejudicial to its interests, as disclosure of these targets/components would reveal details that could undermine the chosen criteria and the rationale for choosing such criteria and as such, is relying on the exemption in Section 2.1(4) of Form 51-102F6 in not disclosing these specific targets. This excludes sales commissions payable to Messrs. Maxwell and Grace, which were paid on the basis of their respective pro rata attainment of sales quotas.

Actual amounts paid, and their percentage of total compensation for each NEO, are specified in the “Summary Compensation Table” below.

NEO Compensation Paid in Fiscal 2021 – Incentive Plan Awards

Mr. Gatoff received grants of RSUs and PSUs following the commencement of his employment. Ms. Wyatt and Messrs. Ramsden, Maxwell, van Someren, and Grace received annual grants of RSUs and PSUs in August 2020 as part of the annual executive compensation review process, in recognition of their performance in Fiscal 2020 and as a retention tool. The NEOs were also eligible to participate in the Current ESOP.

See “Statement of Executive Compensation: Incentive Plan Awards – Value Vested or Earned During the Year” for details of the incentive plan amounts granted to the NEOs in Fiscal 2021.

Compensation Plan Changes for Fiscal 2022

The executives’ compensation for the 2022 fiscal year was reviewed early in the fiscal year, which included base salary changes for certain of the then-employed NEOs.

New performance targets were set by the Compensation Committee for the executives’ variable (bonus) pay opportunity under the short-term incentive plan. For the 2022 fiscal year, this will be based on the achievement of (i) total ARR growth rate, and (iii) Adjusted EBITDA (with each element weighted evenly); and, similar to Fiscal 2021, these targets are aligned across the Company, meaning the employees eligible to participate in the Company’s annual corporate bonus program and the executive officers are focused on the same targets.

In addition, updated performance targets and adjustment factors were set by the Compensation Committee for PSU grants to be made to the executives in the 2022 fiscal year, having a 3-year performance period and being based on a combination of the Company’s (i) revenue growth over the performance period, and (ii) EBITDA percentage for last year of the performance period. The adjustment factors for these PSU grants are set at 0%, 50% (threshold), 100% (target) and 200% (maximum), and the adjustment factor for performance between the respective performance targets is interpolated on a straight line basis.

Performance Chart

The following chart shows the shareholder return on the Common Shares for the 5-year period from June 30, 2016 to June 30, 2021, together with the cumulative return for the S&P/TSX Total Return Index for the same period, based on the closing price on the last trading day of each year and including dividends paid on the Common Shares. The chart assumes an initial investment of CAD$100.

	June 30, 2016	June 30, 2017	June 30, 2018	June 30, 2019	June 30, 2020	June 30, 2021
Absolute	CAD$100	CAD$111.46	CAD$100.90	CAD$116.51	CAD$201.94	CAD$262.51
S&P/TSX Total Return Index	CAD$100	CAD$111.05	CAD$122.60	CAD$127.35	CAD$124.58	CAD$166.76
NASDAQ	CAD$100	CAD$127.01	CAD$157.64	CAD$167.01	CAD$218.50	CAD$286.53

The trend in the above graph shows that the performance of the Common Shares generally lagged slightly behind the performance of the S&P/TSX Total Return Index for the earlier years of the period but outpaced the performance of the S&P/TSX Total Return Index in Fiscal 2021. Overall compensation for the NEOs has been relatively constant over this 5-year period, with the general exception of higher amounts in the first year of a NEO’s employment as a result of inception equity grants. The short-term variable pay opportunity and the PSU component of the long term incentive compensation for the NEOs was in Fiscal 2021, and is for the 2022 fiscal year, based on Company performance in meeting certain financial targets, with annual improvement in these metrics likely to contribute to stock price performance. As a result, changes in the Company’s public market valuation do influence NEO compensation. In addition, the post-grant value of these awards will increase if the Company’s stock performance improves.

Summary Compensation Table

The compensation paid to the NEOs during the three most recently completed financial years (as applicable based on tenure) is as set out below:

Name and Position	Fiscal Year	Salary(1)	Share-based awards(2)(3)	Option-based awards(4)	Non-equity incentive plan compensation	All other compensation(6)	Total Compensation
Annual incentive plans (1)(5)
Christy Wyatt(7) President and Chief Executive Officer	2021 2020 2019	$420,000 $420,000 $253,182	$1,060,567 $364,965 $1,664,651(8)	Nil Nil $260,617	$418,070 $517,860 $302,039	$8,925 $12,166 $404,200(9)	$1,907,562 $1,314,991 $2,884,689
Steven Gatoff(10) Chief Financial Officer	2021	$240,144	$1,714,801(8)	Nil	$155,283	$732	$2,110,959
Leigh Ramsden Former Interim Chief Financial Officer	2021 2020 2019	$91,732 $177,659 $151,385	$136,298 $173,483 $59,005	Nil Nil Nil	Nil $90,810 $47,721	$96,086(11) $7,536 $37,930	$324,116 $449,488 $296,041
Sean Maxwell Former Chief Commercial Officer	2021 2020 2019	$400,000 $400,000 $383,754	$262,595 $297,464 $656,391	Nil Nil Nil	$316,075(12) $290,632 $288,423	$12,645 $12,396 $969	$991,315 $1,000,492 $1,329,537
Nicko van Someren Chief Technology Officer	2021 2020 2019	$330,000 $330,000 $82,569	$216,653 $245,409 $515,984(8)	Nil Nil $136,509	$164,242 $203,445 $49,760	$5,295 $276 $100,000(13)	$716,189 $779,130 $884,822
Mark Grace EVP, Channel & Revenue Operations	2021 2020 2019	$300,000 $300,000 $277,255	$196,953 $223,088 $341,246	Nil Nil Nil	$197,243 $203,461 $150,677	$9,045 $8,893 $8,309	$703,240 $735,442 $777,488

Notes:

1)

The salary and annual incentive plan payments for Mr. Ramsden were paid in Canadian dollars. These amounts are translated into US dollars at the average monthly foreign exchange rate in effect when the payment is made.

2)	Share-based awards include RSUs and PSUs. The grant-date fair value of the RSU awards is the fair value of the Common Shares on the date of grant.

3)

The grant-date fair value of PSU awards is determined on the grant date using a Monte Carlo simulation model, taking into account the fair value of the Common Shares on the date of grant, potential future dividends accruing to the unitholder’s benefit, and encompassing a wide range of possible future market conditions and Company performance conditions.

4)

The grant-date fair value of the Option awards is determined in accordance with IFRS 2, “Share Based Payment”, using a Black- Scholes option pricing model. The Company has chosen this methodology as there are no future performance criteria for the vesting of these Options, other than the passage of time.

5)

The annual incentive plan compensation (the specific targets for which have not been disclosed) as a percentage of total annual compensation for the year ended June 30, 2021 was 22% for Ms. Wyatt, 7% for Mr. Gatoff, 32% for Mr. Maxwell, 23% for Mr. van Someren, and 28% for Mr. Grace.

6)

Other compensation includes inception bonuses, perquisites, Company contribution to a personal savings plan like a registered retirement savings plan or a 401(k) plan and amounts related to participation in the Current ESOP. The amount related to the Current ESOP is calculated as the difference between the price expected to be paid for the number of shares purchased and the fair market value of the shares at the beginning of each Current ESOP offering period.

7)	Ms. Wyatt joined Absolute as CEO on November 26, 2018. Ms. Wyatt receives no additional compensation for serving as a Director.

8)	The higher amount here is due to a substantial new hire equity grant made to the NEO.

9)	Ms. Wyatt received an initial signing bonus related to joining the Company of $400,000.

10)	Mr. Gatoff joined Absolute as CFO on November 10, 2020.

11)	This includes a payment in the amount of CAD$60,000 made to Mr. Ramsden in connection with his departure from the Company.

12)	This includes an additional discretionary cash award of $14,165 paid to Mr. Maxwell.

13)	Mr. van Someren received an initial signing bonus related to joining the Company of $100,000.

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out all Options outstanding as at June 30, 2021 for each NEO:

	Option-based Awards
Name and Position	Number of securities underlying unexercised options (#)	Option exercise price(1)(2)	Option expiration date	Value of unexercised in- the-money options(2)
Christy Wyatt President and Chief Executive Officer	250,000	$7.05	February 7, 2026	$1,853,623
Steven Gatoff Chief Financial Officer	Nil	Nil	Nil	Nil
Leigh Ramsden Former Interim Chief Financial Officer	Nil	Nil	Nil	Nil
Sean Maxwell Former Chief Commercial Officer	200,000	$4.87	February 8, 2023	$1,920,184
	47,348	$6.02	August 25, 2024	$399,958
Nicko van Someren Chief Technology Officer	135,000	$7.39	May 9, 2026	$955,211
Mark Grace EVP, Channel & Revenue Operations	2,355	$5.97	August 23, 2023	$20,007
	15,750	$6.02	August 25, 2024	$133,043

Notes:

1)	All Options have exercise prices denominated in Canadian dollars.
2)	Translated from Canadian dollars to US dollars using the June 30, 2021 Bank of Canada posted exchange rate of 0.8068.

Outstanding Share-Based Awards – NEOs

The following table sets out all share-based awards (PSUs and RSUs) outstanding as at June 30, 2021 for each NEO:

Name and Position	Share-based Awards
	Number of securities underlying unvested share- based awards (#)	Value of unvested share-based awards	Value of vested share-based awards not paid out or distributed
Christy Wyatt President and Chief Executive Officer	333,993	$4,831,521	$4,341
Steven Gatoff Chief Financial Officer	154,107	$2,229,295	Nil
Leigh Ramsden Former Interim Chief Financial Officer	Nil	Nil	Nil
Sean Maxwell Former Chief Commercial Officer	125,656	$1,817,727	$855,685
Nicko van Someren Chief Technology Officer	113,387	$1,640,242	$230,187
Mark Grace EVP, Channel & Revenue Operations	83,950	$1,214,418	$231,026

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended June 30, 2021 for each NEO:

Name and Position	Option-based awards – Value vested during the year(1)(2)	Share-based awards –Value vested during the year(3)	Non-equity incentive plan compensation – Value earned during the year(4)
Christy Wyatt President and Chief Executive Officer	$446,766	$534,409	$418,070
Steven Gatoff Chief Financial Officer	Nil	Nil	$155,283
Leigh Ramsden Former Interim Chief Financial Officer	$13,388	$95,090	Nil
Sean Maxwell Former Chief Commercial Officer	$73,631	$588,072	$316,075
Nicko van Someren Chief Technology Officer	$216,747	$197,188	$164,242
Mark Grace EVP, Channel & Revenue Operations	$28,326	$302,733	$197,243

Notes:

1)	Amount is calculated as the number of Common Shares vested multiplied by the difference between the Common Share price and the exercise price on the date of vesting.

2)	Translated from Canadian dollars to US dollars using the June 30, 2021 Bank of Canada posted exchange rate of 0.8068.

3)	Amount is calculated as the number of Common Shares vested multiplied by the Common Share price on the date of vesting.

4)	Resulting from short-term incentive programs, paid in cash. See “Summary Compensation Table” above.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments or benefits at, following, or in connection with retirement (defined benefit plans or defined contribution plans).

Employment Agreements, Termination and Change of Control Benefits

The Company has written employment agreements with each NEO and each executive is entitled to receive compensation established by the Company, as well as other benefits in accordance with plans available to the most senior employees.

The currently-employed NEOs’ respective written employment agreements entitle them to certain payments at, following, or in connection with termination of their employment (voluntary or involuntary) and/or a change in control of the Company, as follows:

•	Christy Wyatt, President and CEO:

•

In the event Ms. Wyatt’s employment is terminated without cause or she resigns for good reason, she is entitled to a payment equal to 12 months of base salary, 12 months of variable pay based on the Company’s achievement of the relevant performance targets for the preceding fiscal year, and 12 months of COBRA healthcare costs.

•

In the event Ms. Wyatt’s employment is terminated without cause or she resigns for good reason, all unvested Options and RSUs that would have vested in the calendar year in which the termination/resignation occurs will vest on a pro rata basis to the termination date, and any unvested PSUs will vest on a prorated basis of time worked after the relevant PSU performance conditions are met.

•

In the event Ms. Wyatt’s employment is terminated without cause or she resigns for good reason within 90 days prior to or one year following a change of control, she is entitled to a payment equal to 18 months of base salary, 12 months of variable pay calculated at target, and 18 months of COBRA healthcare costs.

•

In the event Ms. Wyatt’s employment is terminated without cause or she resigns for good reason within 90 days prior to or one year following a change of control, all unvested Options, RSUs, and PSUs held by her vest immediately.

•	Steven Gatoff, CFO:

•	In the event Mr. Gatoff’s employment is terminated without cause, he is entitled to a payment equal to 12 months of base salary and 12 months of COBRA healthcare costs.

•

In the event Mr. Gatoff’s employment is terminated without cause or he resigns for good reason within 12 months following a change of control, he is entitled to a payment equal to 12 months of base salary.

•

In the event Mr. Gatoff’s employment is terminated without cause or he resigns for good reason following a change of control, all of his unvested Options, RSUs, and PSUs will be administered in accordance with the terms of the respective plan and grant agreement governing each award; provided, however, that (i) Mr. Gatoff’s unvested RSUs and stock options that would have vested in the calendar year in which the termination date occurs will vest on a pro rata basis up to the termination date, and (ii) any unvested PSUs will vest on a prorated basis up to the termination date and be released on such pro rata basis after the relevant performance conditions of the grant are met.

•	Nicko van Someren, Chief Technology Officer:

•

In the event Mr. van Someren’s employment is terminated without cause, he is entitled to a payment equal to 6 months plus one month for each completed year of service (excluding the first year of service) of base salary up to a maximum of 12 months total.

•

In the event Mr. van Someren’s employment is terminated without cause or he resigns for good reason within 12 months following a change of control, he is entitled to a payment equal to 12 months of base salary.

•

In the event Mr. van Someren’s employment is terminated without cause or he resigns for good reason following a change of control, all of his unvested Options, RSUs, and PSUs will be administered in accordance with the terms of the respective plan and grant agreement governing each award.

•	Mark Grace, EVP, Channel & Revenue Operations:

•

In the event Mr. Grace’s employment is terminated without cause, he is entitled to a payment equal to 6 months plus one month for each completed year of service (excluding the first year of service) of base salary up to a maximum of 12 months total.

•

In the event Mr. Grace’s employment is terminated without cause or he resigns for good reason within 12 months following a change of control, he is entitled to a payment equal to 12 months of base salary.

•

In the event Mr. Grace’s employment is terminated without cause or he resigns for good reason following a change of control, all of his unvested Options, RSUs, and PSUs will be administered in accordance with the terms of the respective plan and grant agreement governing each award.

If the employment of the NEO is terminated with cause: (i) unvested Options, RSUs, and PSUs are immediately cancelled; (ii) vested Options are cancelled at 5pm (PT) on the termination date; (iii) vested RSUs and PSUs granted prior to December 13, 2018 are redeemed on the termination date; and (iv) vested RSUs and PSUs granted after December 13, 2018 are cancelled immediately.

Under these NEO employment agreements, a change of control is generally defined to have occurred upon: (a) the acquisition or ownership by a person of a stated percentage of Common Shares (ranging between 30% and 51%); (b) the election over any period of two consecutive years of a stated percentage (ranging between 51% and 75%) of Directors who were not incumbent Directors; (c) the sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company; (d) an amalgamation, merger, arrangement or other business combination that results in persons other than the shareholders of the Company owning Common Shares of the continuing entity that entitle the holders thereof to cast a majority of the votes on the election of Directors; or (e) the Board otherwise determining that a change of control has occurred.

The estimated incremental payments from the Company to each of the currently-employed NEOs following (a) termination without cause, or (b) termination without cause or resignation with cause within 12 months following a change of control, assuming the triggering event occurred on June 30, 2021, are as follows:

Name and Position		Termination Without Cause	Change of Control
Christy Wyatt President and Chief Executive Officer	Salary	$420,000	$630,000
	Variable Pay	$420,000(1)	$420,000
	Options(2)	$554,438	$926,812
	RSUs & PSUs(2)	$2,764,324	$4,831,521
Steven Gatoff Chief Financial Officer	Salary	$375,000	$375,000
	Variable Pay	Nil	Nil
	Options(2)	Nil	Nil
	RSUs & PSUs(2)	Nil	$234,127
Nicko van Someren Chief Technology Officer	Salary	$330,000	$330,000
	Variable Pay	Nil	Nil
	Options(2)	Nil	Nil
	RSUs & PSUs	Nil	Nil
Mark Grace EVP, Channel & Revenue Operations	Salary	$300,000	$300,000
	Variable Pay	Nil	Nil
	Options(2)	Nil	Nil
	RSUs & PSUs	Nil	Nil

Notes:

1)

The terms of Ms. Wyatt’s employment agreement stipulate that in the event of termination without cause, she is entitled to receive an annual bonus payment calculated at the percentage set for corporate achievement in the prior year. The Company’s short-term incentive plan allows for attainment from 0% to 150%. The amount presented here represents 100% attainment.

2)	These amounts exclude the value of awards already vested, but unexercised or unredeemed as of June 30, 2021. See “Outstanding Share-Based Awards – NEOs” for those amounts.

Director Compensation

The Company compensates its independent Directors for serving on the Board. In making recommendations to the Board relating to Director compensation, the Compensation Committee considered directors’ compensation offered by similar companies, the Directors’ respective time commitments, and the risks and responsibilities that the Directors assume.

In Fiscal 2021, the Compensation Committee engaged WTW, its independent compensation consultant, to review the competitiveness of the independent Directors’ compensation, including each of the elements: cash retainer, annual and recurring equity grants, Board Chair cash retainer, and committee Chair cash retainers. For this benchmarking exercise, the independent compensation consultant utilized the same peer group of companies as employed for the Fiscal 2021 executive compensation review (see – “Statement of Executive Compensation: Independent Compensation Consultants”). The compensation consultant’s report concluded that total direct compensation for the Company’s independent Directors was generally comparable to the peer group.

The compensation provided to the Directors in Fiscal 2021, Fiscal 2020, and Fiscal 2019 is set out below:

Name(1)	Fiscal Year	Fees Earned	Share-based Awards(2)	Total Compensation
Daniel Ryan	2021 2020 2019	$90,000(3) $90,000(3) $90,000(3)	$110,000(4) $100,000 $95,340	$200,000 $190,000 $185,340
Lynn Atchison(5)	2021 2020	$75,000(6) $55,404(7)	$110,000(4) $154,740	$185,000 $210,144
Andre Mintz(8)	2021	Nil	Nil	Nil
Gregory Monahan	2021 2020 2019	$67,500(6) $67,500(7) $63,750(10)	$110,000(4) $100,000 $95,340	$177,500 $167,500 $159,090
Salvatore Visca	2021 2020 2019	$60,000 $60,000 $60,000	$110,000(4) $100,000 $95,340	$170,000 $160,000 $155,340
Gerhard Watzinger	2021 2020 2019	$70,000(6) $70,000(7) $66,875(10)	$110,000(4) $100,000 $95,340	$180,000 $170,000 $162,215

Notes:

1)	See “Summary Compensation Table” above for details regarding Ms. Wyatt’s compensation. Ms. Wyatt receives no additional compensation for serving as a Director.

2)	In Fiscal 2021, the only equity grants made to the independent Directors were DSUs. The grant-date fair value of the DSU awards is the fair value of the Common Shares on the date of grant.

3)	Includes compensation of $30,000 for acting as Chair of the Board.

4)	The annual DSU grants with respect to Fiscal 2021 were actually granted early in the 2022 fiscal year due to compliance with certain blackout periods.

5)	Ms. Atchison joined the Board effective August 7, 2019.

6)

Includes compensation for acting as Chair of a Board committee. This compensation amounted to $7,500 for Mr. Monahan (Chair of the Governance and Nominating Committee), $10,000 for Mr. Watzinger (Chair of the Compensation Committee), and $15,000 for Ms. Atchison (Chair of the Audit Committee).

7)

Includes compensation for acting as Chair of a Board committee. This compensation amounted to $7,500 for Mr. Monahan (Chair of the Governance and Nominating Committee), $10,000 for Mr. Watzinger (Chair of the Compensation Committee), $7,500 for Ms. Atchison (Chair of the Audit Committee for partial year).

8)	Mr. Mintz joined the Board effective August 5, 2021.

9)

Includes compensation for acting as Chair or Co-Chair of a Board committee. This compensation amounted to $3,750 for Mr. Monahan (Chair of the Governance and Nominating Committee for partial year) and $6,875 for Mr. Watzinger (Co-Chair of the Strategic Planning Committee for partial year and Chair of the Compensation Committee for partial year).

Outstanding Option-Based Awards – Directors

No Options were granted to the independent Directors in Fiscal 2021. There are no Options held by the independent Directors as at June 30, 2021.

Outstanding Share-Based Awards – Directors

Other than DSUs, there were no share-based awards outstanding for the independent Directors as at June 30, 2021. DSUs are redeemed by the Company in cash and no Common Shares are issuable pursuant to the DSU Plan (see – “Securities Authorized under Equity Compensation Plans: Deferred Share Unit Plan”). The following table sets out all DSUs outstanding as at June 30, 2021 for each independent Director:

	Share-based Awards
Name	Number of securities underlying unvested share- based awards (#)	Value of unvested share-based awards	Value of vested share-based awards not paid out or distributed
Daniel Ryan	—	—	$1,084,567
Lynn Atchison	—	—	$303,926
Andre Mintz(1)	—	—	Nil
Gregory Monahan	—	—	$1,084,567
Salvatore Visca	—	—	$1,129,482
Gerhard Watzinger	—	—	$1,084,567

Notes:

1)	Mr. Mintz joined the Board effective August 5, 2021.
2)	Translated from Canadian dollars to US dollars using the June 30, 2021 Bank of Canada posted exchange rate of 0.8068.

Incentive Plan Awards – Value Vested or Earned During the Year – Directors

The following table sets out the value vested or earned under incentive plans during the year ended June 30, 2021 for each independent Director:

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year(1)	Non-equity incentive plan compensation – Value earned during the year
Daniel Ryan	Nil	$79,778	Nil
Lynn Atchison	Nil	$79,778	Nil
Andre Mintz(2)	Nil	Nil	Nil
Gregory Monahan	Nil	$79,778	Nil
Salvatore Visca	Nil	$79,778	Nil
Gerhard Watzinger	Nil	$79,778	Nil

Notes:

1)	This amount is calculated as the number of DSUs vested multiplied by the Common Share price on the applicable date of the DSU’s vesting.
2)	Mr. Mintz joined the Board effective August 5, 2021.

Executive Officer and Director Share Ownership Policy

The Company has an Executive and Outside Director Stock Ownership Policy. This policy was first approved by the Board effective January 1, 2016, and was updated on January 29, 2020 following a review of the policy by WTW for currency of the policy relative to prevailing trends. The purpose of this policy is to align the interests of the Company and its executive officers and Directors with the long-term interests of shareholders and to mitigate excessive short-term risk taking by requiring the NEOs, certain other executive officers, and the independent Directors to attain and maintain a stated level of stock ownership in the Company.

The target ownership levels are specified below:

•	CEO: 3 times annual base salary

•

CFO, Chief Product Officer, Chief Commercial Officer, and any other senior-level executives as recommended by the CEO and approved by the Compensation Committee (including each NEO other than the CEO): 1 times base salary

•	Other Executives, as determined by the CEO and confirmed by the Compensation Committee: 0.5 times base salary

•	Independent Directors: 3 times annual cash-based base retainer fee

Each executive officer must fulfill their stock ownership requirement within 5 years of becoming subject to the policy. Each independent Director must fulfill their stock ownership requirement within 3 years of becoming subject to the policy. The policy allows for achievement to be reached via the holding of RSUs, PSUs, and DSUs (as applicable), in addition to Common Shares held outright.

As of the date of this Information Circular, all officers and Directors subject to this policy are in compliance with the policy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or at any time during Fiscal 2021 was, an executive officer, Director, proposed nominee for election as a Director, employee or former executive officer, Director, or employee of the Company or any of its subsidiaries, and no associate of the foregoing persons: (a) is, or was at any time since the beginning of Fiscal 2021, indebted to the Company or any of its subsidiaries; or (b) has or had indebtedness to another entity which, or at any time since the beginning of Fiscal 2021 has been, the subject of a guarantee, support agreement, letter of credit, or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the Directors or executive officers of Absolute, nor any person who has held such a position since the beginning of Fiscal 2021, nor any proposed nominee for election as a Director of Absolute, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than as set out herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of Absolute, no informed person (a Director, executive officer, or holder of 10% or more of the Common Shares) or nominee for election as a Director of Absolute, or any associate or affiliate of any informed person or proposed Director had any material interest, direct or indirect, in any transaction since the beginning of Fiscal 2021 or in any proposed transaction which has materially affected or would materially affect Absolute or any of its subsidiaries, other than as may be set out in this Information Circular.

MANAGEMENT CONTRACTS

The management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the Directors or executive officers of the Company or its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to Absolute, including the Annual Information Form, audited financial statements, and related Management’s Discussion and Analysis for the period ended June 30, 2021, is available at www.absolute.com, under Absolute’s SEDAR profile at www.sedar.com, and on EDGAR at www.sec.gov. References to our website in this Information Circular do not incorporate by reference the information on such website into this Information Circular, and we disclaim any such incorporation by reference.

Copies of the financial statements and Management’s Discussion and Analysis may be obtained upon request from Absolute’s Corporate Secretary via email to legalnotices@absolute.com. The Company may require the payment of a reasonable charge when a request for documents is made by a person other than a holder of securities of the Company.

The Company is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and is therefore not subject to the same requirements that are imposed upon U.S. domestic issuers by the U.S. Securities and Exchange Commission. Under the U.S. Securities Exchange Act of 1934, as amended, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the U.S. Securities and Exchange Commission the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1.	Board of Directors

(a)	Independent Directors

The Board currently consists of seven Directors, six of whom are independent within the meaning of “independence” set out in Section 1.4 of NI 52-110. The six independent Directors are: Daniel Ryan, Lynn Atchison, Andre Mintz, Gregory Monahan, Salvatore Visca, and Gerhard Watzinger. Assuming all seven management nominees are elected at the Meeting, six of the Company’s seven Directors following the Meeting will be considered independent.

(b)	Non-Independent Directors

Christy Wyatt is the Company’s President and Chief Executive Officer and is therefore not considered to be independent under Section 1.4 of NI 52-110.

(c)	Majority Independent

As described in (a) and (b) above: (i) a majority of the current Directors (six of seven) are considered to be independent for the purposes of Section 1.4 of NI 52-110; and (ii) assuming that all seven management nominees are elected at the Meeting, a majority of the Directors following the Meeting (six of seven) will be considered to be independent for the purposes of Section 1.4 of NI 52-110.

(d)	Involvement with Other Reporting Issuers

The current Directors are also directors of the following other reporting issuers:

Name of Director	Other Reporting Issuer Directorships
Daniel Ryan	Nil
Lynn Atchison	Bumble Inc. (US) Q2 Holdings, Inc. (US)
Andre Mintz	Nil
Gregory Monahan	Primo Water Corporation (US)
Salvatore Visca	Nil
Gerhard Watzinger	CrowdStrike Holdings, Inc. (US) Mastech Digital, Inc. (US)
Christy Wyatt(1)	Quotient Technology Inc. (US) Silicon Laboratories, Inc. (US)

Note:

1)

Silicon Laboratories, Inc. has informed Absolute that Ms. Wyatt had a 96% attendance record for their relevant Board and committee meetings during the period July 1, 2020 to June 30, 2021. Quotient Technology Inc. has informed Absolute that Ms. Wyatt had a 100% attendance record for their relevant Board and committee meetings during the period July 1, 2020 to June 30, 2021.

(e)	Interlocking Directorships

None of the nominee Directors serves on the board of directors of a company other than Absolute on which another of the nominee Directors or an executive officer of Absolute also serves.

(f)	Meetings of Independent Directors

At each regularly-scheduled quarterly Board meeting and occasionally in connection with ad hoc Board meetings, the independent Directors will hold meetings, or portions of such meetings, at which neither non-independent Directors nor any other members of management are in attendance. The independent Directors held eleven such meetings during the period July 1, 2020 to June 30, 2021. In addition, communication amongst the independent Directors occurs on an ongoing basis as needed.

(g)	Independence of Chair

Daniel Ryan, Chair of the Board, is an independent Director.

(h)	Attendance Record of Directors at Meetings

The following table sets out the attendance at meetings of the Board and committees of the Board held during the period July 1, 2020 to June 30, 2021(1):

Director	Committee Meeting Attendance			Board Meeting Attendance
	Audit	Compensation	Governance and Nominating
Daniel Ryan	4/4	5/5	N/A	29/29
Lynn Atchison	4/4	N/A	N/A	29/29
Andre Mintz(2)	N/A	N/A	N/A	N/A
Gregory Monahan	4/4	N/A	4/4	29/29
Salvatore Visca	N/A	5/5	4/4	29/29
Gerhard Watzinger	N/A	4/5	3/4	26/29
Christy Wyatt	N/A	N/A	N/A	29/29

Notes:

1)	Directors who were unable to attend specific Board or committee meetings typically review all materials and provide input directly to the Chair of the Board/committee.
2)	Mr. Mintz became a Director effective August 5, 2021.

2.	Board Mandate

The Board adopted a written mandate effective January 29, 2020 (the “Board Mandate”). The full text of the Board Mandate is included as Schedule “B” to this Information Circular and can also be accessed on Absolute’s website.

3.	Position Descriptions

(a)	Existence of Written Position Descriptions for Board and Committee Chairs

The Board has not developed stand-alone written position descriptions for the Chair of the Board or the Chair of any Board committee. However, the Board Mandate sets out certain responsibilities of the Chair of the Board. In addition, each Board committee has a written charter which governs its responsibilities and activities, including setting out the responsibilities of the Chair of the respective Committee. The Board Mandate and each Board committee’s charter can be accessed on Absolute’s website.

(b)	Existence of Written Position Description for Chief Executive Officer

The Board has not developed a written position description for the CEO, outside of the job description contained in Ms. Wyatt’s written employment contract. The CEO’s role and responsibilities are assessed annually by the Board.

4.	Orientation and Continuing Education

New Board members are provided with a comprehensive orientation program which includes:

•	the provision of information respecting the functioning of the Board and its committees;

•	explanation of the responsibilities and duties of a Director under applicable corporate and securities law and stock exchange requirements, including advice from external legal counsel;

•	copies of the Company’s governing documents, relevant policies, public filings, and material contracts;

•	presentations from senior management regarding the Company’s principal business units;

•	complete access to management and the Company’s relevant professional advisors;

•	access to educational and training resources, including those offered by NACD; and

•	mentorship for newer Directors from more experienced and tenured Directors.

The Board recognizes the importance of ongoing Director development and education, including the need for each Director to take personal responsibility in this area. The Governance and Nominating Committee is responsible for overseeing Director continuing education, designed to maintain or enhance the skills and abilities of the Directors and to ensure that their knowledge and understanding of our business remains current. The Board receives periodic management and external advisor presentations on topics of interest and developing areas of corporate governance. In addition, Board members are welcome to communicate with management and the Company’s professional advisors and to take opportunities to observe the Company’s operations first-hand.

Each Director also receives an annual stipend from the Company to spend on appropriate Director education and training activities of their choosing. In addition, in Fiscal 2021 the Company provided each Director with membership to the National Association of Corporate Directors (NACD), a leading non-profit educational organization for corporate board members, to help them to keep current with industry trends and developments, changes in legislation and attend seminars.

5.	Ethical Business Conduct

The Board has adopted a written Code of Business Conduct (the “Code”) for the Company that applies to all Directors, officers, and employees. The Code requires all Directors to fully disclose any conflicts or potential conflicts of interest immediately upon the identification thereof. The Code can be accessed on Absolute’s website.

The Board monitors compliance with this Code primarily through the Company’s whistleblower policy and through regular updates from management of the Company. At each regularly-scheduled quarterly Governance and Nominating Committee meeting, management reports on any material violations of the Code that may have occurred in the preceding fiscal quarter.

6.	Nomination of Directors

The recruitment and nomination of Directors is overseen by the Governance and Nominating Committee. Recruitment of new Directors generally results from recommendations made by the Directors, senior management, or shareholders. From time to time, the Governance and Nominating Committee may engage external recruiters to assist with recruitment of new Director candidates. Candidates are assessed by the Governance and Nominating Committee on the basis of their skills, expertise, experience, independence, background, contribution to diversity, and other factors. The Governance and Nominating will also periodically assess the existing skills on the Board (see below under “Board Skills and Experience”) and whether to seek new Director(s) with particular skill sets that could be complementary to the Board.

7.	Compensation

The amount and form of Director compensation is reviewed annually by the Compensation Committee, partly in comparison to compensation information disclosed by other comparable companies and periodically with the input from an external independent compensation consultant. Resulting recommendations are made to the full Board for its final approval. See “Statement of Executive Compensation: Director Compensation” in this Information Circular.

The Compensation Committee determines the compensation of the NEOs and oversees the compensation of the Company’s other executive officers. The Compensation Committee seeks to ensure that the Company has policies and plans for executive compensation that are motivational and competitive, in order to attract, retain, and motivate the performance of executive management and other key personnel. The Compensation Committee typically meets at least quarterly and at other intervals as necessary to fulfil its responsibilities. See “Statement of Executive Compensation” in this Information Circular.

8.	Other Board Committees

The Board currently has no standing committees other than the Audit Committee, the Compensation Committee, and the Governance and Nominating Committee.

9.	Director Assessments

The Board, its committees, and individual Directors are regularly assessed with respect to their effectiveness and contribution. On an annual basis, each Director is required to complete a detailed questionnaire and self-evaluation in order to assess the effectiveness of the Board, each committee, and the individual Directors. The purpose of this annual review process is to assist the Board in assessing:

•	Board structure, composition, diversity, experience, mandate and responsibilities, and effectiveness;

•	committee meetings, composition, mandate, and effectiveness; and

•	Director attendance, preparedness, contribution and participation, knowledge of the business, and required skills and expertise.

These surveys are collected by the Company’s external legal counsel and the results are summarized and reported to the Chair of the Governance and Nominating Committee. The Governance and Nominating Committee also values the feedback of senior management and from time to time undertakes a 360-degree Board assessment, which involves an anonymous survey completed by select officers of the Company. These surveys are also collected by the Company’s external legal counsel and the results are summarized and reported to the Chair of the Governance and Nominating Committee. The Chair of the Governance and Nominating Committee presents appropriate reports of the assessment process to the full Governance and Nominating Committee and to the Board, which may include recommendations for changes or improvements at the individual Director, committee, and/or full Board levels.

In addition, the Board satisfies itself that the Board, its committees, and the individual Directors are performing effectively by conducting informal assessments from time to time (including by the Chair of the Board and/or the Chair of the Governance and Nominating Committee).

10.	Board Skills and Experience

The Governance and Nominating Committee has developed a “competency” matrix in which Directors indicate their level of skill and experience in each competency identified as important for a company like Absolute. The table below illustrates how many Directors have indicated they have the relevant competency at an average or better level:

Competency	Number of Directors Qualified
C-Suite leadership	6
Strategic Planning	7
CEO Experience	3
Corporate Governance	5
Risk Management	7
Executive Compensation	6
Technology and R&D	6
Information Security	7
Software-as-a-Service	7
Finance and Accounting	6
Human Resources	6
Law	4
Government and Regulatory	5
Capital Markets	6
M&A (mergers and acquisitions)	7
Public Company Directorship	6
ESG (environmental, social, and governance)	6
EDI (equity, diversity, and inclusion)	6

Each Director has indicated they have (i) average or better competency in at least 12 of these areas, and (ii) above average competency in at least 5 of these areas.

11.	Director Term Limits and other Mechanisms of Board Renewal

The Company has not adopted term limits or other mechanisms to force Board renewal. Given the normal process of annual elections of individual Directors by the shareholders of the Company and the fact that individual Directors also undertake comprehensive annual Director assessments, the Board has determined that term limits or a mandatory retirement policy are not necessary. Directors who have served on the Board for an extended period of time are in a unique position to provide valuable insight into the operations and future of the Company based on their experience with a perspective on the Company’s history, performance, and objectives. The Board believes it is important to have a balance between Directors who have tenure and an understanding of our company business and more recently appointed Directors who bring new perspectives and ideas to the Board and the Company. The Board believes that the current constitution of the Board adequately reflects this balance.

12.	Equity, Diversity, and Inclusion

Absolute greatly values equity, diversity, and inclusion (“EDI”) across our organization and in our leadership. Having a diverse Board and senior management offers a depth of perspective that enhances Board and management operations and performance. Having a diverse and inclusive organization overall is beneficial to our success, and we are committed to EDI at all levels to ensure that we attract, retain, support, and promote the brightest and most talented individuals. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think, and improves oversight, decision-making, and governance. The Company is also committed to removing systemic barriers within the organization and fostering an inclusive culture based on merit and free of conscious or unconscious bias.

As at the date of this Information Circular:

•	29% of our Directors and 20% of the members of our leadership team identify as women, including our President and CEO; and

•	14% of our Directors and 20% of the members of our leadership team are visible minorities and/or self-identify as LGBTQ+.

The Board and management value diversity of experience, perspective, education, background, race, national/indigenous origin, gender, sexual orientation, physical abilities, and other personal characteristics as part of overall evaluations of Director nominees for election or re-election to the Board and as part of evaluation of candidates for management positions. The Company does not currently have a formal written policy or set target regarding the number of women or other historically marginalized groups on the Board or in executive officer positions. This is achieved through ensuring that diversity considerations are taken into account in Board and senior management succession planning, continuously monitoring the level of representation on our Board and in senior management positions of women and other historically marginalized groups, continuing to broaden recruiting efforts to attract and interview diverse pools of candidates, committing to mentorship, training, and networking opportunities to ensure that our most talented employees are developed and promoted from within our organization, and continuously focusing on building a culture of EDI across our global organization.

While we have made significant progress in this area, the Company is actively continuing to develop its talent management strategy and policies for employees, senior leadership, and Directors to ensure that EDI is appropriately reflected in every area of the organization, including succession planning, leadership, compensation, development, and talent identification. The Company also intends to appropriately gather data from its organization and provide public disclosure about its diversity statistics in the near future.

The Company has an EDI Steering Committee composed of a diverse cross-section of our global employee base with the purpose of guiding the advancement of EDI initiatives at Absolute. The EDI Steering Committee, chaired by our EVP, Human Resources, provides advisory support to our President & CEO and leadership team in their goal to promote an inclusive culture for all employees, including those from historically marginalized communities.

Please refer to Absolute’s Corporate Social Responsibility Report (published in August 2021 and available on the Company’s website) which further describes our EDI initiatives.

SCHEDULE “B”

BOARD OF DIRECTORS MANDATE

1.	Purpose

The members of the Board of Directors (the “Board”) of Absolute Software Corporation (the “Company”) have the duty to supervise the management of the business and affairs of the Company. The Board, collectively and through its committees and the Chair of the Board (the “Chair”), will provide direction to senior management, generally through the Company’s Chief Executive Officer (the “CEO”) to pursue the best interests of the Company.

2.	Duties and Responsibilities

The Board will have the specific duties and responsibilities outlined below, in addition to those other duties and responsibilities required by the Articles of the Company (the “Articles”) and applicable corporate and securities laws and regulations. The Board will make major policy decisions, delegate to management the authority and responsibility for the day-to-day affairs of the Company, and review management’s performance and effectiveness on an ongoing basis.

Strategic Planning

(a)	Strategic Plans

The Board will oversee the Company’s strategic plans. In this context, the Board will assess the competitive environment, the opportunities for the Company’s business, applicable risks, and significant Company business practices and products.

(b)	Business and Financial Plans

The Board will oversee the Company’s annual business and financial plans and policies and processes generated by management relating to the authorization of major investments and significant allocations of capital.

(c)	Monitoring

The Board will regularly review management’s implementation of the Company’s strategic, business, and financial plans. The Board will review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(d)	General

The Board will oversee the risk identification, assessment, management, monitoring, and reporting activities of management to ensure the effective implementation of the Company’s risk management framework.

(e)	Monitoring of Controls

The Board will monitor the integrity of the Company’s internal controls and management information systems.

(f)	Compliance

The Board will supervise the Company’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board.

Senior Management

(g)	Organization and Succession Review

The Board will regularly review the Company’s organizational structure and succession planning.

(h)	Integrity of Senior Management

The Board will seek to satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

(i)	General

The Board, primarily through the Board’s Governance and Nominating Committee, will develop the Company’s approach to corporate governance.

(j)	Ethics Reporting

The Board has adopted a written Code of Business Conduct (the “Code”) applicable to directors, officers, and employees of the Company. The Board will monitor the Company’s compliance with, or material deficiencies from, the Code and approve changes to the Code it considers appropriate from time to time.

Each Director will notify the Board of any personal conflict, or potential conflict, of interest in accordance with the Code.

(k)	Board Mandate Review

The Board will periodically review and assess the adequacy of this Mandate to ensure compliance with applicable legal, regulatory, and industry standards and approve any modifications to this Mandate as considered advisable.

Communications

(l)	Disclosure Policy

The Board will adopt, and monitor the Company’s compliance with, the Company’s Disclosure Policy.

(m)	Shareholders

The Company endeavours to keep its shareholders and other stakeholders informed of its progress through its public disclosure filings (including annual information form, quarterly financial reports, and periodic press releases) and certain shareholder/investor events. Shareholders may also seek and obtain appropriate information via the Company’s Investor Relations function.

3.	Board Composition

General

The composition and organization of the Board, including: the number, qualifications, and remuneration of directors; the number of Board meetings; quorum requirements; meeting procedures, and notices of meetings are established by the Articles, the BCBCA, and applicable securities laws, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Governance and Nominating Committee.

Independence

A majority of the members of the Board must be independent. “Independent” has the meaning, as the context requires, given to it in National Policy 58-201 – Corporate Governance Guidelines (as may be amended from time to time).

The Board will also strive for the respective Chairs of each of the Audit Committee, Compensation Committee, and Governance and Nominating Committee to be independent (in accordance with the definition above).

The Governance and Nominating Committee will periodically review director independence and the Board’s ability to act independently from management in fulfilling its duties.

Chair Independence / Lead Director

The Board will either have an independent Chair, or, if the selected Chair does not meet applicable independence requirements, the independent directors will select from among them a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, will act as the effective leader of the Board and ensure that the Board is enabled to successfully carry out its duties.

4.	Service on Other Boards

Service on Other Boards

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere with and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

Notwithstanding the foregoing:

(i)	no director may serve on the board of directors of more than four other (five including the Company) public companies;

(ii)

no director, if also serving as an executive officer of the Company or another public company, may serve on the board of directors of more than two other (three including the Company) public companies; and

(iii)	no director serving as a member of the Audit Committee may serve as a member of the audit committee for more than two other (three including the Company) public companies,

unless the Governance and Nominating Committee determines that such simultaneous service would not impair the ability of such director to effectively serve on the Board or the Audit Committee, as applicable, or put the Company offside of applicable legal, regulatory, and industry standards.

Interlocking Directorships

No director may serve on the board of directors of another public company for which a fellow member of the Board also serves as a director or executive officer, unless the Governance and Nominating Committee determines that such simultaneous service would not impair the ability of such director to effectively serve on the Board or put the Company offside of applicable legal, regulatory, and industry standards.

5.	Committees of the Board

The Board has established the following committees: the Audit Committee; the Compensation Committee; and the Governance and Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

Committee Charters

The Board has approved charters for each Board committee and will approve charters for each new Board committee. Periodically, each committee charter will be reviewed by the Governance and Nominating Committee and/or the respective committee and any suggested amendments will be brought to the Board for consideration and approval.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s respective charter.

Consideration of Committee Recommendations

As required by applicable law, by the applicable committee charter, or as the Board may consider advisable, the Board will consider for approval the specific matters delegated for review to the Board committees.

6.	Board Meetings

The Board will meet at least quarterly, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects which are not on the agenda for that meeting.

Meetings of the Board will be conducted in accordance with the Articles and applicable corporate and securities laws.

Minutes

The Company’s Corporate Secretary (if any), their designate, or any other person the Chair requests will act as secretary for each Board meeting. Minutes of Board meetings will be recorded and maintained by the meeting’s secretary and subsequently presented to the Board for approval.

Meetings without Management

The independent members of the Board will hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present.

Directors’ Responsibilities

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

The Board will have unrestricted access to management and employees of the Company. The Board will have the authority to retain and terminate external legal counsel, consultants, or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of senior management. The Company will provide appropriate funding, as determined by the Board, for the services of these advisors.

7.	Position Descriptions

Position Descriptions for Directors

The Board may adopt written position descriptions for the Chair, the Lead Director (if any), and/or the chairs the Board’s committee. If any such position descriptions are adopted, periodically the Governance and Nominating Committee will review each such adopted position description and any suggested amendments will be brought to the Board for consideration and approval.

Position Description for the CEO

The Board may adopt a written position description for the CEO. The Board will approve any corporate goals and objectives that the CEO has responsibility for meeting from time to time.

8.	Director Development

Each new director will participate in the Company’s initial orientation program and each director will participate in the Company’s continuing director development and education programs in effect from time to time.

9.	Director Evaluation

At least annually, the Governance and Nominating Committee will lead an appropriate evaluation program for the Board, its committees, and individual directors.

10.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations, and stock exchange requirements and the Articles, it is not intended to establish any legally binding obligations.

Adopted by the Board: January 29, 2020

SCHEDULE “C”

NEW OMNIBUS EQUITY INCENTIVE PLAN

See enclosed

ABSOLUTE SOFTWARE CORPORATION

OMNIBUS EQUITY INCENTIVE PLAN

December 14, 2021

PART I – GENERAL PROVISIONS

1.	PREAMBLE AND DEFINITIONS

1.1	Purpose of the Plan.

The purposes of the Plan are:

(a)	to promote a further alignment of interests between eligible Company personnel and the Company’s shareholders;

(b)	to associate a portion of the compensation payable to eligible Company personnel with any returns achieved by the Company’s shareholders; and

(c)	to attract and retain individuals with the knowledge, experience and expertise required by the Company.

This Plan will be effective for Grants made effective on or after the Effective Date. Beginning on the Effective Date, no new awards will be granted under the Company’s 2000 Share Option Plan (the “Option Plan”) and the Company’s Performance and Restricted Share Unit Plan (the “PRSU Plan”). Awards granted under the Option Plan and the PRSU Plan prior to the Effective Date will remain outstanding under such plans in accordance with their terms and this Plan will not affect the terms or conditions of any such award.

1.2	Definitions.

1.2.1	“Affiliate” means a related person or entity of the Company within the meaning of National Instrument 45-106 – Prospectus Exemptions or Rule 405 promulgated under the Securities Act.

1.2.2

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and the applicable rules of any Stock Exchange upon which the Shares are listed.

1.2.3

“Beneficiary” means, subject to Applicable Law, an individual who has been designated by a Participant, in such form and manner as the Board may determine, to receive benefits payable under the Plan upon the death of the Participant, or, where no such designation is validly in effect at the time of death, the Participant’s legal representative.

1.2.4

“Blackout Period” means a period of time when, pursuant to any policies of the Company (such as the Insider Trading & Blackout Policy), certain transactions related to certain securities of the Company may not be conducted by certain persons.

1.2.5	“Board” means the Board of Directors of the Company.

1.2.6	“Business Day” means a day other than a Saturday, Sunday or other than a day when banks in Vancouver, British Columbia are not generally open for business.

1.2.7

“Cause” in the case of a particular Grant, unless the applicable Grant agreement states otherwise, (i) will have the meaning given such term (or term of similar import) in any employment, consulting, advisory, change-in-control, severance or any other agreement between the Participant and the Company or an Affiliate, or severance plan in which the Participant is eligible to participate, in either case in effect at the time of the Participant’s termination of employment or service with the Company and its Affiliates, or (ii) if “cause” or a term of similar import is not defined in, or in the absence of, any such agreement between the Participant and the Company or an Affiliate, or severance plan in which the Participant is eligible to participate, means: (A) the Participant’s conviction of, or entry of a plea of no contest to a felony or a misdemeanor involving moral turpitude (or the equivalent of a misdemeanor involving moral turpitude or a felony in a jurisdiction other than the United States), (B) the Participant’s gross negligence or willful misconduct, or a willful failure to attempt in good faith to substantially perform their duties (other than due to physical illness or incapacity), (C) the Participant’s material breach of a material provision of any employment agreement, consulting agreement, directorship agreement or similar employment or services agreement or offer letter between the Participant and the Company or any of its Affiliates, or any non-competition, non-disclosure, non-solicitation or other Restrictive Covenant agreement with the Company or any of its Affiliates, (D) the Participant’s material violation of any written policies adopted by the Company or any of its Affiliates governing the conduct of persons performing services on behalf of the Company or any of its Affiliates, (E) the Participant’s obtaining any material improper personal benefit as result of breach by the Participant of any covenant or agreement (including a breach by the Participant of the Company’s code of conduct or a material breach by the Participant of other written policies furnished to the Participant relating to personal investment transactions) of which the Participant was or should have been aware, (F) the Participant’s fraud or misappropriation, embezzlement or material misuse of funds or property belonging to the Company or any of its Affiliates, or (G) willful or reckless misconduct in respect of the Participant’s obligations to the Company or its Affiliates or other acts of misconduct by the Participant occurring during the course of the Participant’s employment or service that results in or could reasonably be expected to result in material damage to the property, business or reputation of the Company or its Affiliates. The determination of whether Cause exists will be made by the Board in its sole discretion.

(a)	subject to (b) or (c), as applicable, below, “just cause” or “cause” for Termination by the Company or an Affiliate as determined under Applicable Law;

(b)	where a Participant has a written employment agreement with the Company or an Affiliate, “Cause” or “Just Cause” as defined in such employment agreement, if applicable; or

(c)	where a Participant provides services as an independent contractor pursuant to a contract for services with the Company or an Affiliate, any material breach of such contract.

1.2.8	“Change in Control” means:

(a)

the acquisition by any “offeror” (as defined in the Securities Act (British Columbia)) or Exchange Act Person of beneficial ownership of more than 50% of the outstanding voting securities of the Company, by means of a take-over bid or otherwise. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(b)

an arrangement, amalgamation, merger or other form of reorganization of the Company where the holders of the outstanding voting securities or interests of the Company immediately prior to the completion of the arrangement, amalgamation, merger or reorganization will hold less than fifty percent (50%) of the votes attaching to all outstanding voting securities or interests of the continuing entity upon completion of the arrangement, amalgamation, merger or reorganization;

(c)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company;

(d)	the approval by the Shareholders of any plan of liquidation or dissolution of the Company; or

(e)

the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the Board, unless such election or appointment is approved by 50% or more of the Board in office immediately preceding such election or appointment in circumstances where such election or appointment is to be made other than as a result of a dissident public proxy solicitation, whether actual or threatened.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

1.2.9	“Company” means Absolute Software Corporation, and includes any successor corporation thereof.

1.2.10	“Director” means a member of the Company’s Board of Directors from time to time.

1.2.11	“Disability” means:

(a)

subject to (b) below, a Participant’s physical or mental incapacity that prevents them from substantially fulfilling their duties and responsibilities on behalf of the Company or, if applicable, an Affiliate, as determined by the Board and, in the case of a Participant who is an employee of the Company or an Affiliate, in respect of which the Participant commences receiving, or is eligible to receive, disability benefits under the Company’s or Affiliate’s long-term disability plan; or

(b)	where a Participant has a written employment agreement with the Company or an Affiliate, “Disability” as defined in such employment agreement, if applicable.

1.2.12	“Disability Date” means, in relation to a Participant, that date determined by the Board to be the date on which the Participant experienced a Disability.

1.2.13	“Effective Date” means December 14, 2021.

1.2.14

“Eligible Person” means an officer, director or individual Employed by the Company or any Affiliate, including a Service Provider, who, by the nature of their position or job is, in the opinion of the Board, in a position to contribute to the success of the Company.

1.2.15	“Employed” means, with respect to a Participant, that:

(a)	the Participant is rendering services to the Company or an Affiliate including as a Service Provider (referred to in Section 1.2.41 as “active Employment”); or

(b)	the Participant is not actively rendering services to the Company or an Affiliate due to an approved leave of absence, maternity or parental leave or leave on account of Disability.

For greater certainty, any determination of whether a Participant is Employed on a Vesting Date will be made without regard to any period of notice, pay in lieu of notice (paid by way of lump sum or salary continuance), benefits continuance or other termination-related payments or benefits to which the Participant may be entitled pursuant to the common law or otherwise, subject only to the express minimum requirements of applicable employment standards legislation.

and “Employment’ has the corresponding meaning.

1.2.16	“Entity” means a corporation, partnership, limited liability company or other entity.

1.2.17	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

1.2.18

“Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any subsidiary of the Company, (ii) any employee benefit plan of the Company or any subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

1.2.19

“Exercise Price” means, with respect to an Option, the price payable by a Participant to purchase one Share on exercise of such Option, which will not be less than one hundred percent (100%) of the Market Price on the Grant Date of the Option covering such Share, subject to adjustment pursuant to Section 5.

1.2.20

“Fair Market Value” means, with respect to any particular date, except as otherwise determined by the Board, the volume-weighted average (rounded to two decimal places) of the trading price per Share on the Primary Stock Exchange during the five Trading Days immediately preceding the particular date, as reported by such source as the Board may select. If there is no regular public trading market for such Shares, the Fair Market Value of the Shares will be determined by the Board in good faith and, to the extent applicable, such determination will be made in a manner that satisfies Sections 409A of the U.S. Tax Code and Sections 422(c)(1) of the U.S. Tax Code.

1.2.21	“Grant” means a grant or right granted under the Plan consisting of one or more Options, RSUs or PSUs, or such other award as may be permitted hereunder.

1.2.22

“Grant Agreement” means an agreement between the Company and a Participant evidencing a Grant and setting out the terms under which such Grant is made, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.

1.2.23	“Grant Date” means the effective date of a Grant.

1.2.24	“Insider” means an insider of the Company as defined in the rules of the Toronto Stock Exchange Company Manual for the purpose of security based compensation arrangements.

1.2.25	“Market Price” means, with respect to any particular date:

(a)	if the Shares are listed on only one Stock Exchange, the closing price per Share on such Stock Exchange on the Trading Day immediately preceding the Grant Date or other reference date;

(b)	if the Shares are listed on more than one Stock Exchange, the Market Price as determined in accordance with paragraph (a) above for the Primary Stock Exchange; and

(c)	if the Shares are not listed for trading on a Stock Exchange, a price which is determined by the Board in good faith to be the fair market value of the Shares.

1.2.26	“Option” means an option to purchase a Share granted by the Board to an Eligible Person in accordance with Section 3 and Section 7.1.

1.2.27	“Participant” means an Eligible Person to whom a Grant is made and which Grant or a portion thereof remains outstanding.

1.2.28

“Performance Conditions” means such financial, personal, operational or transaction-based performance criteria as may be determined by the Board in respect of a Grant to any Participant or Participants and set out in a Grant Agreement. Performance Conditions may apply to the Company, an Affiliate, the Company and its Affiliates as a whole, a business unit of the Company or group comprised of the Company and some Affiliates or a group of Affiliates, or to a Participant or group of Participants, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years’ results or to a designated comparator group, or otherwise, and may incorporate multipliers or adjustments based on the achievement of any such performance criteria.

1.2.29	“Performance Period” means, with respect to PSUs, a period specified by the Board for achievement of any applicable Performance Conditions as a condition to Vesting.

1.2.30

“Performance Share Unit” or “PSU” means a right granted to an Eligible Person in accordance with Section 3.1(c) and (d) and Section 11.1 to receive one or more Shares or the Market Price, as determined by the Board, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Board.

1.2.31	“Plan” means this Absolute Software Corporation Omnibus Equity Incentive Plan, including any schedules or appendices hereto, as may be amended from time to time.

1.2.32

“Primary Stock Exchange” means, as measured at any time, the primary Stock Exchange on which the greatest volume of trading of the Shares occurred during the immediately preceding twenty (20) Trading Days.

1.2.33

“Pro Rata Portion” means, with respect to the Vesting of Options or Share Units in connection with a Participant’s Termination, the number of Options or Share Units, as the case may be, multiplied by a fraction, (i) the numerator of which is the number of days between the Grant Date of such Options or Share Units, as the case may be, and the date of the Participant’s Termination, and (ii) the denominator of which is the number of days between the Grant Date of such Options or Share Units, as the case may be, and the latest scheduled Vesting Date for Options or Share Units under the applicable Grant Agreement.

1.2.34

“Restricted Share Unit” or “RSU” means a right granted to an Eligible Person in accordance with Section 3.1(c) and (d) and Section 11.1 to receive a Share or the Market Price, as determined by the Board, that generally becomes Vested, if at all, following a period of continuous Employment of the Participant.

1.2.35

“Restrictive Covenant” means any obligation of a Participant to the Company or an Affiliate to (A) maintain the confidentiality of information relating to the Company and/or the Affiliate and/or its business, (B) not engage in employment or business activities that compete with the business of the Company and/or the Affiliate, (C) not solicit or interfere with employees or other service providers, customers, business partners and/or suppliers of the Company and/or the Affiliate, and/or (D) not defame or disparage the Company or any individuals associated with the Company, whether during or after employment/service with the Company or Affiliate, and whether such obligation is set out in a Grant Agreement issued under the Plan or other agreement between the Participant and the Company or Affiliate, including, without limitation, an employment agreement, non-disclosure agreement, or otherwise.

1.2.36	“Securities Act” means the U.S. Securities Act of 1933, as amended.

1.2.37	“Service Provider” means a person or company, other than an employee, officer or director of the Company or an Affiliate, that:

(a)

is engaged to provide, on a bona fide basis, for an initial, renewable or extended period of twelve (12) months or more, services to the Company or an Affiliate, other than services provided in relation to a distribution of securities;

(b)	provides the services under a written contract between the Company or an Affiliate and the person or company;

(c)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate;

and includes

(a)

for an individual Service Provider, a corporation of which the individual Service Provider is an employee or shareholder, and a partnership of which the individual Service Provider is an employee or partner; and

(b)

for a Service Provider that is not an individual, an employee, executive officer, or director of the Service Provider, provided that the individual employee, executive officer, or director spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate.

Notwithstanding the foregoing, a person is treated as a Service Provider only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

1.2.38

“Share” means a Common Share in the capital of the Company or, in the event of an adjustment contemplated by Section 5.1, such other security to which a Participant may be entitled upon the exercise or settlement of a Grant as a result of such adjustment.

1.2.39	“Share Unit” means either an RSU or a PSU, as the context requires.

1.2.40

“Stock Exchange” means the Toronto Stock Exchange, the Nasdaq Stock Market and such other stock exchange on which the Shares may be listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.

1.2.41

“Termination” means (i) the termination of a Participant’s Employment with the Company or an Affiliate (other than in connection with the Participant’s transfer to Employment with the Company or another Affiliate), which will occur on the date on which the Participant ceases to render services to the Company or an Affiliate, whether such termination is lawful or otherwise, without giving effect to any pay in lieu of notice (paid by way of lump sum or salary continuance), benefits continuance or other termination-related payments or benefits to which the Participant may be entitled pursuant to the common law or otherwise (except as expressly required by applicable employment or labour standards legislation), but, for greater certainty, a Participant’s absence from active work during a period of vacation, temporary illness, maternity or parental leave, leave on account of Disability, or any authorized leave of absence, will not be considered to be a “Termination”, and (ii) in the case of a Participant who does not return to active Employment with the Company or an Affiliate immediately following a period of absence due to vacation, temporary illness, maternity or parental leave, leave on account of Disability, or authorized leave of absence, such cessation will be deemed to occur on the last day of such period of absence as approved by the Company or an Affiliate as applicable (provided, in each case, that, in the case of a U.S. Participant, to the extent necessary to comply with Sections 409A of the U.S. Tax Code, the Termination constitutes a “Separation From Service”, within the meaning of Sections 409A of the U.S. Tax Code), and “Terminated” and “Terminates” will be construed accordingly.

1.2.42	“Time Vesting” means any conditions relating to the passage of time or continued service with the Company or an Affiliate for a period of time in respect of a Grant, as may be determined by the Board.

1.2.43	“Trading Day” means a day on which the Primary Stock Exchange is open for trading and on which the Shares actually traded.

1.2.44	“U.S. Participant” means an Eligible Person who is a resident of the United States or who is subject to U.S. income tax in respect of any Grants, amounts payable or Shares deliverable under this Plan.

1.2.45	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

1.2.46

“Vested” means, with respect to any Option, Share Unit or other award included in a Grant, that the applicable conditions with respect to Time Vesting, achievement of Performance Conditions and/or any other conditions established by the Board have been satisfied or, to the extent permitted under the Plan, waived, whether or not the Participant’s rights with respect to such Grant may be conditioned upon prior or subsequent compliance with any Restrictive Covenants (and any applicable derivative term will be construed accordingly).

1.2.47

“Vesting Date” means the date on which the applicable Time Vesting, Performance Conditions and/or any other conditions for an Option, Share Unit or other award included in a Grant becoming Vested are met, deemed to have been met or waived as contemplated in Section 1.2.46.

2.	CONSTRUCTION AND INTERPRETATION

2.1	Gender, Singular, Plural.

In the Plan, references to one gender include all genders and gender identities; and references to the singular will include the plural and vice versa, as the context will require.

2.2	Severability.

If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination will not affect the validity or enforcement of any other provision or part hereof.

2.3	Headings, Sections and Parts.

Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule will, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable. The Plan is divided into three Parts. Part I contains provisions of general application to all Grants; Part II applies specifically to Options; and Part III applies specifically to Share Units.

3.	ADMINISTRATION

3.1	Administration by the Board.

The Plan will be administered by the Board in accordance with its terms and subject to Applicable Law. Subject to and consistent with the terms of the Plan, in addition to any authority of the Board specified under any other terms of the Plan, the Board will have full and complete discretionary authority to:

(a)	interpret the Plan and Grant Agreements;

(b)

prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and instruments of grant evidencing Grants;

(c)

determine those Eligible Persons who may receive Grants as Participants, grant one or more Grants to such Participants and approve or authorize the applicable form and terms of the related Grant Agreement;

(d)

determine the terms and conditions of Grants granted to any Participant, including, without limitation, as applicable (i) Grant Value and the number of Shares subject to a Grant, (ii) the Exercise Price for Shares subject to an Option Grant, (iii) the conditions to the Vesting of a Grant or any portion thereof, including, as applicable, the period for achievement of any applicable Performance Conditions as a condition to Vesting, and conditions pertaining to compliance with Restrictive Covenants, and the conditions, if any, upon which Vesting of any Grant or any portion thereof will be waived or accelerated without any further action by the Board, (iv) the circumstances upon which a Grant or any portion thereof will be forfeited, cancelled or expire, including in connection with the breach by a Participant of any Restrictive Covenant, (v) the consequences of a Termination with respect to a Grant, (vi) the manner of exercise or settlement of the Vested portion of a Grant, (vii) whether, and the terms upon which, a Grant may be settled in cash, newly issued Shares or a combination thereof, and (viii) whether, and the terms upon which, any Shares delivered upon exercise or settlement of a Grant must be held by a Participant for any specified period of time;

(e)	determine whether, and the extent to which, any Performance Conditions or other conditions applicable to the Vesting of a Grant have been satisfied or will be waived or modified;

(f)

make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence or disability of any Participant. Without limiting the generality of the foregoing, the Board will be entitled to determine:

(i)	whether or not any such leave of absence will constitute a Termination within the meaning of the Plan;

(ii)

the impact, if any, of any such leave of absence on Grants issued under the Plan made to any Participant who takes such leave of absence (including, without limitation, whether or not such leave of absence will cause any Grants to expire and the impact upon the time or times such Grants will be exercisable);

(g)	amend the terms of any Grant Agreement or other documents evidencing Grants; and

(h)	determine whether, and the extent to which, adjustments will be made pursuant to Section 5 and the terms of such adjustments.

3.2

All determinations, interpretations, rules, regulations, or other acts of the Board respecting the Plan or any Grant will be made in its sole discretion and will be conclusively binding upon all persons.

3.3

The Board may prescribe terms for Grant Agreements in respect of Eligible Persons who are subject to the laws of a jurisdiction other than Canada in connection with their participation in the Plan that are different than the terms of the Grant Agreements for Eligible Persons who are subject to the laws of Canada in connection with their participation in the Plan, and/or deviate from the terms of the Plan set out herein, for purposes of compliance with Applicable Law in such other jurisdiction or where, in the Board’s opinion, such terms or deviations are necessary or desirable to obtain more advantageous treatment for the Company, an Affiliate or the Eligible Person in respect of the Plan under the Applicable Law of the other jurisdiction.

Notwithstanding the foregoing, the terms of any Grant Agreement authorized pursuant to this Section 3.3 will be consistent with the Plan to the extent practicable having regard to the Applicable Law of the jurisdiction in which such Grant Agreement is applicable and in no event will contravene the Applicable Law of Canada.

3.4

The Board may, in its discretion, subject to Applicable Law, delegate its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board (such as the Compensation Committee), a person or persons (such as the Chair of the Compensation Committee or the Chief Executive Officer), as it may determine, from time to time, on terms and conditions as it may determine, provided that (i) the Board will not, and will not be permitted to delegate any such powers, rights or duties with respect to the grant, amendment, administration or settlement of any Grant to the extent delegation is not consistent with Applicable Law and any such purported delegation or action will not be given effect, and (ii) the composition of the committee of the Board, person or persons, as the case may be, will comply with Applicable Law. In addition, provided it complies with the foregoing, the Board may appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it.

3.5

The terms of Appendix “A” will apply to the participation of U.S. Participants in the Plan and will prevail in the event of any inconsistency with any provision of the main body of the Plan excluding Appendix “A” as they relate to Eligible Persons who are U.S. Participants.

4.	SHARE RESERVE

4.1

Subject to any adjustment pursuant to Section 5.1, the aggregate number of Shares that may be issued pursuant to Grants made under the Plan together with all other security based compensation arrangements of the Company (which may result in Shares being issued from treasury) will be a number equal to nine percent (9%) of the aggregate number of issued and outstanding Shares from time to time.

4.2	The maximum number of Shares of the Company

(a)	issued to Insiders within any one year period, and

(b)	issuable to Insiders, at any time,

under the Plan, or when combined with all of the Company’s other security based compensation arrangements (which may result in Shares being issued from treasury) will not exceed ten percent (10%) of the number of the aggregate issued and outstanding Shares.

4.3

Participants who are non-employee Directors of the Company will not be awarded Grants if, at the time of such grant, such Grants in aggregate could result in the number of Shares issued to all non-employee Directors of the Company exceeding 1% of the issued and outstanding Shares, and, during any one year period, no individual Participant who is a non-employee director of the Company may be awarded Grants covering Shares with an aggregate Grant Date Fair Market Value in excess of CAD$150,000, of which no more than CAD$100,000 of the Grant Date Fair Market Value may be comprised of Options.

4.4

For purposes of computing the total number of Shares available for grant under the Plan or any other security based compensation arrangement of the Company, Shares subject to any Grant (or any portion thereof) that is forfeited, surrendered, cancelled or otherwise terminated, prior to the issuance of such Shares will again be available for grant under the Plan.

5.	ALTERATION OF CAPITAL AND CHANGE IN CONTROL

5.1

Notwithstanding any other provision of the Plan, and subject to Applicable Law, in the event of any change in the Shares by reason of any dividend (other than dividends in the ordinary course), share split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of the Shares or distribution of rights to holders of Shares or any other relevant changes to the authorized or issued capital of the Company, if the Board will determine that an equitable adjustment should be made, such adjustment will, subject to Applicable Law, be made by the Board to (i) the number of Shares subject to the Plan; (ii) the securities into which the Shares are changed or are convertible or exchangeable; (iii) any Options then outstanding; (iv) the Exercise Price, as appropriate in respect of such Options; and/or (v) with respect to the number of Share Units outstanding under the Plan, and any such adjustment will be conclusive and binding for all purposes of the Plan.

5.2

No adjustment provided for pursuant to Section 5.1 will require the Company to issue fractional Shares or consideration in lieu thereof in satisfaction of its obligations under the Plan. Any fractional interest in a Share that would, except for the provisions of this Section 5.2, be deliverable upon the exercise of any Grant will be cancelled and not deliverable by the Company.

5.3

In the event of a Change in Control prior to the Vesting of a Grant, and subject to the terms of a Participant’s written employment agreement or contract for services with the Company or an Affiliate and the applicable Grant Agreement, the Board will have full authority to determine in its sole discretion the effect, if any, of a Change in Control on the Vesting, exercisability, settlement, payment or lapse of restrictions applicable to a Grant, which effect may be specified in the applicable Grant Agreement or determined at a subsequent time. Subject to Applicable Law, rules and regulations, the Board will, at any time prior to, coincident with or after the effective time of a Change in Control, take such actions as it may consider appropriate, including, without limitation: (i) provide for the acceleration of any Vesting or exercisability of a Grant; (ii) provide for the deemed attainment of Performance Conditions relating to a Grant; (iii) provide for the lapse of restrictions relating to a Grant; (iv) provide for the assumption, substitution, replacement or continuation of any Grant by a successor or surviving corporation (or a parent or subsidiary thereof) with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving corporation (or a parent or subsidiary thereof); (v) provide that a Grant will terminate or expire unless exercised or settled in full on or before a date fixed by the Board; or (vi) terminate or cancel any outstanding Grant in exchange for a cash payment (provided that, if as of the date of the Change in Control, the Board determines that no amount would have been realized upon the exercise or settlement of the Grant, then the Grant may be cancelled by the Company without payment of consideration).

6.	MISCELLANEOUS

6.1	Compliance with Laws and Policies.

The Company’s obligation to make any payments or deliver (or cause to be delivered) any Shares hereunder is subject to compliance with Applicable Law. Each Participant will acknowledge and agree (and will be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Company applicable to the Participant in connection with the Plan including, without limitation, furnishing to the Company all information and undertakings as may be required to permit compliance with Applicable Law. A Participant will not be issued any Shares hereunder unless either (i) the Shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act.

6.2	Withholdings.

So as to ensure that the Company or an Affiliate, as applicable, will be able to comply with the applicable obligations under any federal, provincial, state or local law relating to the withholding of tax or other required deductions and transaction fees, the Company or the Affiliate may withhold or cause to be withheld from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary to permit the Company or the Affiliate, as applicable, to so comply and may take such other action that the Company deems necessary to satisfy all obligations for the payment of such mandatory withholdings. Without limiting the generality of the foregoing, the Company and any Affiliate may satisfy any liability for any such withholding obligations, on such terms and conditions as the Company may determine in its sole discretion, by (a) selling on such Participant’s behalf, or requiring such Participant to sell, any Shares, and retaining any amount payable which would otherwise be provided or paid to such Participant in connection with any such sale, or (b) requiring, as a condition to the delivery of Shares hereunder, that such Participant make such arrangements as the Company may require so that the Company and its Affiliates can satisfy such withholding obligations, including requiring such Participant to remit an amount to the Company or an Affiliate in advance, or reimburse the Company or any Affiliate for, any such withholding obligations.

6.3	No Right to Continued Employment.

Nothing in the Plan or in any Grant Agreement entered into pursuant hereto will confer upon any Participant the right to continue in the employ or service of the Company or any Affiliate, to be entitled to any remuneration or benefits not set forth in the Plan or a Grant Agreement or to interfere with or limit in any way the right of the Company or any Affiliate to terminate Participant’s employment or service arrangement with the Company or any Affiliate.

6.4	No Additional Rights.

Neither the designation of an individual as a Participant nor the Grant of any Options, Share Units or other award to any Participant entitles any person to the Grant, or any additional Grant, as the case may be, of any Options, Share Units or other award under the Plan. For greater certainty, the Board’s decision to approve a Grant in any period will not require the Board to approve a Grant to any Participant in any other period; nor will the Board’s decision with respect to the size or terms and conditions of a Grant in any period require it to approve a Grant of the same or similar size or with the same or similar terms and conditions to any Participant in any other period. The Board will not be precluded from approving a Grant to any Participant solely because such Participant may have previously received a Grant under this Plan or any other similar compensation arrangement of the Company or an Affiliate. No Eligible Person has any claim or right to receive a Grant except as may be provided in a written employment or services agreement between an Eligible Person and the Company or an Affiliate.

6.5	Amendment, Termination.

The Plan and any Grant made pursuant to the Plan may be amended, modified or terminated by the Board without approval of the Company’s shareholders, provided that no amendment to the Plan or Grants made pursuant to the Plan may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant under the Plan, except that Participant consent will not be required where the amendment is required for purposes of compliance with Applicable Law. For greater certainty, the Plan may not be amended without Company shareholder approval in accordance with the requirements of the Stock Exchange to do any of the following:

(a)	increase in the maximum number of Shares issuable pursuant to the Plan and as set out in Section 4.1;

(b)	increase or remove the limits on Shares issuable or issued to Insiders;

(c)	reduce the Exercise Price of an outstanding Option, except as set forth in Section 5;

(d)	extend the maximum term of any Grant made under the Plan, except pursuant to Section 7.5;

(e)	amend the transferability provisions contained in Section 6.11;

(f)	amend or remove the non-employee Director participation limits set forth in Section 4.3;

(g)	include other types of equity compensation involving the issuance of Shares under the Plan;

(h)	amend this Section 6.5 to amend or delete any of (a) through (g) above or grant additional powers to the Board to amend the Plan or entitlements without shareholder approval; or

(i)	any amendment that may otherwise require shareholder approval under Applicable Law and requirements.

For greater certainty and without limiting the foregoing, shareholder approval will not be required for the following amendments and the Board may make the following changes without shareholder approval, subject to any regulatory approvals including, where required, the approval of any Stock Exchange:

(j)	amendments of a “housekeeping” nature;

(k)	a change to the Vesting provisions of any Grants;

(l)	a change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant; or

(m)	amendments to the provisions relating to a Change in Control.

6.6

Currency. Except where the context otherwise requires, all references in the Plan to currency refer to lawful Canadian currency. Any amounts required to be determined under this Plan that are denominated in a currency other than Canadian dollars will be converted to Canadian dollars at the applicable Bank of Canada daily rate of exchange on the date as of which the amount is required to be determined.

6.7	Administration Costs.

The Company will be responsible for all costs relating to the administration of the Plan.

6.8	Designation of Beneficiary.

Subject to the requirements of Applicable Law, a Participant may designate a Beneficiary, in writing, to receive any benefits that are provided under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change will be in such form as may be prescribed by the Board from time to time. A Beneficiary designation under this Section 6.8 and any subsequent changes thereto will be filed with the Chief Financial Officer of the Company, or their designate from time to time.

6.9	Governing Law.

The Plan and any Grants pursuant to the Plan will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Board may provide that any dispute to any Grant will be presented and determined in such forum as the Board may specify, including through binding arbitration. Any reference in the Plan, in any Grant Agreement issued pursuant to the Plan or in any other agreement or document relating to the Plan to a provision of law or rule or regulation will be deemed to include any successor law, rule or regulation of similar effect or applicability.

6.10	Assignment.

The Plan will inure to the benefit of and be binding upon the Company, its successors and assigns.

6.11	Transferability.

Unless otherwise provided in the Plan or in the applicable Grant Agreement, no Grant, and no rights or interests therein, will or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Participant other than by testamentary disposition by the Participant or the laws of intestate succession. No such interest will be subject to execution, attachment or similar legal process including without limitation seizure for the payment of the Participant’s debts, judgments, alimony or separate maintenance.

6.12	Term.

No Grants may be awarded under the Plan following December 14, 2031 unless shareholders of the Company have approved the extension at such date.

PART II – OPTIONS

7.	OPTIONS

7.1

The Company may, from time to time, make one or more Grants of Options to Eligible Persons on such terms and conditions, consistent with the Plan, as the Board will determine. In granting such Options, subject to the provisions of the Plan, the Company will specify,

(a)	the maximum number of Shares which the Participant may purchase under the Options;

(b)	the Exercise Price at which the Participant may purchase their Shares under the Options; and

(c)

the term of the Options, to a maximum of seven (7) years from the Grant Date of the Options, the Vesting period or periods within this period during which the Options or a portion thereof may be exercised by a Participant and any other Vesting conditions (including any Performance Conditions).

7.2

The Exercise Price for each Share subject to an Option will be fixed by the Board but under no circumstances will any Exercise Price be less than one hundred percent (100%) of the Market Price on the Grant Date of such Option.

7.3

Unless otherwise designated by the Board in the applicable Grant Agreement, 20% of the Options included in a Grant will Vest on each of the first five anniversaries of the Grant Date and, subject to Section 7.5, any such Options will expire on the seventh anniversary of the Grant Date (unless exercised or terminated earlier in accordance with the terms of the Plan or the Grant Agreement). For greater certainly, no Grant Agreement will permit Vesting over a period that is less than five years.

7.4

Subject to the provisions of the Plan and the terms governing the granting of the Option, and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 6.2, Vested Options or a portion thereof may be exercised from time to time via the relevant securities administration platform deployed by the Company (such as Shareworks) or, if the Company does not provide such a platform, by delivery to the Company at its registered office of a notice in writing signed by the Participant or the Participant’s legal personal representative, as the case may be, and addressed to the Company. This notice will state the intention of the Participant or the Participant’s legal personal representative to exercise the said Options and the number of Shares in respect of which the Options are then being exercised and must be accompanied by payment in full of the Exercise Price under the Options which are the subject of the exercise.

7.5

If the normal expiry date of any Option falls within any Blackout Period or within ten (10) Business Days following the end of any Blackout Period, then the expiry date of such Option will, without any further action, be extended to the date that is ten (10) Business Days following the end of such Blackout Period. The foregoing extension applies to all Options whatever the Grant Date and will not be considered an extension of the term of the Options as referred to in Section 6.5; provided that, with respect to U.S. Participants, only to the extent the foregoing is not an extension under Sections 409A of the U.S. Tax Code.

8.	TERMINATION OF EMPLOYMENT, DEATH AND DISABILITY OF A PARTICIPANT – OPTIONS

8.1

Outstanding Options held by a Participant as of the Participant’s date of Termination will be subject to the provisions of this Section 8, as applicable; except that, in all events, the period for exercise of Options will end no later than the last day of the maximum term thereof established under Section 7.1(c), 7.5, or 8.5, as the case may be.

8.2

Subject to the applicable Grant Agreement, Section 8.1 and Section 8.6, in the case of a Participant’s Termination due to death or Disability, Options that are Vested on the Participant’s Termination and the Pro Rata Portion of the Participant’s Options that would have Vested under the Grant Agreement applicable to such Options within the twelve (12) months following the Participant’s Termination had the Participant remained Employed throughout that twelve (12) month period will be exercisable during the twelve (12) month period following the Participant’s date of death or Termination due to Disability, as the case may be.

8.3

Subject to the applicable Grant Agreement, Section 8.1 and Section 8.6, in the case of a Participant’s Termination by the Company or an Affiliate without Cause (including by way of constructive dismissal): (i) the Participant’s outstanding Options that have become Vested prior to the Participant’s Termination will continue to be exercisable during the thirty (30) day period following the Participant’s Termination, and (ii) the Pro Rata Portion of the Participant’s Options that would have Vested under the Grant Agreement applicable to such Options within the twelve (12) months following the Participant’s Termination had the Participant remained Employed throughout that twelve (12) month period will be exercisable during the thirty (30) day period following the Participant’s Termination.

8.4

Subject to the applicable Grant Agreement, Section 8.1 and Section 8.6, in the case of a Participant’s Termination due to resignation, the Participant’s outstanding Options: (i) that have not become Vested prior to the Participant’s Termination will be immediately forfeited and cancelled on such Termination, and (ii) that have become Vested prior to the Participant’s Termination will continue to be exercisable during the thirty (30) day period following the Participant’s Termination.

8.5

In addition to the Board’s rights under Section 3.1, the Board may, at the time of a Participant’s Termination or Disability Date, extend the period for exercise of some or all of the Participant’s Options, but not beyond the original expiry date, and/or allow for the continued Vesting of some or all of the Participant’s Options during the period for exercise or a portion of it. Options that are not exercised prior to the expiration of the exercise period, including any extended exercise period authorized pursuant to this Section 8.5, following a Participant’s date of Termination or Disability Date, as the case may be, will automatically expire on the last day of such period.

8.6

In the case of a Participant’s Termination by the Company or an Affiliate for Cause, any and all then outstanding Options granted to the Participant, whether or not Vested, will be immediately forfeited and cancelled, without any consideration therefor, as of the commencement of the day that notice of such termination is given, except only as may be required to satisfy the express minimum requirements of applicable employment standards legislation.

8.7

For greater certainty, (i) Options that are not Vested on a Participant’s Termination and do not become exercisable pursuant to foregoing provisions of this Section 8 will be immediately forfeited and cancelled on the Participant’s Termination, and (ii) a Participant will have no right to receive Shares or a cash payment, as compensation, damages or otherwise, with respect to any Options that do not become Vested or exercisable, or that are not exercised before the date on which the Options expire, whether related or attributable to any contractual or common law termination entitlements or otherwise and hereby waives any claim in respect thereof.

PART III – SHARE UNITS

9.	DEFINITIONS

9.1	“Grant Value” means the dollar amount allocated to an Eligible Person in respect of a Grant of Share Units as contemplated by Section 3.

9.2	“Share Unit Account” has the meaning set out in Section 11.1.

9.3

“Valuation Date” means the date as of which the Market Price is determined for purposes of calculating the number of Share Units included in a Grant, which, unless otherwise determined by the Board, will be the Grant Date.

9.4	“Vesting Period” means, with respect to a Grant of Share Units, the period specified by the Board, commencing on the Grant Date and ending on the last Vesting Date for such Share Units.

10.	ELIGIBILITY AND GRANT DETERMINATION.

10.1

The Board may from time to time make one or more Grants of Share Units to Eligible Persons on such terms and conditions, consistent with the Plan, as the Board will determine, provided that, in determining the Eligible Persons to whom Grants are to be made and the Grant Value for each Grant, the Board will take into account the terms of any written employment agreement or contract for services between an Eligible Person and the Company or any Affiliate and may take into account such other factors as it will determine in its sole and absolute discretion.

10.2

The Board will determine the Grant Value and the Valuation Date for each Grant under this Part III. The number of Share Units to be covered by each such Grant will be determined by dividing the Grant Value for such Grant by the Market Price of a Share as at the Valuation Date for such Grant, rounded up to the next whole number.

10.3

Each Grant Agreement issued in respect of Share Units will set forth, at a minimum, the type of Share Units and Grant Date of the Grant evidenced thereby, the number of RSUs or PSUs subject to such Grant, the applicable Vesting conditions, the applicable Vesting Period(s) and the treatment of the Grant upon Termination and may specify such other terms and conditions consistent with the terms of the Plan as the Board will determine or as will be required under any other provision of the Plan. The Board may include in a Grant Agreement under this Part III terms or conditions pertaining to confidentiality of information or other restrictive covenants which must be complied with by a Participant, including as a condition of the grant or Vesting of the Share Units. Grant Agreements may be issued, executed, and delivered in electronic format, including via the relevant securities administration platform deployed by the Company from time to time (such as Shareworks).

11.	ACCOUNTS AND DIVIDEND EQUIVALENTS

11.1	Share Unit Account.

An account, called a “Share Unit Account”, will be maintained by the Company, or an Affiliate, as specified by the Board, for each Participant who has received a Grant of Share Units and will be credited with such Grants of Share Units as are received by a Participant from time to time pursuant to Section 10 and any dividend equivalent Share Units pursuant to Section 11.2. The Share Unit Account may be accessed via the relevant securities administration platform deployed by the Company from time to time (such as Shareworks). Share Units that fail to Vest to a Participant and are forfeited pursuant to Section 12, or that are paid out to the Participant or their Beneficiary, will be cancelled and will cease to be recorded in the Participant’s Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be. For greater certainty, where a Participant is granted both RSUs and PSUs, such RSUs and PSUs will be recorded separately in the Participant’s Share Unit Account.

11.2	Dividend Equivalent Share Units.

Except as otherwise provided in the Grant Agreement relating to a Grant of RSUs or PSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Shares to shareholders of record as of a record date occurring during the period from the Grant Date under the Grant Agreement to the date of settlement of the RSUs or PSUs granted thereunder, a number of dividend equivalent RSUs or PSUs, as the case may be, will be credited to the Share Unit of Account of the Participant who is a party to such Grant Agreement. The number of such additional RSUs or PSUs will be calculated by dividing the aggregate dividends or distributions that would have been paid to such Participant if the RSUs or PSUs in the Participant’s Share Unit Account had been Shares by the Market Price on the date on which the dividends or distributions were paid on the Shares. The additional RSUs or PSUs granted to a Participant will be subject to the same terms and conditions, including Vesting and settlement terms, as the corresponding RSUs or PSUs, as the case may be.

12.	VESTING AND SETTLEMENT OF SHARE UNITS

12.1	Continued Employment.

Subject to this Section 12 and the applicable Grant Agreement, Share Units subject to a Grant and dividend equivalent Share Units credited to the Participant’s Share Unit Account in respect of such Share Units will Vest in such proportion(s) and on such Vesting Date(s) as may be specified in the Grant Agreement governing such Grant and provided that the Participant’s Employment has not Terminated on or before the relevant Vesting Date.

12.2	Settlement.

A Participant’s RSUs and PSUs, adjusted in accordance with the applicable multiplier, if any, as set out in the Grant Agreement, and rounded down to the nearest whole number of RSUs or PSUs, as the case may be, will be settled, by a distribution as provided below to the Participant or their Beneficiary following the Vesting thereof in accordance with Section 12.1 or 12.6, as the case may be, subject to the terms of the applicable Grant Agreement. Settlement will occur at the time or times as specified in the Grant Agreement and, in any case, in respect of RSUs or PSUs held by U.S. Participants, at such other time or times that will cause the RSUs or PSUs, as applicable, to be exempt from or compliant with Sections 409A of the U.S. Tax Code. Settlement will be made by the issuance of one Share for each whole RSU or PSU then being settled, a cash payment equal to the Market Price on the Vesting Date of the RSUs or PSUs being settled in cash (subject to Section 12.3), or a combination of Shares and cash, all as determined by the Board in its discretion, or as specified in the applicable Grant Agreement, and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 6.2.

12.3	Postponed Settlement.

If a Participant’s Share Units would, in the absence of this Section 12.3 be settled within a Blackout Period applicable to such Participant, such settlement will be postponed until the earlier of the Trading Day following the date on which such Blackout Period ends (or as soon as practicable thereafter) and the otherwise applicable date for settlement of the Participant’s Share Units as determined in accordance with Section 12.2, and the Market Price of any RSUs or PSUs being settled in cash will be determined as of the earlier of the Trading Day on which the Blackout Period ends and the day prior to the settlement date, except, with respect to U.S. Participants, as may be required for the RSUs or PSUs to be exempt from, or compliant with, Sections 409A of the U.S. Tax Code.

12.4	Failure to Vest.

For greater certainty, a Participant will have no right to receive Shares or a cash payment, as compensation, damages or otherwise, whether related or attributable to any contractual or common law termination entitlement or otherwise, with respect to any RSUs or PSUs that do not become Vested or are forfeited hereunder, and hereby waives any claim in respect thereof.

12.5	Resignation.

Subject to the applicable Grant Agreement and Section 12.7, in the event a Participant’s employment is Terminated as a result of the Participant’s resignation, no Share Units that have not Vested prior to such Termination, including dividend equivalent Share Units in respect of such Share Units, will Vest and all such Share Units will be forfeited and cancelled immediately as of the Participant’s date of Termination.

12.6	Termination of Employment without Cause; Death or Disability.

Subject to the applicable Grant Agreement and Section 12.7 and, in the case of a U.S. Participant, except as may be impermissible under Sections 409A of the U.S. Tax Code, in the event of a Participant’s Termination without Cause (which will include a constructive dismissal by the Company or an Affiliate), Termination due to death or Termination due to Disability prior to the end of a Vesting Period relating to a Grant:

(a)

In the case of a Grant of RSUs, the Pro Rata Portion of the RSUs relating to such Grant that have not previously Vested and that would have Vested under the Grant Agreement applicable to such RSUs within the twelve (12) months following the Participant’s Termination had the Participant remained Employed throughout such twelve (12) month period will Vest on the Participant’s Termination;

(b)

In the case of a Grant of PSUs, the Pro Rata Portion of the PSUs relating to such Grant that have not previously Vested and that are capable of becoming Vested under the Grant Agreement applicable to such PSUs within the twelve (12) months following the Participant’s Termination had the Participant remained Employed throughout such twelve (12) month period will Vest on the Participants Termination as if the Performance Conditions applicable to such PSUs were satisfied at the target (100%) level of performance, will Vest on the Participant’s Termination; and

(c)

Any Share Units that were not Vested at the time of a Participant’s Termination due to death, Disability or Termination without Cause and that do not Vest pursuant to foregoing provisions of this Section 12.6 and will be immediately forfeited and cancelled on the Participant’s Termination.

The Participant will have no further entitlement to any Share Units, including any dividend equivalent Share Units in respect of such Share Units, following their Termination due to death or Disability or Termination without Cause, and waives any claim to damages in respect thereof whether related or attributable to any contractual or common law termination entitlements or otherwise.

12.7	Extension of Vesting.

The Board may, at the time of Termination or a Disability Date, extend the period for Vesting of Share Units, but not beyond the original end of the applicable Vesting Period except, in the case of a U.S. Participant, except as may be impermissible under Sections 409A of the U.S. Tax Code.

12.8	Termination of Employment for Cause.

In the event a Participant is Terminated for Cause by the Company or an Affiliate, no Share Units that have not Vested prior to the date of the Participant’s Termination for Cause, including any dividend equivalent Share Units in respect of such Share Units, will Vest and all Share Units, whether vested or unvested, will be forfeited immediately. The Participant will have no further entitlement to Share Units following Termination for Cause and waives any claim to damages in respect thereof whether related or attributable to any contractual or common law termination entitlements or otherwise.

13.	SHAREHOLDER RIGHTS

13.1	No Rights to Shares.

Share Units are not Shares and a Grant of Share Units will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement (other than pursuant to Section 11.2) or rights on liquidation.

APPENDIX “A”

ADDENDUM FOR PARTICIPANTS SUBJECT TO UNITED STATES TAXATION

The purpose of this Addendum is to establish certain rules and limitations applicable to awards issued under the Plan to U.S. Participants. Terms defined in the Plan and used herein will have the meanings set forth in the Plan, as amended from time to time.

1.	GENERAL

(a)

In the event of any contradiction, whether explicit or implied, between the provisions of this Addendum and the remainder of the Plan, the provisions of the Addendum will prevail with respect to Grants of Options, Share Units or other awards under the Plan to a U.S. Participant.

(b)

Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan be exempt from (or, if not so exempt, to comply with) Sections 409A of the U.S. Tax Code, and all provisions of the Plan will be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Sections 409A of the U.S. Tax Code. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan or any other plan maintained by the Company (including any taxes and penalties under Sections 409A of the U.S. Tax Code), and neither the Company nor any Subsidiary of the Company will have any obligation to indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

2.	DEFINITIONS

As used in this Addendum to the Plan and, unless otherwise specified, the following terms have the following meanings:

(a)	“Incentive Stock Option” means an Option that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the U.S. Tax Code.

(b)

“Separation From Service” will mean that employment or service with the Company and any entity that is to be treated as a single employer with the Company for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed.

(c)	“Specified Employee” means a U.S. Participant who meets the definition of “specified employee,” as defined in Sections 409A(a)(2)(B)(i) of the U.S. Tax Code.

3.	OPTIONS

(a)

Exercise Price. For the avoidance of doubt and notwithstanding anything to the contrary in the Plan or otherwise, any Option issued to a U.S. Participant will have per Share Exercise Price that is no less than “fair market value” on the date of grant which value will be determined in accordance with Sections 409A of the U.S. Tax Code.

(b)

Term (Duration). For the avoidance of doubt and notwithstanding anything to the contrary in the Plan or otherwise, in no event, including as a result of any Blackout Period, will the expiry date of any Option granted to a U.S. Participant be extended beyond the date which it would have expired in accordance with its terms if such Option has a per Share Exercise Price that is less than the “fair market value” (as determined under Sections 409A of the U.S. Tax Code) of the Shares on the date of the proposed extension.

(c)

Adjustments. Notwithstanding any provision of the Plan or otherwise, any adjustment to an Option issued to a U.S. Participant will be made in accordance with the requirements of Sections 409A of the U.S. Tax Code.

(d)

Incentive Stock Options. No more than 10,000,000 Shares may be delivered pursuant to the exercise of Incentive Stock Options granted under the Plan. Incentive Stock Options will be granted only subject to and in compliance with Section 422 of the U.S. Tax Code, and only to Eligible Persons who are employees of the Company and its Affiliates and who are eligible to receive an Incentive Stock Option under the U.S. Tax Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) will not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof will be regarded as a nonstatutory stock option properly granted under the Plan. Notwithstanding anything to the contrary in the Plan, if an Incentive Stock Option is granted to a Participant who owns stock representing more than ten percent of the voting power of all classes of stock of the Company or of a parent or subsidiary of the Company (within the meaning of Sections 424(e) and 424(f) of the U.S. Tax Code), the term of the Incentive Stock Option will not exceed five years from the date of grant of such Option and the Exercise Price will be at least 110% of the Fair Market Value (on the date of grant) of the shares subject to the Option. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of Shares for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company) exceeds USD$100,000, such excess Incentive Stock Options will be treated as nonstatutory stock options.

(e)

Notification of ISO Disqualifying Disposition. Each Participant awarded an Incentive Stock Option under the Plan will notify the Company in writing immediately after the date on which the Participant makes a disqualifying disposition of any Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Shares before the later of (i) two years after the date of grant of the Incentive Stock Option and (ii) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Board and in accordance with procedures established by the Board, retain possession, as agent for the applicable Participant, of any Shares acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instruction from such Participant as to the sale of such Shares.

4.	SHARE UNITS

(a)

Settlement of Share Units. Notwithstanding any other provision of the Plan, all amounts payable to a U.S. Participant under this Plan, including, without limitation, the issuance or delivery of Shares or a lump sum cash payment, will be paid or delivered no later than March 15th of the year immediately following the year in which the Vesting Date occurs in respect of the particular Share Unit.

(b)

Dividend Equivalents. Any additional Share Units (or amounts credited in respect of underlying Share Units) issued to a U.S. Participant in respect of an existing Share Unit grant will be settled at the same time as the underlying Share Units for which they were awarded.

(c)

Change in Control. In the event that the timing of payments in respect of any grant of Share Units that would otherwise be considered “deferred compensation” subject to Sections 409A of the U.S. Tax Code would be accelerated upon the occurrence of (A) a Change in Control, no such acceleration will be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Sections 409A of the U.S. Tax Code and any Treasury Regulations promulgated thereunder or (B) a Disability, no such acceleration will be permitted unless the Disability also satisfies the definition of “disability” pursuant to Sections 409A of the U.S. Tax Code and any Treasury Regulations promulgated thereunder, in each case, to the extent necessary to comply with Sections 409A of the U.S. Tax Code.

(d)

Payments to Specified Employees. Solely to the extent required by Sections 409A of the U.S. Tax Code, any payment in respect of Share Units which is subject to Sections 409A of the U.S. Tax Code and which has become payable on or following Separation from Service to any U.S. Participant who is determined to be a Specified Employee will not be paid before the date which is six months after such Specified Employee’s Separation from Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments will be made to the Specified Employee in a lump sum on the earliest possible payment date.

5.	ADMINISTRATION

Without derogating from the powers and authorities of the Board under the Plan, and unless specifically required under Applicable Law, the Board may amend or modify this Addendum to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Sections 409A of the U.S. Tax Code or other tax regulation. In the case of U.S. Participants, to the extent necessary to comply with Sections 409A of the U.S. Tax Code, the Board may accelerate the payment of benefits upon a Plan termination only if the termination occurs:

(a)

within 12 months of a corporate dissolution taxed under section 331 of the U.S. Tax Code, or with the approval of a bankruptcy court pursuant to 11 U.S.C. §503(b)(1)(A), provided that the payments under the Plan are included in the U.S. Participant’s gross income in the latest of (i) the calendar year in which the Plan termination occurs, (ii) the calendar year in which such benefit becomes vested or (iii) the first calendar year in which the payments are administratively practicable;

(b)	within 30 days preceding or within 12 months following a change in control event, as defined in U.S. Treasury Regulations §1.409A-3(i)(5); or

(c)	upon any other termination event permitted under Sections 409A of the U.S. Tax Code.

SCHEDULE “D”

NEW EMPLOYEE STOCK OWNERSHIP PLAN

See enclosed

ABSOLUTE SOFTWARE CORPORATION

2021 EMPLOYEE STOCK OWNERSHIP PLAN

Effective December 14, 2021

Article 1 - Purpose

This Employee Stock Ownership Plan (the “Plan”) is intended to encourage share ownership by all eligible employees of Absolute Software Corporation (the “Company”), a British Columbia corporation, and its participating subsidiaries (as defined in Article 17) so that they may share in the potential growth of the Company by acquiring or increasing their proprietary interest in the Company. The Plan is designed to encourage eligible employees to remain in the employ of the Company and its participating subsidiaries. The Plan is intended to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the “Code”).

This Plan will be effective as of December 14, 2021 with first purchases commencing on the first Purchase Period set forth in Article 5. As of such Purchase Period, no new entitlements will be granted under the Company’s prior Employee Share Ownership Plan.

Article 2 - Administration of the Plan

The administration of the Plan will be overseen by the Compensation Committee of the Board of Directors of the Company (the “Committee”). The Committee may delegate the day-to-day administration of the Plan to certain employees of the Company and/or duly appointed third party service providers.

The interpretation and construction by the Committee of any provisions of the Plan or of any purchase right granted under it will be final, unless otherwise determined by the Board of Directors. The Committee may from time to time adopt such rules and regulations for carrying out the Plan as it may deem best, provided that any such rules and regulations will be applied on a uniform basis to all employees under the Plan. No member of the Board of Directors or the Committee will be liable for any action or determination made in good faith with respect to the Plan or any purchase right granted under it.

In the event that there is no Committee available to oversee the administration of the Plan, the Board of Directors will have all power and authority to administer the Plan. In such event, the word “Committee” wherever used herein will be deemed to mean the Board of Directors.

Article 3 - Eligible Employees

All employees of the Company or one of its participating subsidiaries whose customary employment is for more than 20 hours per week will be eligible to enrol to participate and obtain purchase rights to purchase Common Shares (as defined in Article 4) under the Plan, and all eligible employees will have the same rights and privileges hereunder. Persons who are eligible employees on the first business day of any Purchase Period (as defined in Article 5) will be permitted to enrol as of such day. Persons who become eligible employees after the commencement of a Purchase Period may enrol as of the first day of the next succeeding Purchase Period.

In no event, however, may an employee be granted a purchase right if such employee, immediately after the purchase right was granted, would be treated as owning shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or of any parent corporation or subsidiary corporation, as the terms “parent corporation” and “subsidiary corporation” are defined in Section 424(e) and (f) of the Code. For purposes of determining ownership under this paragraph, the rules of Section 424(d) of the Code will apply, and shares which the employee may purchase under outstanding purchase rights will be treated as shares owned by the employee.

Article 4 - Shares Subject to the Plan

The shares subject to the purchase rights under the Plan will be authorized but unissued common shares in the capital of the Company (the “Common Shares”). The aggregate number of Common Shares reserved for issuance pursuant to the Plan will be a number equal to 0.5% of the aggregate number of issued and outstanding Common Shares from time to time, provided that the aggregate number of Common Shares reserved for issuance under the Plan together with all other security based compensation arrangements of the Company (which may result in Common Shares being issued from treasury) will be a number equal to 9% of the aggregate number of issued and outstanding Common Shares from time to time. If any purchase right granted under the Plan will expire or terminate for any reason without having been exercised in full or will cease for any reason to be exercisable in whole or in part, the unpurchased Common Shares subject thereto will again be available under the Plan.

The maximum number of Common Shares issued to insiders within any one-year period, or issuable to insiders, at any time, under all security based compensation arrangements of the Company, will not exceed 10% of the number of the then issued and outstanding Common Shares and any reduction of Common Shares issuable to insiders in violation of this limitation shall be applied pro rata to the insiders and shall be first applied against security-based compensation arrangements other than those in this Plan.

Notwithstanding the foregoing, and for the purposes of compliance with Section 423 of the Code, the maximum number of Common Shares reserved for issuance pursuant to the Plan shall not exceed 5,000,000.

Article 5 - Purchase Period and Share Purchase Rights

The first period during which payroll deductions will be accumulated under the Plan will commence on January 1, 2022 and will end on June 30, 2022. For the remainder of the duration of the Plan, periods during which payroll deductions will be accumulated under the Plan will consist of the six-month periods being (i) January 1 to June 30 and (ii) July 1 to December 31 of each calendar year (each a “Purchase Period”).

Twice each year, on the first business day of each Purchase Period, the Company will grant to each eligible employee who is then a participant in the Plan a purchase right to purchase on the last day of such Purchase Period (the “Purchase Date”), at the Grant Price hereinafter provided for and subject to the Payroll Deduction Limit (as defined herein), Common Shares on the condition that such employee remains eligible to participate in the Plan throughout the remainder of such Purchase Period. The participant will be entitled to exercise the purchase right so granted only to the extent of the participant’s accumulated payroll deductions on the Purchase Date. If the participant’s accumulated payroll deductions on the last day of the Purchase Period would exceed the aggregate Payroll Deduction Limit, the excess of the amount of the accumulated payroll deductions over such limit will be promptly refunded to the participant by the Company, without interest. The Grant Price per Common Share for each Purchase Period will be the lesser of (i) 85% of the Fair Market Price (as defined below) for the Common Shares on the first day of the Purchase Period and (ii) 85% of the Fair Market Price for the Common Shares on the Purchase Date (the “Grant Price”).

For purposes of the Plan, the term “Fair Market Price” on any date means: (i) the closing price of the Common Shares on such day (or the trading day immediately preceding such day if it is not a trading day) on the national securities exchange (such as the Toronto Stock Exchange or the Nasdaq Global Select Market) or quotation system on which the greatest volume of trading of the Common Shares in that period has occurred, if the Common Shares then traded on such securities exchange or quotation system; or (ii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Shares are not traded on a national securities exchange or quotation system; or (iii) if the Common Shares are not publicly traded, the fair market value of the Common Shares as determined by the Committee after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Common Shares in private transactions negotiated at arm’s length.

For purposes of the Plan, the term “business day” means a day on which there is trading on the securities exchange on which the greatest volume of trading of the Common Shares in the respective period has occurred, whichever is applicable pursuant to the preceding paragraph; and if neither is applicable, a day that is not a Saturday, Sunday or statutory holiday in the Province of British Columbia.

No employee will be granted a purchase right which permits the employee’s right to purchase shares under the Plan, and under all other Section 423(b) employee stock purchase plans of the Company and any parent or subsidiary corporations, to accrue to an amount which exceeds USD$25,000 divided by the fair market value of such shares (determined on the date or dates that purchase rights on such shares were granted) for each calendar year in which such purchase right is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code. If the participant’s accumulated payroll deductions on the Purchase Date would otherwise enable the participant to purchase Common Shares in excess of the Section 423(b)(8) limitation described in this paragraph, the excess of the amount of the accumulated payroll deductions over the aggregate purchase price of the shares actually purchased will be promptly refunded to the participant by the Company, without interest.

In addition, and for the purposes of compliance with Section 423 of the Code, the maximum number of Common Shares that may be purchased on any single Purchase Date by any one participant is 100,000 Common Shares.

Article 6 - Exercise of Purchase Right

Each eligible employee who continues to be a participant in the Plan on the Purchase Date will be deemed to have exercised their purchase right on such date and will be deemed to have purchased from the Company such number of full Common Shares reserved for the purpose of the Plan as the participant’s accumulated payroll deductions on such date will pay for at the Grant Price, subject to the Payroll Deduction Limit of the purchase right and the Section 423(b)(8) limitation described in Article 5. If the individual is not a participant on the Purchase Date, then they will not be entitled to exercise their purchase right. Only full Common Shares may be purchased under the Plan. Unused payroll deductions remaining in a participant’s account at the end of a Purchase Period by reason of the inability to purchase a fractional share will be carried forward to the next Purchase Period unless refunded in accordance with Article 10.

Article 7 – Plan Enrollment

An eligible employee may enroll as a participant in the Plan in accordance with procedures prescribed by the Company from time to time, including by submitting an appropriate online or written enrolment:

A. stating the amount to be deducted regularly from the employee’s Compensation (as defined in Article 8);

B. authorizing the purchase of Common Shares for the employee in each Purchase Period in accordance with the terms of the Plan; and

C. specifying the exact name or names in which Common Shares purchased for the employee are to be issued as provided under Article 11 hereof.

Such authorization must be received by the Company at least 10 days before the first day of the next succeeding Purchase Period and will take effect only if the employee is an eligible employee on the first business day of such Purchase Period.

Unless a participant submits a new authorization or withdraws from the Plan, the deductions and purchases under the authorization the participant has on file under the Plan will continue automatically from one Purchase Period to succeeding Purchase Periods as long as the Plan remains in effect.

The Company will accumulate and hold for each participant’s account the amounts deducted from their pay. No interest will be paid on these amounts.

Article 8 - Maximum Amount of Payroll Deductions

The maximum amount of payroll deductions that an employee may elect for any Purchase Period is USD$10,000 (or the employee’s local currency equivalent) of the employee’s Compensation as defined below (the “Payroll Deduction Limit”) for a total of up to USD$20,000 per calendar year. An amount equal to the elected amount of the participant’s base salary on a gross basis before any deduction for tax or other amounts (“Compensation”) will be deducted on each regular payday falling within the Purchase Period. All amounts will be calculated on the participant’s gross Compensation, and deducted from a participant’s net pay on an after-tax basis.

Article 9- Change in Payroll Deductions

A participant may, no more than once during any one Purchase Period, elect to increase or decrease their rate of payroll deduction by submitting an election (which may be in electronic form), in accordance with, and if and to the extent permitted by, procedures established by the Company from time to time, which may, if permitted by the Company, include a decrease to zero percent; provided, however, that unless determined otherwise by the Committee, a decrease to zero percent will be a deemed withdrawal from the Plan. Any such election is subject to the participant’s compliance with the Company’s Insider Trading & Blackout Policy and applicable trading black-out periods.

A participant who stops payroll deductions in any Purchase Period in accordance with the foregoing or that withdraws from the Plan pursuant to Article 10 may re-enroll in accordance with the process for re-entering the Plan set out in Article 10.

Article 10 - Withdrawal from the Plan

A participant may withdraw from the Plan on or before the 10th business day prior to the last day of a Purchase Period, in accordance with procedures prescribed by the Company by delivering a withdrawal notice to the Company in which event the Company will refund the amount of the participant’s aggregate payroll deductions for that Purchase Period.

To re-enter the Plan, an employee who has previously withdrawn must file a new authorization at least ten days before the first day of the next Purchase Period in which they wish to participate. The employee’s re-entry into the Plan becomes effective at the beginning of such Purchase Period, provided that they are an eligible employee on the first business day of the Purchase Period.

Article 11 - Issuance of Common Shares to Custodial Accounts

The Common Shares purchased by participants will be issued electronically by the Company’s transfer agent to a participant’s custodial account as soon as practicable after the applicable Purchase Date. Common Shares purchased under the Plan will be issued only in the name of the participant or their nominee (or, if their authorization so designates, in the name of the participant and another person of legal age as joint tenants with rights of survivorship or a nominee). The custodial account of participants will be maintained by a bank, broker-dealer or similar custodian that has agreed to hold such shares for the accounts of the respective participants. Fees and expenses of the bank, broker-dealer or similar custodian will be paid by the Company or allocated among the respective participants in such manner as the Committee determines. A participant or their legal representative may withdraw Common Shares from the participant’s custodial account at any time.

Article 12 - Adjustments

Upon the happening of any of the following described events, a participant’s purchase rights granted under the Plan will be adjusted as hereinafter provided:

A. In the event that the Common Shares will be subdivided or consolidated into a greater or smaller number of shares or if, upon a reorganization, split-up, liquidation, recapitalization or the like of the Company, the Common Shares will be exchanged for other securities of the Company, each participant will be entitled, subject to the conditions herein stated, to purchase such number of Common Shares or amount of other securities of the Company as were exchangeable for the number of Common Shares that such participant would have been entitled to purchase except for such action, and appropriate adjustments will be made in the purchase price per share to reflect such subdivision, consolidated or exchange; and

B. In the event the Company will issue any of its shares as a stock dividend upon or with respect to the shares of the class which will at the time be subject to any purchase rights hereunder, each participant upon exercising such a purchase right will be entitled to receive (for the purchase price paid upon such exercise) the shares as to which the participant is exercising their purchase right and, in addition thereto (at no additional cost), such number of shares of the class or classes in which such stock dividend or dividends were declared or paid, and such amount of cash in lieu of fractional shares, as is equal to the number of shares thereof and the amount of cash in lieu of fractional shares, respectively, which the participant would have received if the participant had been the holder of the shares as to which the participant is exercising their purchase right at all times between the date of the granting of such purchase right and the date of its exercise.

Upon the happening of any of the foregoing events, the class and aggregate number of shares set forth in Article 4 hereof which are subject to purchase rights which have been or may be granted under the Plan will also be appropriately adjusted to reflect the events specified in paragraphs A and B above. Notwithstanding the foregoing, any adjustments made pursuant to paragraphs A or B will be made only after the Committee, based on advice of counsel for the Company, determines whether such adjustments would constitute a “modification” (as that term is defined in Section 424 of the Code). If the Committee determines that such adjustments would constitute a modification, or that such change will constitute a change requiring shareholder approval, it may refrain from making such adjustments.

If the Company is to be consolidated with or acquired by another entity in a merger, a sale of all or substantially all of the Company’s assets or otherwise (an “Acquisition”), the Committee may accelerate the current Purchase Period to a date before the completion of the Acquisition specified by the Committee, or, if the Committee does not accelerate the current Purchase Period, the Committee or the board of directors of any entity assuming the obligations of the Company hereunder (the “Successor Board”) will, with respect to purchase rights then outstanding under the Plan, either (i) make appropriate provision for the continuation of such purchase rights by arranging for the substitution on an equitable basis for the shares then subject to such purchase rights either (a) the consideration payable with respect to the outstanding Common Shares in connection with the Acquisition, (b) shares of the successor corporation, or a parent or subsidiary of such corporation, or (c) such other securities as the Successor Board deems appropriate, the fair market value of which will not materially exceed the fair market value of the Common Shares subject to such purchase rights immediately preceding the Acquisition; or (ii) terminate each participant’s purchase rights in exchange for a cash payment equal to the excess of (a) the fair market value on the date of the Acquisition, of the number of Common Shares that the participant’s accumulated payroll deductions as of the date of the Acquisition could purchase, at an Grant Price determined with reference only to the first business day of the applicable Purchase Period and subject to Code Section 423(b)(8) and fractional-share limitations on the amount of shares a participant would be entitled to purchase, over (b) the result of multiplying such number of shares by such Grant Price.

The Committee or Successor Board will determine the adjustments to be made under this Article 12, and its determination will be conclusive.

Article 13 - No Transfer or Assignment of Employee’s Rights

A purchase right granted under the Plan or a participant’s right under the Plan may not be pledged, assigned, encumbered or otherwise transferred for any reason, except by will or laws of descent and distribution, and may be exercised, during the participant’s lifetime, only by the participant. Any such attempt will be deemed to be a election by the participant to withdraw from the Plan in accordance with Article 10.

Article 14 - Termination of Employee’s Rights

Whenever a participant ceases to be an eligible employee because of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death or for any other reason, their rights under the Plan will immediately terminate, and the Company will refund to the participant or their personal representative, without interest, the entire cash balance of their payroll deduction account at such time.

For purposes of the Plan, a participant will cease to be an eligible employee on the date on which such participant’s employment with the Company or a participating subsidiary ceases for any reason whether lawful or otherwise (including, without limitation, by reason of resignation, death, disability, frustration of contract, termination for cause, termination without cause, or constructive dismissal), without regard to any pay in lieu of notice (whether by way of lump sum or salary continuance), benefits continuance, or other termination related payments or benefits, to which such person may then be entitled whether pursuant to contract, the common law or otherwise. Notwithstanding the foregoing, eligible employment will be treated as continuing intact in the case of: (i) a bona fide leave of absence to which a participant is entitled pursuant to applicable employment standards legislation; (ii) a participant’s authorized vacation; or (iii) any other bona fide leave of absence to which a participant is entitled pursuant to applicable law or a written Company policy. Also, eligible employment will be treated as continuing intact in the case of a transfer between locations of the Company or between the Company and its participating subsidiaries.

The Plan does not, directly or indirectly, create any right for the benefit of any employee or class of employees to preferentially purchase any Common Shares under the Plan, or create in any employee or class of employees any right with respect to continuation of employment by the Company, and it will not be deemed to interfere in any way with the Company’s right to terminate, or otherwise modify, an employee’s employment at any time.

Article 15 - Termination of and Amendments to Plan

The Plan may be terminated at any time by the Company’s Board of Directors, but such termination will not affect purchase rights then outstanding under the Plan. The Plan will terminate in any case when all or substantially all of the unissued Common Shares reserved for the purposes of the Plan have been purchased, if applicable. If at any time Common Shares reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares will be allocated pro rata among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase Common Shares, and the Plan will terminate. Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase Common Shares will be refunded, without interest.

The Committee or the Board of Directors may from time to time adopt amendments to the Plan, provided that, without the approval of the shareholders of the Company, no amendment may: (i) increase the number of shares that may be issued under the Plan; (ii) increase the amount of the cash contribution that may be made by the Company (or discount applied) to the purchase of Common Shares by any employee participating in the Plan; (iii) increase the maximum dollar amount in any one Purchase Period or calendar year that any eligible participant may direct be made, pursuant to the Plan, towards the purchase of Common Shares on their behalf through payroll deductions; (iv) increase the limits on the total number of Common Shares that may be acquired by any one insider of the Company and the insider’s associates under the Plan; (v) change the eligible participants that would have the potential for broadening or increasing the insider participation in the Plan; or (vi) increase the limit on the total number of Common Shares that may be acquired by insiders of the Company and acquired by insiders within a one-year period.

In addition, any modification or amendment to the Plan will be subject to the prior approval of the Toronto Stock Exchange to the extent that the Common Shares are listed on the Toronto Stock Exchange at the time of such proposed termination, modification or amendment.

Article 16 - Limits on Sale of Shares Purchased under the Plan

The Plan is intended to provide Common Shares for investment and not for resale. The Company does not, however, intend to restrict or influence any employee in the conduct of their own affairs. An employee may, therefore, sell Common Shares purchased under the Plan at any time the employee chooses, subject to: (i) compliance with any applicable federal, state and provincial securities laws and regulations; (ii) any restrictions imposed under Article 20 to ensure that tax withholding obligations are satisfied; (iii) compliance with the terms of the Company’s Insider Trading & Blackout Policy and any other applicable policies; and (iv) compliance with any conditions imposed by the Committee or the Board of Directors under the Plan with respect to any subsequent purchases made by participants under the Plan.

THE PARTICIPANT ASSUMES THE RISK OF ANY MARKET FLUCTUATIONS IN THE PRICE OF THE COMMON SHARES.

Article 17 - Participating Subsidiaries

The term “participating subsidiary” will mean any present or future subsidiary of the Company, as that term is defined in Section 424(f) of the Code, which is designated from time to time by the Board of Directors to participate in the Plan. The Board of Directors will have the power to make such designation before or after the Plan is approved by the shareholders.

Article 18 - Participants Not Shareholders

Neither the granting of a purchase right to an employee nor the deductions from their pay will constitute such employee a shareholder of the shares covered by a purchase right until such shares have been actually purchased by the employee. Until such time, an employee is not entitled to any voting rights, dividends or other rights as a shareholder of the shares covered by a purchase right.

Notwithstanding the foregoing, the Company will deliver to any participant under this Plan who does not otherwise receive such materials upon such participant’s reasonable written request (a) a copy of the Company’s most recent publicly-filed annual report, and (b) a copy of any other reports, proxy statements and other communications distributed to the Company’s security holders generally.

Article 19 - Notice to Company of Disqualifying Disposition

By electing to participate in the Plan, each United States of America resident agrees to notify the Company in writing immediately after the participant transfers Common Shares acquired under the Plan, if such transfer occurs within two years after the first business day of the Purchase Period in which such Common Shares was acquired. Each participant further agrees to provide any information about such a transfer as may be requested by the Company or any subsidiary corporation in order to assist it in complying with the tax laws. Such dispositions generally are treated as “disqualifying dispositions” under Sections 421 and 424 of the Code, which have certain tax consequences to participants and to the Company and its participating subsidiaries.

Article 20 - Withholding of Additional Taxes

By electing to participate in the Plan, each participant acknowledges that the Company and its participating subsidiaries are required to withhold taxes with respect to the amounts deducted from the participant’s compensation and accumulated for the benefit of the participant under the Plan, and each participant agrees that the Company and its participating subsidiaries may deduct additional amounts from the participant’s compensation, when amounts are added to the participant’s account, used to purchase Common Shares or refunded, in order to satisfy such withholding obligations. Each participant further acknowledges that when Common Shares are purchased under the Plan the Company and its participating subsidiaries may be required to withhold taxes with respect to all or a portion of the difference between the fair market value of the Common Shares purchased and their purchase price and any other taxable benefit arising from participation in the Plan, and each participant agrees that such taxes may be withheld from compensation otherwise payable to such participant. It is intended that tax withholding will be accomplished in such a manner that the full amount of payroll deductions elected by the participant under Article 7 will be used to purchase the Common Shares. However, if amounts sufficient to satisfy applicable tax withholding obligations have not been withheld from compensation otherwise payable to any participant, then, notwithstanding any other provision of the Plan, the Company may withhold such taxes from the participant’s accumulated payroll deductions and apply the net amount to the purchase of Common Shares, unless the participant pays to the Company, prior to the exercise date, an amount sufficient to satisfy such withholding obligations. Each participant further acknowledges that the Company and its participating subsidiaries may be required to withhold taxes in connection with the disposition of Common Shares acquired under the Plan and agrees that the Company or any participating subsidiary may take whatever action it considers appropriate to satisfy such withholding requirements, including deducting from compensation otherwise payable to such participant an amount sufficient to satisfy such withholding requirements or conditioning any disposition of Common Shares by the participant upon the payment to the Company or such subsidiary of an amount sufficient to satisfy such withholding requirements. For purposes of this Article 20, “taxes” include all remuneration-related deductions, withholdings and contributions required by any governmental authority.

Article 21 - Governmental Regulations

The Company’s obligation to sell and deliver Common Shares under the Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of such shares.

Government regulations and stock exchange requirements may impose reporting or other obligations on the Company with respect to the Plan. For example, the Company may be required to disclose the names of participants and the number of Common Shares acquired under the Plan, or identify Common Shares issued under the Plan on its ownership records and send tax information statements to employees and former employees who transfer title to such Common Shares.

Article 22 - Governing Law

The validity and construction of the Plan will be governed by the laws of the Province of British Columbia, without giving effect to the principles of conflicts of law thereof.

If you have any questions or require any voting assistance, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group at:

NORTH AMERICAN TOLL FREE:

1-877-452-7184

CALLS OUTSIDE NORTH AMERICA:

1-416-304-0211

EMAIL:

ASSISTANCE@LAURELHILL.COM